Filed pursuant to Rule 424(b)(5)

Registration File No.: 333-183862

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Maximum Offering Price per Share	Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Class A Common Stock, par value $0.01 per share	4,025,000	$64.75	$260,618,750.00	$29,866.91

(1)	Includes 525,000 shares of Class A Common Stock that may be purchased by the underwriters pursuant to their option to purchase additional shares.
(2)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated September 12, 2012)

3,500,000 Shares

Genesee & Wyoming Inc.

Class A Common Stock

$64.75 per share

We are selling 3,266,004 shares of our Class A Common Stock, and the selling stockholder named in this prospectus is selling 233,996 shares of our Class A Common Stock. We will not receive any proceeds from the sale of shares of Class A Common Stock by the selling stockholder, who is the Chairman of our Board of Directors.

The underwriters may exercise their option to purchase up to 525,000 additional shares of Class A Common Stock from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus supplement. The selling stockholder is not offering additional shares pursuant to the option.

Our Class A Common Stock is listed on the New York Stock Exchange under the symbol “GWR”. The last reported sale price of our Class A Common Stock on the New York Stock Exchange on September 13, 2012 was $64.81 per share.

Concurrently with this offering of Class A Common Stock, pursuant to a separate prospectus supplement, we are offering 2,000,000 5.00% tangible equity units (or 2,300,000 5.00% tangible equity units if the underwriters exercise their option to purchase additional tangible equity units with respect to such offering in full), each with a stated amount of $100. The tangible equity units are being offered by means of a separate prospectus supplement and not by means of this prospectus supplement. The completion of this offering is not contingent on the completion of the offering of tangible equity units and the offering of the tangible equity units is not contingent on the completion of this offering. This offering is not contingent on completion of the Merger (as defined herein).

Investing in our Class A Common Stock involves risks. See “Risk Factors” beginning on page S-28.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$64.75	$226,625,000.00
Underwriting Discount	$2.9137	$10,197,950.00
Proceeds to Genesee & Wyoming Inc. (before expenses)	$61.8363	$201,957,603.15
Proceeds to the selling stockholder (before expenses)	$61.8363	$14,469,446.85

The underwriters expect to deliver the shares of Class A Common Stock to purchasers on or about September 19, 2012 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

BofA Merrill Lynch	Citigroup	J.P. Morgan

Senior Co-Managers
BB&T Capital Markets	RBC Capital Markets	Wells Fargo Securities

Co-Managers
Santander		Raymond James
Stifel Nicolaus Weisel	Dahlman Rose & Company	Stephens Inc.	Wolfe Trahan Securities

September 13, 2012

GENESEE
G&W
WYOMING
Genesee & Wyoming Inc.
Following completion of the Merger
RailAmerica
Port Operations
Genesee & Wyoming
Port Operations
Industrial Switching
Contract Coal Loading
Dashed lines indicate trackage rights

Following the consummation of the acquisition of RailAmerica*, Genesee & Wyoming Inc. (GWI) (NYSE:GWR) will own and operate short line and regional freight railroads in the United States, Australia, Canada, the Netherlands and Belgium. GWI operations worldwide are expected to include 111 railroads organized in 12 regions, with more than 15,000 miles of owned and leased track and approximately 2,500 additional miles under track-access arrangements, as well as rail service at 35 ports in North America, Australia and Europe. GWI also performs contract coal loading and railcar switching services for industrial customers. Assuming the completion of the acquisition of RailAmerica, GWI will be the largest owner and operator of short line and regional freight railroads in North America, with 108 railroads and approximately 13,000 track miles in 39 U.S. states and four Canadian provinces. In addition, we provide rail service in four Australian states and one Australian territory and operate the 1,400-mile Tarcoola to Darwin rail line linking the Port of Darwin with the interstate rail network in South Australia.

*There is no assurance that GWI will complete the merger or obtain the necessary governmental approvals to control RailAmerica and complete the integration of RailAmerica.

Australia
Genesee & Wyoming Australia (GWA)
GWA-Operated Track
Interstate Lines with Open Access
Port Operations
Darwin
NORTHERN TERRITORY
Alice Springs
QUEENSLAND
SOUTH AUSTRALIA
Brisbane
NEW SOUTH WALES
Tarcoola
Perth
WESTERN AUSTRALIA
Whyalla
Sydney
Port Lincoln
Adelaide
VICTORIA
Melbourne
Europe
Port Operations
Shunting Contracts
Rotterdam
Antwerp

Prospectus Supplement

Prospectus

S-i

PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and certain other matters relating to Genesee & Wyoming Inc. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2012, which became automatically effective upon filing. If the description in the prospectus supplement differs from the description in the accompanying prospectus, the description in the prospectus supplement supersedes the description in the accompanying prospectus.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholder are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in each of this prospectus supplement, the accompanying prospectus, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus and any related free writing prospectus is accurate as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus and any related free writing prospectus we provide to you when making your investment decision.

BASIS OF PRESENTATION

In this prospectus supplement, unless otherwise specified or the context requires otherwise:

•	“Genesee & Wyoming”, “GWI”, the “Company”, “we”, “our” and “us” refer to Genesee & Wyoming Inc. and its subsidiaries and affiliates as of the date hereof;

•	“RailAmerica” refers to RailAmerica, Inc. and its subsidiaries as of the date hereof;

•	“combined company” refers to Genesee & Wyoming and its subsidiaries (including RailAmerica and its subsidiaries) after completion of the Transactions, including the Merger;

•	“Merger” refers to our acquisition of the outstanding common shares of RailAmerica;

•	“Transactions” refers to the Merger and the related Financing Transactions as described under “Prospectus Supplement Summary—The Transactions” in this prospectus supplement; and

•	“Financing Transactions” means the various financing transactions as described under “Prospectus Supplement Summary—The Transactions” in this prospectus supplement.

Although Genesee & Wyoming’s acquisition of RailAmerica has not yet occurred, the pro forma information in this prospectus supplement gives pro forma effect to the Merger and the related Financing Transactions, including this offering and the concurrent Units Offering (as defined under “Prospectus Supplement Summary—The Transactions”), as if we had received Surface Transportation Board (“STB”) approval to control RailAmerica and complete the integration of RailAmerica as of June 30, 2012, in the case of balance sheet data, and as of January 1, 2011, in the case of statement of operations data, unless otherwise specified. Although our notice of exemption filed with the STB to close the Merger into a sole voting trust has become effective, there is no assurance that we will obtain the necessary governmental

S-ii

approvals to control RailAmerica and complete the integration of RailAmerica. The STB may not permit the integration or may impose significant restrictions or conditions on such integration, including conditions associated with our service, the rates we charge or divestiture of certain of our assets. Pending such formal approval, the voting trustee will hold the RailAmerica stock and we expect to account for our ownership of RailAmerica using the equity method of accounting. The pro forma financial information in this prospectus supplement assumes STB approval without any divestiture of assets. See “Risk Factors— Risks Relating to Our Pending Acquisition of RailAmerica”.

Certain financial and other data of RailAmerica has been reclassified in accordance with Genesee & Wyoming’s presentation, such as commodity groups.

This offering is not conditioned on completion of the Merger or STB approval to control RailAmerica. If the Merger is not completed, none of the transactions described under “The Transactions”, other than this offering and the concurrent Units Offering, if completed, will occur, the other pieces of our current capital structure will remain in place as described in the documents incorporated by reference herein and we will use the net proceeds from this offering and the concurrent Units Offering, if completed, as described under “Use of Proceeds”. See “Risk Factors—Risks Relating to Our Pending Acquisition of RailAmerica—The failure by us to complete the acquisition of RailAmerica could adversely affect our business and the market price of our common stock and could result in substantial termination costs”.

Unless otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of their right to purchase up to 525,000 additional shares from us.

All references to currency amounts included in this prospectus supplement are in United States dollars unless specifically noted otherwise.

INDUSTRY AND MARKET DATA

We obtained the market, competitive position and forecast data used throughout this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus from our own research and internal sources, surveys or studies conducted by third parties, public filings and industry or general publications. Industry publications, surveys and forecasts generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. While we believe that each of these studies and publications is reliable, none of us, the selling stockholder nor the underwriters has independently verified such data and none of us, the selling stockholder nor the underwriters makes any representation as to the accuracy of such information. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources. Further, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus supplement.

Unless otherwise indicated, the Association of American Railroads (the “AAR”) data comes from its Railroad Facts Report, 2011 Edition (the most current edition), which reported data as of and for the year ended December 31, 2010.

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FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding future events and future performance of Genesee & Wyoming Inc. Words such as “anticipates,” “intends,” “plans,” “believes,” “seeks,” “expects,” “estimates,” “trends,” “outlook,” variations of these words and similar expressions are intended to identify these forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to forecast. Actual results may differ materially from those expressed or forecasted in these forward-looking statements. Examples of factors that could cause actual results to vary from those expressed in forward-looking statements include all statements that are not historical in nature, including statements regarding:

•	the ability to obtain STB approval to control RailAmerica and complete the integration of RailAmerica on the proposed terms and contemplated schedule;

•	the completion of the concurrent Units Offering (as defined in “Prospectus Supplement Summary—The Transactions”);

•	the industry and markets, including their outlook, in which we operate and our competitive position;

•

the impact of political, social or economic conditions (including commodity demand associated with the industrialization of developing economies) on our results and our susceptibility to downturns in the general economy;

•	our operations, competitive position, growth strategy and prospects;

•

our ability to complete, integrate and benefit from acquisitions, investments, joint ventures and strategic alliances, including the Merger, and the challenges associated with managing rapid growth and operating a global business with decentralized management and operations;

•	our substantial indebtedness and our ability to fulfill our obligations under such indebtedness;

•	the imposition of operational restrictions as a result of covenants in our debt agreements;

•

our susceptibility to severe weather conditions, climate change and other natural occurrences, which could result in shutdowns, derailments, other substantial disruptions of operations or impacts on our customers;

•

governmental policies, legislative and regulatory developments affecting our railroad operations or the operations of our customers, including the passage of new legislation, rulings by the STB and the Federal Railroad Administration (the “FRA”), as well as the actions of the Railroad Retirement Board in the United States and the actions of the governmental entities in the foreign jurisdictions where we operate;

•	our relationships with Class I railroads and other connecting carriers for our operations;

•	our ability to obtain railcars and locomotives from other providers on which we are currently dependent;

•	competition from numerous sources, including those relating to geography, substitute products, other modes of transportation and other rail operators;

•	changes in foreign exchange policy or rates;

•	strikes, work stoppages or unionization efforts by our employees or in the rail network;

•	our ability to attract, retain and develop a sufficient number of skilled employees, including senior leadership in the various geographies in which we operate;

•	our obligation as a common carrier to transport hazardous materials by rail;

S-iv

•	the occurrence of losses or other liabilities which are not covered by insurance or which exceed our insurance limits, or which cause our self-insured retentions or insurance premiums to rise;

•	rising fuel costs or constraints in fuel supply;

•	customer retention and contract continuation;

•	our exposure to the credit risk of customers and counterparties;

•	our ability to manage our growth effectively;

•	our funding needs and financing sources, including our ability to obtain government funding for capital projects;

•	acts of terrorism and anti-terrorism measures;

•

the effects of market and regulatory responses to environmental, health and safety law changes, as well as the effects of violations of, or liabilities under, new or existing environmental, health and safety laws, regulations and requirements;

•	our susceptibility to various legal claims and lawsuits;

•	our susceptibility to risks associated with doing business in foreign countries;

•	our ability to achieve anticipated cost savings from synergies and to utilize RailAmerica’s tax benefits; and

•	the other risk factors set forth in “Risk Factors” in this prospectus supplement.

The areas in which there is risk and uncertainty are further described in documents that we file from time to time with the SEC, which contain additional important factors that could cause actual results to differ from current expectations and from the forward-looking statements contained herein. Readers of this document are cautioned that our forward-looking statements are not guarantees of future performance and our actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

In light of the risks, uncertainties and assumptions associated with forward-looking statements, you should not place undue reliance on any forward-looking statements. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed or incorporated by reference in this prospectus supplement or the accompanying prospectus not to occur.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about their companies without fear of litigation. We are taking advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act in connection with the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Our forward-looking statements speak only as of the date of this prospectus supplement or as of the date they are made, and we undertake no obligation to update our forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus supplement.

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PROSPECTUS SUPPLEMENT SUMMARY

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus. This summary highlights selected information from this prospectus supplement. As a result, it does not contain all of the information you should consider before investing in our Class A Common Stock. You should carefully read the entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, which are described under “Where You Can Find More Information,” before deciding whether to invest in our Class A Common Stock. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether to invest in our Class A Common Stock.

Genesee & Wyoming Inc.

Overview

We operate short line and regional freight railroads and provide railcar switching services in the United States, Australia, Canada, the Netherlands and Belgium. In addition, we operate a longer-haul railroad that runs approximately 1,400 miles between Tarcoola in South Australia and Darwin in the Northern Territory of Australia. As of June 30, 2012, we operated in 30 states in the United States, four Australian states, one Australian territory and three Canadian provinces and provide rail service at 23 ports in North America, Australia and Europe. The Company’s corporate predecessor was founded in 1899 as a 14-mile rail line serving a single salt mine in upstate New York. As of June 30, 2012, we operated over approximately 7,600 miles of owned, jointly owned or leased track (inclusive of the Tarcoola to Darwin rail line operated under a concession agreement) and 1,405 additional miles under other contractual track access arrangements. Based on North American track miles, we believe that we are the second largest operator of short line and regional freight railroads in North America.

Since our initial public offering in 1996 through December 31, 2011, our revenue increased at a compound annual growth rate of 17.1%, from $77.8 million in 1996 to $829.1 million in 2011, and our diluted earnings per share increased at a compound annual growth rate of 16.3%, from $0.29 to $2.79. We have achieved these results primarily through the disciplined execution of our growth strategy. Our July 23, 2012 announcement of the acquisition of RailAmerica, Inc. for approximately $2.0 billion (equity purchase price of $1.4 billion based on a 49.9 million outstanding common stock share count plus net debt of approximately $600 million) is the most recent illustration of our growth strategy and our largest acquisition to date. We intend to use the net proceeds of this offering to partially fund the RailAmerica acquisition as described in more detail below.

Genesee & Wyoming’s acquisition of RailAmerica combines the two largest short line railroad operators in North America. The acquisition is expected not only to allow us to take advantage of significant synergies, but also provides a wide national footprint for future industrial and commercial development along our 108 railroads in North America following the acquisition. We believe the combined company’s increased exposure to any sustained recovery of the U.S. economy coupled with our exposure to the long-term urbanization and industrialization of China and India through commodity exports shipped by our Australian operations, positions us to benefit from favorable long-term macroeconomic conditions.

Growth Strategy

We intend to continue to increase our earnings and cash flow through the disciplined execution of our growth strategy for both domestic and international opportunities. The two main drivers of our growth strategy are the execution of (1) our operating strategy and (2) our disciplined acquisition and investment strategy.

Operating Strategy

Our railroads operate under strong local management teams, with centralized administrative support and oversight. In North America, our operations are currently conducted and organized into eight regions. In each of our regions, we seek to encourage the entrepreneurial drive, local knowledge and customer service that we view as necessary to achieve our financial goals. Our regional managers continually focus on increasing our return on invested capital, earnings and cash flow through the disciplined execution of our operating strategy. At the regional level, our operating strategy consists of the following four principal elements:

Continuous Safety Improvement. We believe that a safe work environment is essential for our employees, our customers and the communities in which we conduct business. Each year, we establish stringent safety targets as part of our safety program. For each of the full year 2011 and for January through August 2012, we achieved a consolidated injury frequency rate of 0.5 injuries per 200,000 man-hours worked. Through the implementation of our safety programs, we have reduced our injury frequency rate by 74% since 2006, when it was 1.95 injuries per 200,000 man-hours worked for that year. For comparative purposes, for January through June 2012, the most recent month for which data is available, the U.S. short line average was 3.0 injuries per 200,000 man-hours worked, and the U.S. regional railroad average was 3.1 injuries per 200,000 man-hours worked. Based on these results, we are nearly six times safer than the short line and regional railroad peer group averages, and also safer than any U.S. Class I railroad.

Focused Regional Marketing. We generally build and operate each of our regions on a base of large industrial customers and seek to grow rail traffic through marketing efforts. We also pursue additional sources of revenue by marketing to new industrial customers and providing ancillary rail services. These ancillary rail services include railcar switching, repair, storage, cleaning, weighing and blocking and bulk transfer, which enable shippers and Class I carriers to move freight more easily and cost-effectively. Separately, in Australia and Europe, our capacity to compete for new customers is enhanced by open access regimes, which generally allow us to pursue new business opportunities with customers anywhere on the open access rail network.

Lower Operating Costs. We focus on lowering operating costs and historically have been able to operate acquired rail lines more efficiently than the companies from which we acquired these properties. We typically achieve efficiencies by lowering administrative overhead, consolidating equipment and track maintenance contracts, reducing transportation costs and selling surplus assets.

Efficient Use of Capital. We invest in track and rolling stock to ensure that we operate safe railroads that meet the needs of customers. At the same time, we seek to maximize our return on invested capital by focusing on cost effective capital programs. For example, for our short haul and regional operations in North America we typically rebuild older locomotives rather than purchase new ones and invest in track at levels appropriate for traffic type and density. In addition, because of the importance of certain customers and railroads to the regional economies, we are able, in some instances, to obtain state, provincial and/or federal grants to upgrade track. Typically, we seek government funds to support investments that otherwise would not be economically viable for us to fund on a stand-alone basis.

Following the RailAmerica acquisition, we plan to maintain our regionally focused operating strategy. The high quality of our regional management is an important reason why we intend to incorporate many of the proximate RailAmerica railroads into our eight existing regional operations in North America. In addition, we currently plan to create two new operating regions and management teams in the United States to operate railroads in geographies where we do not presently have a significant regional presence. By combining best practices from our railroads and RailAmerica’s railroads, we believe that we will improve the operating efficiency of our regional operations and enhance service to our customers.

Acquisition and Investment Strategy

Since 1985, we have completed 36 acquisitions and made several significant rail equipment investments to serve mining customers who are developing natural resource projects such as iron ore mines. Our acquisition and investment strategy includes the acquisition or long-term lease of existing railroads as well as investment in rail equipment and/or track infrastructure to serve new and existing customers. Historically, our acquisition, investment and long-term lease opportunities have been from the following five sources:

•

Acquisitions of other regional railroads or short line railroads, such as our acquisitions of the Arizona Eastern Railway Company (“AZER”) in 2011, CAGY Industries, Inc. in 2008, the Ohio Central Railroad System in 2008 and Rail Management Corporation in 2005. Based on AAR data, as of December 31, 2011 there were approximately 460 short line and regional railroads in the United States not owned by us or RailAmerica;

•

Investments in track and/or rolling stock to support new industrial development or mineral development in new or existing areas of operations, such as our long-term rail services agreement with Labrador Iron Mines Limited (“LIM”) to haul unit trains of iron ore over LIM’s six-kilometer railway, our recently announced long-term agreement with Tata Steel Minerals Canada Ltd. (“TSMC”) to provide, subject to the satisfaction of certain conditions, rail transportation and rail construction services in respect of the direct shipping iron ore mine that TSMC is developing near Schefferville, Quebec and our recently announced expansion of two existing rail haulage contracts with Arrium Limited to transport an additional 2.7 million tons per year of export iron ore in South Australia;

•

Acquisitions of international railroads, such as our acquisitions of FreightLink Pty Ltd (“FreightLink”) in Australia and Rotterdam Rail Feeding (“RRF”) in the Netherlands. We believe that there are additional acquisition and investment opportunities in Australia, Europe, Canada and other international markets;

•

Acquisitions or long-term leases of branch lines of Class I railroads, such as our recent lease from Norfolk Southern Railway Company (“NS”) of the Columbus & Chattahoochee Railroad, Inc., a 26-mile segment of NS track that runs from Girard, Alabama to Mahrt, Alabama; and

•	Acquisitions of rail lines of industrial companies, such as our acquisition of railroads owned by Georgia-Pacific Corporation.

Following the RailAmerica acquisition, we will continue to target these five sources of acquisition and investment opportunities. We also believe that our larger footprint of railroads in North America will increase the number of future opportunities to make contiguous short line acquisitions due to a higher number of touch points with other railroads. On a global basis, we believe that our increased scale and greater financial resources will improve our ability to invest in rail opportunities worldwide. The Company has played a significant role in the consolidation of the short line industry in North America and has made a number of important railroad investments in international markets, and we expect to continue to pursue our acquisition and investment strategy while adhering to our disciplined valuation approach.

RailAmerica Acquisition

On July 23, 2012, Genesee & Wyoming and RailAmerica jointly announced their entry into an agreement under which Genesee & Wyoming will acquire RailAmerica, a New York Stock Exchange listed short line freight railroad operator, for a purchase price of $27.50 per share in cash (the “Merger Consideration”), or approximately $1.4 billion based on a 49.9 million outstanding common stock share count, plus net debt of approximately $600 million. We intend to use the net proceeds of this offering to partially fund the Merger. For a more detailed discussion of the RailAmerica acquisition, see “The Transactions” below.

Genesee & Wyoming’s acquisition of RailAmerica combines the two largest short line operators in North America. RailAmerica operates short line and regional freight railroads in 28 U.S. states and three Canadian provinces and provides rail service at 12 ports. RailAmerica was incorporated in Delaware on March 31, 1992 as a holding company for two railroad companies. As of June 30, 2012, RailAmerica operated over approximately 7,500 miles of owned or leased track, and approximately 1,100 miles under trackage rights and operating agreements. During the period from its formation until today, RailAmerica has grown both through the expansion of the traffic base on its existing railroads and through acquisitions of North American railroads and railroad-related properties.

For a depiction of the combined company’s geographic footprint, see the inside front cover of this prospectus supplement.

Strategic Rationale for the RailAmerica Acquisition

Derive Significant Synergies and Other Benefits from the Combined Company

We expect the combined company to provide significant opportunities for cost savings relative to the operations of the two separate companies. We have identified duplicative corporate overhead costs and general administrative expenses, which we believe are not necessary for the combined company’s operations, and that we anticipate will result in ongoing cost savings of approximately $36 million, excluding non-recurring implementation costs we expect to incur to realize these savings. We believe these anticipated synergies will be realized over the next two years following the integration of RailAmerica after formal STB approval of our control of RailAmerica’s railroads, with a significant portion expected to be realized within the first year. Over time, we also believe we can derive additional synergies as we incorporate many of RailAmerica’s railroads into GWI’s existing operating regions, consolidate purchasing power and apply best practices across the combined company. In addition to these expected synergies, we anticipate being able to utilize RailAmerica’s tax assets, valued at approximately $130 million as of June 30, 2012, to offset income taxes of the combined company, subject to certain conditions and limitations.

The Acquisition of RailAmerica Significantly Enhances Our Scale and Geographic Presence in North America and our Leverage to a Recovery of the U.S. Economy

The acquisition of RailAmerica significantly expands our North American rail operating footprint while also deepening our presence in some of our existing geographic regions. Following the Merger, the combined company will operate in 39 U.S. states and four Canadian provinces and have 111 railroads (108 in North America) covering more than 15,000 track miles (approximately 13,000 in North America). We believe this broader footprint will provide us with enhanced visibility to origin and destination moves in the North American rail network, thereby improving our service capabilities for existing customers and enabling us to attract new customers.

On a pro forma basis for the year ended December 31, 2011, our combined businesses would have transported approximately 1.8 million carloads, generating approximately $1.4 billion in revenues. The following table highlights the significant increase in scale, footprint and revenues from the Merger.

June 30, 2012 data unless otherwise noted	RailAmerica	GWI North America	Pro Forma North America		GWI Australia & Europe	Pro Forma Total GWI
Railroads	45	63	108		3	111
U.S. States Canadian Provinces Australian States & Territories European Countries	28 3 — —	30 3 — —	39 4 — —		— — 5 2	39 4 5 2
Miles	7,500	5,400	12,900		2,200	15,100
Employees	1,900	2,200	4,100		400	4,500
Locomotives / Cars	450 / 8,300	480 / 12,500	930 / 20,800		120 / 1,300	1,050 / 22,100
2011 Carloads	840,000	785,000	1,625,000		212,000	1,837,000
2011 Revenues ($ in millions)	$551	$543	$1,090	*	$286	$1,376*
Top 3 Commodities (by 2011 freight revenues)	1. Agricultural Products 2. Chemicals & Plastics 3. Metals	1. Coal & Coke 2. Pulp & Paper 3. Metals	1. Coal & Coke 2. Chemicals & Plastics 3. Metals		1. Intermodal 2. Metallic Ores 3. Agricultural Products	1. Agricultural Products 2. Coal & Coke 3. Chemicals & Plastics

*	Net of $4 million of revenue eliminated in consolidation.

Combined, the Company and RailAmerica will be the largest short line and regional rail operator in North America and will be well positioned to benefit from any sustained improvement in U.S. economic activity. For example, an improvement in U.S. housing starts should benefit the Company’s shipments of lumber and forest products (used in construction), linerboard (used in packaging) and steel (used in construction).

Enhanced Growth from Commercial and Industrial Development Opportunities

We believe the expansion of our North American footprint will provide us with greater visibility to new commercial and industrial development opportunities in North America for two primary reasons. First, due to the additional origin and destination combinations we will handle, we expect to have better visibility to traffic flows and customer transportation needs. Second, we expect the probability of major new rail customers locating on our railroads to increase as the larger combined company will become a more attractive partner for industrial development projects and because our railroads often serve more than one connecting Class I rail carrier, which enhances the competitive rail routes available to potential new development projects. In conjunction with the RailAmerica acquisition, we also plan to expand our centralized corporate industrial development capabilities to support our regional management in the identification and execution of new business development opportunities.

We expect the combined company will be well-positioned to take advantage of the following illustrative market opportunities:

•

North American shale exploration and development. The Company’s existing footprint of railroads in the New York/Pennsylvania and Ohio regions, together with acquired properties from RailAmerica, will enhance our position in shale energy producing regions in the United States, including the Marcellus and Utica shale regions. According to the U.S. Energy Information Administration’s Annual Energy Outlook 2012, which provides projections to 2035, there is the potential for 90,216 and 13,936 wells to be drilled in the Marcellus and Utica basins, respectively. We will continue to benefit from the growing need for transloading facilities and terminals to facilitate the delivery of key minerals and materials such as frac sand, pipe, steel, aggregates and lubricants to oil and gas customers. Each new well requires multiple carloads of inbound service materials, including sand, water and pipe, and produces multiple carloads each year of outbound materials, including drill cuttings, brine water, natural gas liquids and crude oil. The combined footprint of the Company and RailAmerica should also position us well to take advantage of increased crude oil production in other shale energy producing regions. As a result of currently limited pipeline infrastructure and the potential transition by U.S. refineries from imported crude oil imports to domestic crude oil supplied by rail, we believe that several of our railroads may offer attractive locations for the development of destination crude oil terminals thereby enabling us to benefit from a resulting increase in rail traffic.

•

Expanded port operations. The combined company will serve 35 major ports on the West Coast, Gulf Coast and South East Coast of the United States, as well as in Eastern Canada, Australia and Europe, and we believe we will benefit from new projects designed to capitalize on the growth in exports of key commodities and products through these ports. We believe we are well positioned to benefit from growth in U.S. exports of coal, industrial machinery, motor vehicles and automotive parts, chemicals and plastics, bio-fuels such as wood-pellets as well as grain shipments. In addition, we believe that import shipments through these ports may generate additional rail traffic driven by any economic recovery and global sourcing initiatives.

Acquisition Opportunities

We believe that the Company’s leading rail safety and service platform combined with our expanded North American footprint and greater financial resources will position us well to acquire additional short line and regional railroads. The U.S. short line industry continues to be highly fragmented, with approximately 460 short line and regional railroads not owned by us or RailAmerica. In addition, we believe that our greater scale and financial resources will improve our ability to participate in opportunities on a global basis. The Company’s experienced management team has a strong track record of making accretive acquisitions. To date, the Company has played a significant role in the consolidation of the short line industry, having completed 36 acquisitions since 1985, and we will continue to adhere to our disciplined valuation approach when considering future opportunities.

Additional Diversity for Our Business

The acquisition of RailAmerica further diversifies our revenue mix by commodities, customers and geographies.

Combined Company Pro Forma Revenues Breakdown for the Year Ended December 31, 2011
Total Freight Revenues by Commodity	Total Revenues by Geography

For the year ended December 31, 2011, the Company’s three largest commodities totaled 39% of freight revenues, comprised of intermodal (15%), coal & coke (13%) and agricultural products (11%). On a pro forma basis for the year ended December 31, 2011, the combined company’s three largest commodities would have declined to 35% of freight revenues, comprised of agricultural products (13%), coal & coke (11%) and chemicals & plastics (11%). Following the Merger, agricultural products would have been our largest pro forma commodity, increasing from 11% to 13% of freight revenues for the year ended December 31, 2011. The agricultural products revenues of the combined company would be diversified geographically within the United States (8%), Australia (4%) and Canada (1%).

On a pro forma basis for the year ended December 31, 2011, the combined company would have served over 2,000 customers globally with no single customer accounting for more than 3% of the combined company’s total revenues. In addition, during the same period, the combined company’s top ten customers would have accounted for approximately 19% of revenues, compared to 29% of the Company’s revenues prior to the Merger.

The combined company will also be geographically diversified. On a pro forma basis for the year ended December 31, 2011, 70% of the combined company’s total revenues would have been derived from 39 U.S. states. For the year ended December 31, 2011, Australia would have represented 20% of total pro forma revenues, with such revenues driven largely by the domestic Australian economy (primarily intermodal), globally-traded commodities (primarily exports of grain and copper) and the urbanization of Asian economies (exports of iron ore, coal and manganese). We believe Australia, through natural resources exported to Asia, will continue to be an important source of growth for the combined company as discussed below. In addition, the combined company’s operations in Canada, which span four provinces, serve a diverse customer base that, for the year ended December 31, 2011, would have represented 9% of total pro forma revenues. Lastly, the combined company’s operations in Europe, serving large ports in Rotterdam and Antwerp, for the year ended December 31, 2011, would have represented 1% of total revenues.

Long-Term Access to Lower Cost Capital

We believe that the combined company will have better access to the capital markets and more efficient forms of capital as a result of its greater size, operating efficiencies and significant cash flow generation. Historically, the Company has maintained moderate levels of leverage, and we intend to maintain financial discipline while targeting industry leading earnings growth, cash flow generation and return on invested capital.

Rail Industry Overview and Trends

North American Rail Industry

Industry Overview

According to the AAR, there are 565 railroad operators in the United States operating over 138,000 miles of track. The STB classifies railroads operating in the United States into one of three categories based on the amount of an individual railroad’s operating revenues (adjusted annually for inflation). Under current classification levels, Class I railroads are individual railroads (not including holding companies) with over $398.7 million in revenues. Regional and short line railroads operate approximately 43,000 miles of track in the United States. The primary function of these smaller railroads is to provide local service to rail customers and communities not located on the Class I networks.

Classification of Railroads	Number	Aggregate Miles Operated	Revenues
Class I(1)	7	95,573	Over $398.7 million
Regional	21	10,407	Over $31.9 million to $398.7 million
Short line	537	32,596	$20.0 million to $31.9 million

Total	565	138,576

(1)	Includes CSX Transportation, Inc., BNSF Railway Company, Norfolk Southern Corporation, Kansas City Southern Railway Company, Union Pacific Corporation, Canadian National Railway Company and Canadian Pacific Railroad Company.

Source: AAR

Class I railroads operate across many different states and concentrate largely, though not exclusively, on long haul, high density intercity traffic lanes. Regional railroads typically operate 400 to 650 miles of track and provide service to selected areas of the country, mainly connecting neighboring states and/or economic centers. Typically, short line railroads serve as branch lines connecting customers with Class I railroads. Short line railroads have more predictable and straightforward operations as they generally perform point-to-point service over short distances, versus the complex networks associated with the large Class I railroads.

Regional and short line railroad traffic is largely driven by carloads that are interchanged with other carriers. For example, a Class I railroad may transport freight hundreds or thousands of miles from its origination point, and then pass the railcar to a short line railroad, which provides the final step of service directly to the terminating customer.

Competitive Environment

The unique and difficult to replicate infrastructure associated with railroads is a key benefit of the industry as compared to other modes of transportation, such as trucking (which uses public highways, toll roads, etc.) and shipping (which uses river systems and ports). Therefore, unlike trucking or shipping companies, each railroad is typically the only rail carrier directly serving its customers. However, railroads compete directly with other modes of transportation, principally highway competition from trucks and, on some routes, ship, barge and pipeline operators. Competition is based primarily upon the rate charged and the transit time required, as well as the quality and reliability of the service provided. In North America, most freight is interchanged between other railroads prior to reaching its final destination. To the extent that highway competition is involved, the degree of that competition is affected by government policies with respect to fuel and other taxes, highway tolls and permissible truck sizes and weights. To a lesser degree, railroads also face competition from similar products made in other areas, a kind of competition commonly known as “geographic competition”. For example, a paper producer may choose to increase or decrease production at a specific plant served by one railroad depending on the relative competitiveness of that plant versus paper plants in other locations. In some instances, railroads face “product competition,” where commodities transported are exposed to competition from substitute products (e.g., coal transported may compete with natural gas as a fuel source for electricity generation).

Rail Industry Economic Drivers

Railroads represent the largest component of North America’s freight transportation industry, carrying more freight tonnage than any other mode of transportation. The transportation of raw materials such as coal, ores, aggregates, lumber and grain as well as finished goods, such as food products, paper products, automobiles and machinery, is critical to economic activity in North America. Because of the significant role that railroads play in the U.S. economy (the U.S. economy, as a primary driver of North American economic growth, is a proxy for such growth), we believe that U.S. macroeconomic activity will be an important factor in driving the performance of the North American railroad industry and that the combined company will be well-positioned to capitalize on any positive trends.

For example, as summarized in the graph below, U.S. rail traffic has historically been correlated with U.S. industrial production. Rail industry revenues, as measured by U.S. Class I carriers, which are a function of both traffic volumes and prices charged for rail services, have similarly been correlated with U.S. industrial production. However, rail industry revenues have grown at a faster rate than industrial production, increasing at a 6.8% compound average annual growth rate from 2001 to 2011 compared to a 0.5% compound average growth rate over the same time period for industrial production. This relative outperformance of rail industry revenues compared to industrial production is the result of several positive rail industry trends, including increased rail market share relative to other transportation modes, improved rail service, the fuel efficiency of rail transportation as compared to trucks and increases in the prices charged for rail services. The FRA estimates that railroad transportation is on average four times more fuel efficient than truck transportation, which efficiency is a significant competitive advantage when fuel prices increase.

Source: AAR and Federal Reserve and public filings

The increase in rail traffic and revenues coupled with streamlining of operations has also resulted in improvements in overall rail industry profitability, as measured by Class I railroad operating ratios as a proxy. As operating ratios (defined as operating expenses divided by operating revenues) decrease, profitability improves.

Source: Bureau of Economic Analysis and public filings

The ability of the railroad industry to maintain relatively consistent operating ratios during the severe economic downturn highlights the strength of the industry and the success of its efforts to significantly lower costs. As the economy has gradually recovered over the past few years, railroads have been able to improve profitability, a trend we expect to continue in the coming years assuming the economy continues to improve.

Australian Rail Industry

Industry Structure

Australia has over 25,000 miles (approximately 40,000 kilometers) of both public and privately owned track that links major capital cities and key regional centers, as well as key mining regions to ports. The Australian rail network comprises three track gauges: broad, standard and narrow gauge. There are three major interstate rail segments in Australia: the east-west corridor (Sydney, New South Wales to Perth, Western Australia); the east coast corridor (Brisbane, Queensland to Melbourne, Victoria); and the north-south corridor (Adelaide, South Australia to Darwin, Northern Territory). In addition, there are a number of intrastate rail freight networks servicing major agricultural and mining regions in Queensland, New South Wales, Western Australia and South Australia.

The Company manages over 3,000 miles (approximately 5,000 kilometers) of track in South Australia and the Northern Territory, which includes approximately 1,400 miles (approximately 2,200 kilometers) of track in the Tarcoola to Darwin corridor that we manage pursuant to a concession agreement that expires in 2054.

Competitive Environment

The Australian rail freight industry is largely open access, which means that network owners and managers must provide access to the rail network to all accredited rail service providers subject to the rules and negotiation framework of each applicable access regime. The rules generally include pricing principles and standards of use, and are established by the applicable state and Commonwealth government. The rail industry is structured around two components: train operations for freight haulage services (above rail) and rail track access operation and management (below rail). This contrasts with the North American freight rail industry where railroad operators almost always have exclusive use of the track they own or over which they operate. Through the Company’s concession agreements, we have long-term economic ownership of the primary tracks that we manage in South Australia and the Northern Territory, and we receive below rail access fees when other rail operators use the track we manage. The Company’s economic ownership of the tracks it manages, combined with its above rail operations, makes its Australian operations more similar to a typical North American railroad.

Because Australian rail customers have access to multiple rail carriers under “open access” regimes, all rail carriers face competition from other rail carriers, as well as competition from competing modes of transportation, such as trucks for above rail business. The open access nature of the Australian rail freight industry enables rail operators to develop new business and customer relationships in areas outside of their current operations, and there are limited barriers to entry to preclude any rail operator from approaching a customer to seek new business. However, shipments of bulk commodities in Australia are generally handled under long-term agreements that may include take or pay provisions and/or exclusivity arrangements, which make capturing new business from an existing rail operator more difficult.

Australian Rail Industry Economic Drivers

According to the Australian Bureau of Infrastructure, Transport and Regional Economics (“BITRE”), over the 20-year period to 2009, Australia’s total domestic freight traffic more than doubled in size as measured in billions of ton kilometers (“BTKM”) transported. In 1989, the total BTKM of freight transported was 251 BTKM, which grew to 536 BTKM by 2009, averaging growth of 3.8% per year, with rail freight traffic averaging growth of 5.5% per year. In addition, according to BITRE, the percent of freight volume transported by rail versus other modes of transportation (road, coastal shipping and air) grew from 32% in 1989 to 44% in 2009.

Rail freight activity in Australia can generally be classified as one of two main types:

•

Bulk Freight—consists primarily of bulk mineral commodities that are mainly hauled intrastate from mines to export terminals. Common bulk freight hauled in Australia includes coal, iron ore, copper, bauxite, lead, zinc and nickel, as well as agricultural commodities, such as grain and sugar, and liquid commodities, such as petroleum. Bulk freight frequently requires specialized loading, unloading and storage facilities, as well as rolling stock tailored to each type of freight.

•

Intermodal (non-bulk)—consists generally of rail and road containerized freight moved domestically, and also includes non-containerized freight such as steel and steel products, consumer goods, dangerous goods and chemicals. Typically, intermodal freight is transported to or from a rail terminal by road and then by rail between terminals. Rail’s fuel efficiency creates a competitive cost advantage for the movement of intermodal freight over long distances.

In recent years, rail has benefited more than other modes of transport from the resources-led increase in freight volumes, due to rail’s relative cost advantages in transporting large volumes and the often remote and distant locations of mines from ports. The increase in demand for rail transportation of natural resources has been driven by significant bulk mineral exports from Australia to Asia. We believe there is a long-term structural transformation of countries such as China and India, which are moving from historically rural economies to urbanized economies. We believe this industrial transformation will result in continued demand for bulk minerals, such as iron ore and coal, with the geographic proximity of Australia to Asia helping make Australia a cost-effective supply source.

Source: United Nations, Department of Economic and Social Affairs, Population Division (2012). World Urbanization Prospects: The 2011 Revision.

We believe our Australian operations are well positioned to capitalize on the Asian urbanization trend due to our operation (pursuant to a long-term concession agreement) of the Tarcoola to Darwin rail corridor. In addition to existing rail shipments moving across this rail corridor destined for Asia, there are several resource projects in various stages of development located in close proximity to this rail corridor. Moreover, we believe other opportunities for growth will emerge as the open access nature of the Australian rail industry also provides the Company the ability to establish new customer relationships in geographies elsewhere across the country.

The Transactions

Acquisition of RailAmerica

On July 23, 2012, Genesee & Wyoming and RailAmerica jointly announced their entry into an agreement under which Genesee & Wyoming will acquire RailAmerica for a purchase price of $27.50 per share in cash, or approximately $1.4 billion based on a 49.9 million outstanding common stock share count as of August 31, 2012, plus net debt of approximately $600 million. The Agreement and Plan of Merger (the “Merger Agreement”) provides for the merger of Jaguar Acquisition Sub Inc. (“Merger Sub”), a direct wholly owned subsidiary of Genesee & Wyoming, with and into RailAmerica (the “Merger”), with RailAmerica surviving the Merger as a wholly owned subsidiary of Genesee & Wyoming. At the effective time of the Merger, each share of RailAmerica common stock issued and outstanding immediately prior to the effective time (other than shares (1) owned by Genesee & Wyoming or Merger Sub or any other subsidiary of Genesee & Wyoming, (2) held in the treasury of RailAmerica, (3) owned by stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law or (4) owned by any wholly owned subsidiary of RailAmerica) will be automatically cancelled and converted into the right to receive the Merger Consideration, without interest. Shares issuable under outstanding RailAmerica restricted stock and restricted stock unit awards will be converted into corresponding restricted stock and restricted stock unit awards based on shares of Genesee & Wyoming’s Class A Common Stock. See “The Transactions—RailAmerica Equity Plans.”

The Merger is subject to customary closing conditions, including the formal approval by the STB of Genesee & Wyoming’s control of the RailAmerica railroads or, in the alternative, the consent of the STB to close the Merger into a sole voting trust, which will be managed by a voting trustee until we are granted formal approval from the STB to control the RailAmerica railroads. Our notice of exemption filed with the STB to close the Merger into a sole voting trust became effective September 5, 2012. We expect to close the Merger into a sole voting trust while we await formal STB approval of our application to control RailAmerica’s railroads. We expect the STB’s formal control decision will be received as early as the fourth quarter of 2012 or as late as the first quarter of 2013. If and when formal STB approval is obtained, we would be able to integrate RailAmerica. However, there can be no assurance that formal approval will be obtained or that there will not be conditions associated with any such approval. See “Risk Factors—Risks Relating to Our Pending Acquisition of RailAmerica—The proposed integration of RailAmerica is subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on us or could delay or prevent the completion of the integration”.

In addition to receipt of STB approvals, completion of the Merger is subject to customary conditions, including without limitation (1) the mailing of an information statement to stockholders of RailAmerica at least 20 calendar days prior to the closing date, which condition will be satisfied on September 20, 2012 in light of the August 31, 2012 mailing of the information statement to such stockholders, (2) the absence of any law restraining, enjoining or prohibiting the Merger and (3) the absence of any action or proceeding by any governmental entity challenging, materially delaying or otherwise restraining or prohibiting the Merger or seeking to obtain material damages with respect to the Merger. Moreover, each party’s obligation to complete the Merger is subject to certain other conditions, including without limitation, the accuracy of the other party’s representations and warranties and the other party’s compliance with its covenants and agreements contained in the Merger Agreement, in each case subject to customary materiality qualifiers.

The Company was not required to make a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in connection with the Merger. On August 6, 2012, in connection with its contemplated investment pursuant to the Investment Agreement (as defined below), Carlyle Partners V, L.P. (together with certain affiliates, “Carlyle”) and Genesee & Wyoming filed the required notification and report form under the HSR Act, and early termination of the waiting period under the HSR Act was received on August 22, 2012.

RailAmerica’s majority stockholder executed a written consent adopting the Merger Agreement shortly after the Merger Agreement was executed. As a result, the required approval by the shareholders of RailAmerica has been obtained, and no further action by RailAmerica’s stockholders in connection with the Merger is required.

The Merger Agreement contains certain termination rights for RailAmerica and us. The Merger Agreement also provides that if we fail to close the transaction, we will be required to pay RailAmerica a reverse termination fee of $135.0 million under certain circumstances specified in the Merger Agreement.

As discussed in more detail below, the following transactions (collectively, the “Financing Transactions”) are expected to occur in connection with the Merger:

•	we will enter into the Senior Secured Credit Facilities (defined below);

•	we will issue shares of Series A-1 Preferred Stock (defined below) to Carlyle at least equal to the Minimum Purchase Requirement (defined below);

•	we will issue shares of Class A Common Stock in this offering and issue Units (defined below) in the concurrent Units Offering (defined below); and

•	we will redeem or repay existing indebtedness of Genesee & Wyoming and indebtedness of RailAmerica.

Financing Transactions

Senior Secured Credit Facilities. Concurrently and in connection with Genesee & Wyoming entering into the Merger Agreement, Genesee & Wyoming entered into a debt commitment letter, which was subsequently amended and restated on August 9, 2012 and further amended on September 10, 2012 (the “Debt Commitment Letter”). The parties to the Debt Commitment Letter are Bank of America, N.A. (“Bank of America”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (or any of its designated affiliates, “Merrill Lynch”), JPMorgan Chase Bank, N.A. (“JPMCB”) and Citi (as defined below). Pursuant to the Debt Commitment Letter, subject to the conditions set forth therein, Bank of America, JPMCB and Citi have committed to provide to Genesee & Wyoming up to $2.3 billion in senior secured credit facilities, comprised of (1) a term-A loan facility of $875.0 million maturing in 2017 (the “Committed Term A Facility”), (2) a term-B loan facility of $1.0 billion maturing in 2019 (“the Committed Term B Facility” and, together with the Committed Term A Facility, the “Committed Term Facilities”) and (3) a revolving credit facility of up to $425.0 million maturing in 2017. “Citi” means Citigroup Global Markets Inc. (“CGMI”), Citibank, N.A., Citigroup USA, Inc., Citicorp North America, Inc. and/or certain of their affiliates. Following the completion of the syndication of the Term A Facility, at the closing of the Merger, Genesee & Wyoming expects to have $2.3 billion in senior secured credit facilities, comprised of (1) a term-A loan facility of $1,875.0 million (the “Term A Facility” or the “Term Loan Facility”) and (2) a revolving credit facility of up to $425.0 million (the “Revolving Facility” and, together with the Term A Facility, the “Senior Secured Credit Facilities”), with such Senior Secured Credit Facilities to be arranged by Bank of America, JPMCB and Citi. However, until the time of such closing, the Term A Facility will not be finalized and the expected Term A Facility may not be funded. If the Term A Facility is not funded and the Committed Term Loan Facilities, including the Committed Term B Facility as described above, are funded, interest associated with such Committed Term Facilities will be higher than that associated with the Term A Facility. The proceeds of the Senior Secured Credit Facilities will be used to partially finance the Merger Consideration and related transactions as described below under “—Sources and Uses” and to finance the ongoing working capital and other general corporate purposes of Genesee & Wyoming after consummation of the Merger. For a more detailed discussion of the Senior Secured Credit Facilities, including interest rates associated with the facilities, see “The Transactions—The Financing Transactions—Senior Secured Credit Facilities”.

Carlyle Convertible Preferred Stock. Also on July 23, 2012, Genesee & Wyoming entered into an investment agreement, which was amended on September 10, 2012 (the “Investment Agreement”), with Carlyle in order to, among other things, partially finance the Merger Consideration and related transactions as described below under “—Sources and Uses”. Pursuant to the Investment Agreement, Carlyle has agreed that, upon notice by the

Company, it will purchase from the Company no more than 800,000 shares of Mandatorily Convertible Preferred Stock, Series A-1, par value $0.01 per share (the “Series A-1 Preferred Stock”), and no less than 350,000 shares of Series A-1 Preferred Stock (the “Minimum Purchase Requirement”), at a purchase price of $1,000 per share of Series A-1 Preferred Stock. Pursuant to the Investment Agreement, the Company has the sole discretion to sell any amounts to Carlyle in excess of the Minimum Purchase Requirement. If the issuance of such Series A-1 Preferred Stock would require the approval of a majority of votes cast under applicable New York Stock Exchange rules (the “Requisite Stockholder Approval”), the Company will decrease the number of Series A-1 Preferred Stock to be issued, and issue a substitute number of shares of Mandatorily Convertible Preferred Stock, Series A-2, par value $0.01 per share (the “Series A-2 Preferred Stock”), instead. The Series A-2 Preferred Stock will have the same rights as the Series A-1 Preferred Stock, subject to certain exceptions, including that such Series A-2 Preferred Stock will be non-voting and will not be convertible prior to receipt of the Requisite Stockholder Approval, at which time they will automatically convert into shares of Series A-1 Preferred Stock. The issuance of the Series A-1 Preferred Stock is conditioned upon the closing of the Merger and upon certain other customary closing conditions.

The Series A-1 Preferred Stock will rank on parity with Series A-2 Preferred Stock and senior to the Company’s Class A Common Stock and Class B Common Stock with respect to dividend rights and with respect to rights on liquidation, winding-up and dissolution. Holders of Series A-1 Preferred Stock will be entitled to cumulative dividends payable in cash at an annual rate of 5% per annum, subject to adjustment. The Series A-2 Preferred Stock, if any, will have the same dividend rights as the Series A-1 Preferred Stock; however, if the Company does not obtain the Requisite Stockholder Approval within (1) 180 days following the date of issue of the Series A-2 Preferred Stock, then the dividend rate shall become 10% per annum, (2) 270 days following the date of issue of the Series A-2 Preferred Stock, then the dividend rate shall become 12.25% per annum, and (3) 360 days following the date of issue of the Series A-2 Preferred Stock, then the dividend rate shall become 15% per annum until the Requisite Stockholder Approval has occurred at which point the dividend rate shall become 5% per annum. Holders of Series A-1 Preferred Stock will be entitled to vote with the holders of the Class A Common Stock on an as-converted basis. The Series A-2 Preferred Stock, if issued, will have no voting rights except as required by law. The Series A-1 Preferred Stock is convertible at the option of the holders at any time into an amount of shares of Class A Common Stock as described under “The Transactions—The Financing Transactions—Investment Agreement”. The Investment Agreement contains a prohibition on our payment of certain dividends on our common stock, including cash dividends, for so long as the Series A-1 Preferred Stock is outstanding. For a further discussion of the terms of the Series A-1 Preferred Stock, see “The Transactions—The Financing Transactions—Investment Agreement”.

Because the agreement to issue the Series A-1 Preferred Stock was executed in conjunction with the Merger announcement on July 23, 2012, for the period between July 23, 2012 and the closing of the Merger, this instrument will be accounted for as a contingent forward sale contract. Accordingly, mark-to-market non-cash income or expense, with the cumulative effect represented as an asset or liability, in each case as the case may be, will be included in our consolidated financial results up until the actual date of issuance of the Series A-1 Preferred Stock. A change of $1.00 per share in the market price of our Class A Common Stock below or above the initial conversion rate of $58.49 per share is expected to represent non-cash income or expense of $6.0 million. Although no effect has been included in the pro forma balance sheets and statements of operations presented herein, based on the closing market price of our Class A Common Stock on September 7, 2012 of $65.41 per share, we would have recorded a non-cash expense and corresponding liability of $41.4 million as a result of the mark-to-market of this instrument. For additional information, see “Unaudited Pro Forma Condensed Combined Financial Information”.

Assuming completion of this offering and the concurrent Units Offering (as defined below), we expect that we will issue to Carlyle the Minimum Purchase Requirement of Series A-1 Preferred Stock.

Concurrent Tangible Equity Units Offering. Concurrently with this offering, pursuant to a separate prospectus supplement, we are offering 2,000,000 5.00% tangible equity units (or 2,300,000 5.00% tangible equity units if the underwriters exercise their option to purchase additional tangible equity units with respect to such offering in full) (the “Units”), each with a stated amount of $100, in an underwritten public offering (the “Units Offering”). We estimate that the net proceeds of the Units Offering, after deducting the underwriting discount and estimated offering expenses, will be approximately $192.5 million (or approximately $221.6 million if the underwriters exercise their option with respect to such offering in full), although there can be no assurance that the Units Offering will be completed. The Units are being offered by means of a separate prospectus supplement and not by means of this prospectus supplement. The completion of this offering is not contingent on the completion of the Units Offering, and the Units Offering is not contingent on the completion of this offering.

Redemption and Repayment of Other Indebtedness. In connection with the Merger, we expect to redeem or repay certain indebtedness (collectively, the “Existing Indebtedness”) consisting of the following:

•	Genesee & Wyoming’s existing credit facilities, which comprise term loan facilities and a revolving facility (the “GWI Existing Credit Facilities”);

•	Genesee & Wyoming’s $100.0 million aggregate principal amount of its 5.36% Series 2005-B Senior Notes due 2015 (the “Existing Notes”); and

•	RailAmerica’s existing credit facilities, which comprise a term loan facility and revolving facility (the “RailAmerica Credit Facilities”).

Genesee & Wyoming expects that an Australian $50.0 million non-interest bearing loan due in 2054 (the “Existing Australian Loan”), which is recorded on our balance sheet at its carrying value of $2.1 million as of June 30, 2012, and certain other limited third party borrowings of Genesee & Wyoming and RailAmerica will remain outstanding following the completion of the Merger.

The Merger, the issuance to Carlyle of the Series A-1 Preferred Stock, the entry into and borrowings under the Senior Secured Credit Facilities, the redemption and repayment of the Existing Indebtedness, including payment of accrued and unpaid interest and related redemption and prepayment premiums, the Units Offering, this offering of Class A Common Stock and the payment of associated fees and expenses are collectively referred to in this prospectus supplement as the “Transactions”. For additional information concerning the Merger and its effects, see “Use of Proceeds”, “Capitalization”, “The Transactions” and “Unaudited Pro Forma Condensed Combined Financial Information”.

Sources and Uses

We estimate that the net proceeds to us from the sale of the 3,266,004 shares of Class A Common Stock we are offering pursuant to this prospectus supplement will be approximately $200.9 million ($233.4 million if the underwriters exercise their option to purchase 525,000 additional shares in full), and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We intend to use the net proceeds of this offering and our concurrent Units Offering, together with borrowings under our Senior Secured Credit Facilities, the proceeds from the issuance to Carlyle of the Series A-1 Preferred Stock and cash on hand, to fund the Transactions and to pay related fees and expenses (however, the Existing Indebtedness will be redeemed or repaid in full solely with borrowings under our new Senior Secured Credit Facilities and not with the proceeds of this offering or the concurrent Units Offering). This offering is not contingent on completion of the Merger. If the Merger is not completed, we intend to use the net proceeds from this offering and the concurrent Units Offering, if completed, for general corporate purposes, including strategic investments and acquisitions. If the concurrent Units Offering is completed but the Merger is not consummated, we may redeem all, but not less than all, of the outstanding purchase contracts by issuing a redemption notice during the five business day period following April 30, 2013. We will pay a redemption price to be determined based on the Class A Common Stock price at that time in cash or in shares of Class A Common Stock in accordance with the terms of the purchase contracts. If we elect to redeem the purchase contracts, we may be required by the holders thereof to repurchase the amortizing notes at the repurchase price set forth in the amortizing notes.

We will not receive any proceeds from the sale of shares by the selling stockholder, who is the Chairman of our Board of Directors.

The following table outlines the sources and uses of funds for the Transactions, as if the Transactions were completed on June 30, 2012 (the assumed closing date of the Merger for purposes of the unaudited pro forma condensed combined financial information contained in “Unaudited Pro Forma Condensed Combined Financial Information”), assuming no exercise by the underwriters of their option to purchase additional shares with respect to this offering or additional Units in the concurrent Units Offering. The table assumes we purchase and integrate RailAmerica and consummate the related Financing Transactions simultaneously, although this offering and the concurrent Units Offering are expected to occur before completion of the Merger. The actual amounts may vary from estimated amounts depending on the actual closing date of the Merger, and any additional proceeds will be used for general corporate purposes, including strategic investments and acquisitions. See “Risk Factors—Risks Relating to Our Pending Acquisition of RailAmerica—There can be no assurance that the Merger will be completed” and “Use of Proceeds”.

Sources of funds		Uses of funds
	(Dollars in millions)
Senior Secured Credit Facilities(1)	$1,986.3	Cash payment for RailAmerica’s outstanding shares(5)	$1,372.6
Series A-1 Preferred Stock (2)	350.0	Repayment of Existing Indebtedness(6)	1,279.7
Class A Common Stock offered hereby(3)	211.5	Costs and Expenses(7)	95.5
Concurrent Units Offering(4)	200.0

Total sources of funds	$2,747.8	Total uses of funds	$2,747.8

(1)

We expect that the Senior Secured Credit Facilities will consist of $2.3 billion in senior secured credit facilities, comprised of (a) the Term A Facility of $1,875.0 million maturing in 2017 and (b) the Revolving Facility of up to $425.0 million maturing in 2017. At the closing of the Merger (assuming it were to close on June 30, 2012), we expect to borrow the full amount of the Term A Facility as well as $111.3 million under the Revolving Facility to partially fund the Merger (pursuant to the terms of the Debt Commitment Letter, borrowings under the Revolving Facility on the closing date of the Merger may not exceed $150.0 million). The actual amount borrowed, when combined with our cash on hand, may differ between June 30, 2012 and the actual closing of the Merger as a result of normal fluctuations in our funding needs for general corporate purposes, including the operating and working capital needs of both the Company and RailAmerica before and after completion of the Merger and investments in equipment and infrastructure associated with new business development. For a further description of the Senior Secured Credit Facilities, see “The Transactions—The Financing Transactions—Senior Secured Credit Facilities”.
(2)	Represents the Minimum Purchase Requirement. We have $800.0 million of committed financing from Carlyle of which we have agreed to take a minimum of $350.0 million with an option to fund up to an additional $450.0 million. For a further description of the Investment Agreement and the Series A-1 Preferred Stock, see “The Transactions—The Financing Transactions—Investment Agreement”.
(3)	Funds from this offering will not be used to repay the Existing Indebtedness. This offering is not conditioned upon completion of the Merger. If the Merger is not completed, we intend to use the proceeds from this offering and the concurrent Units Offering, if completed, for general corporate purposes, including strategic investments and acquisitions. If the concurrent Units Offering is completed but the Merger is not consummated, we may redeem all, but not less than all, of the outstanding purchase contracts by issuing a redemption notice during the five business day period following April 30, 2013. We will pay a redemption price to be determined based on the Class A Common Stock price at that time in cash or in shares of Class A Common Stock in accordance with the terms of the purchase contracts. If we elect to redeem the purchase contracts, we may be required by the holders thereof to repurchase the amortizing notes at the repurchase price set forth in the amortizing notes.
(4)	Concurrently with this offering, pursuant to a separate prospectus supplement, we are offering 2,000,000 5.00% tangible equity units (or 2,300,000 5.00% tangible equity units if the underwriters exercise their option to purchase additional tangible equity units with respect to such offering in full), each with a stated amount of $100, in an underwritten public offering. Funds from the concurrent Units Offering will not be used to repay the Existing Indebtedness. The concurrent Units Offering is not conditioned on completion of the Merger. If the Merger is not completed, we intend to use the proceeds from the concurrent Units Offering, if completed, for general corporate purposes, including strategic investments and acquisitions.
(5)	Represents the cash payment of RailAmerica’s outstanding shares, consisting of $27.50 per share and a 49.9 million outstanding common stock share count as of June 30, 2012.
(6)	Assumes:

•

all of the Company’s $100.0 million aggregate principal amount of Existing Notes are redeemed at a price equal to 100% of the principal amount redeemed plus an applicable “make-whole” premium (assumed to be $13.5 million for purposes of this table) with a repurchase date of June 30, 2012 and accrued and unpaid interest of $2.3 million as of June 30, 2012;

•

repayment of $641.5 million outstanding under the RailAmerica Credit Facilities, which represents the operating and stated principal amount before the effect of loan discount, plus accrued and unpaid interest of $2.1 million through June 30, 2012;

•

repayment of $495.0 million principal amount outstanding under the GWI Existing Credit Facilities (at June 30, 2012 exchange rates) plus accrued and unpaid interest of $0.2 million through June 30, 2012; and

•

payment of the outstanding $25.0 million aggregate principal amount of the Company’s Series C senior notes, which were substantially replaced at maturity on July 26, 2012 with borrowings under the GWI Existing Credit Facilities.

We expect that the GWI Existing Credit Facilities will be fully repaid with borrowings under the Senior Secured Credit Facilities.

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are lenders, and in some cases agents, under the GWI Existing Credit Facilities. Affiliates of Citigroup Global Markets Inc. are lenders and agents under the RailAmerica Credit Facilities. See “Underwriting”.

The GWI Existing Credit Facilities and the RailAmerica Credit Facilities will be repaid in full solely with borrowings under our new Senior Secured Credit Facilities.

(7)	Represents cash payments for change of control agreements with RailAmerica’s senior management including the payment of $4.2 million based on the Merger Consideration of $27.50 per share and 0.2 million change of control shares and $10.0 million for change of control cash payments.

Also includes estimated fees and expenses related to the Transactions, including underwriting discounts and commissions, legal, accounting and advisory fees, fees associated with the Financing Transactions and other transaction costs.

Additional Information

Genesee & Wyoming Inc. is a Delaware corporation incorporated in 1977. Our executive offices are located at 66 Field Point Road, Greenwich, CT 06830. Our telephone number is (203) 629-3722. Our website address is http://www.gwrr.com. The information on or accessible from our website is not part of this prospectus supplement or the accompanying prospectus.

The Offering

The following summary is not intended to be complete. For a more detailed description of our Class A Common Stock, see “Description of Our Capital Stock” in the accompanying prospectus.

Class A Common Stock offered by us	3,266,004 shares(1)

Class A Common Stock offered by the selling stockholder	233,996 shares

Class A Common Stock outstanding immediately after this offering	44,251,530 shares(1)(2)(3)

Use of proceeds

We estimate that the net proceeds from the sale of the shares in this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, will be approximately $200.9 million ($233.4 million if the underwriters exercise their option to purchase 525,000 additional shares in full).

We intend to use the net proceeds of this offering, including any proceeds we may receive from the exercise by the underwriters of their option to purchase additional shares, and our concurrent Units Offering, together with borrowings under our Senior Secured Credit Facilities, the proceeds from the issuance to Carlyle of the Series A-1 Preferred Stock and cash on hand, to fund the Transactions and to pay related fees and expenses (however, the Existing Indebtedness will be redeemed or repaid in full solely with borrowings under our new Senior Secured Credit Facilities and not with the proceeds of this offering or the concurrent Units Offering). This offering is not contingent on completion of the Merger. If the Merger is not completed, we intend to use the net proceeds from this offering and the concurrent Units Offering, if completed, for general corporate purposes, including strategic investments and acquisitions. See “Use of Proceeds” and “Risk Factors—Risks Relating to Our Pending Acquisition of RailAmerica”.

We will not receive any proceeds from the sale of shares by the selling stockholder.

Risk Factors	Investing in our Class A Common Stock involves risks. See “Risk Factors” for a description of certain risks you should consider before investing in our Class A Common Stock.

New York Stock Exchange Symbol	GWR

Transfer Agent	Computershare Shareowner Services LLC

(1)	Does not include the exercise of the underwriters’ option. We have granted the underwriters a 30-day option to purchase from us up to 525,000 additional shares of Class A Common Stock. The selling stockholder is not offering additional shares pursuant to the option.

(2)	The amount above is based on 40,985,526 shares of Class A Common Stock outstanding as of August 31, 2012 and assumes no exercise of outstanding options since that date. The number of shares of Class A Common Stock expected to be outstanding after this offering excludes:

•

1,266,477 shares of our Class A Common Stock that were subject to outstanding stock options at a weighted average exercise price of $40.09 per share as of August 31, 2012, 887,843 of which were immediately exercisable;

•	1,892,048 shares of our Class A Common Stock issuable upon conversion of our outstanding Class B Common Stock (see note (3) below);

•	19,672 shares of our Class A Common Stock represented by unvested restricted stock units as of August 31, 2012;

•	126,145 shares of our Class A Common Stock represented by deferred stock units as of August 31, 2012;

•	2,993,254 shares of our Class A Common Stock reserved for future grants under our director and employee stock plans as of August 31, 2012;

•

5,983,929 shares issuable upon conversion of the Series A-1 Preferred Stock in the amount of the Minimum Purchase Requirement at the initial conversion rate of $58.49 per share (which assumes October 1, 2012 as the Merger closing date);

•	Up to 3,552,120 shares of our Class A Common Stock issuable upon settlement of the purchase contracts that are components of the Units offered in the Units Offering; and

•

378,680 shares subject to outstanding restricted stock and restricted stock unit awards of RailAmerica which awards will be converted based on the average trading price of GWI’s Class A Common Stock during the ten days preceding the closing date of the Merger, into corresponding restricted stock and restricted stock unit awards based on shares of our Class A Common Stock, as described under “The Transactions—RailAmerica Equity Plans” (assuming a conversion ratio of 43% based on the average trading price during the ten days preceding September 7, 2012).

(3)	The number of shares of our Class B Common Stock outstanding as of August 31, 2012 was 1,892,048. This offering will not affect the number of shares of our Class B Common Stock outstanding. There is no established trading market for our Class B Common Stock, and in order to trade Class B Common Stock, the shares must be converted into Class A Common Stock on a one-for-one basis.

Summary Historical Consolidated Financial Information

Genesee & Wyoming

The following tables set forth Genesee & Wyoming’s summary historical consolidated financial information. The summary consolidated financial information as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 have been derived from Genesee & Wyoming’s audited consolidated financial statements incorporated by reference into this prospectus supplement. The summary consolidated financial information as of June 30, 2012 and for the six months ended June 30, 2012 and 2011 have been derived from Genesee & Wyoming’s unaudited consolidated financial statements incorporated by reference into this prospectus supplement. In the opinion of Genesee & Wyoming’s management, the interim financial information provided herein reflects all adjustments (consisting of normal and recurring adjustments) necessary for a fair presentation of the data for the periods presented. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year. In addition, we have grown through acquisitions and investments and made divestments over the periods covered by this summary historical consolidated financial information. Because of variations in the structure, timing and size of acquisitions and dispositions, our results of operations with respect to the periods presented below may not be directly comparable.

You should read the consolidated financial information in conjunction with the sections entitled “Capitalization”, “Unaudited Pro Forma Condensed Combined Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2011 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and the consolidated financial statements of Genesee & Wyoming and the related notes incorporated by reference into this prospectus supplement.

	Year Ended December 31,			Six Months Ended June 30,
	2011(1)	2010(2)	2009(3)	2012	2011
(In thousands, except per share amounts)				(unaudited)
Income Statement Data:
Operating revenues	$829,096	$630,195	$544,866	$424,855	$401,500
Operating expenses	637,317	499,785	445,544	321,068	311,132

Income from operations	191,779	130,410	99,322	103,787	90,368
Gain on sale of investments	907	—	391	—	894
Interest income	3,243	2,397	1,065	1,831	1,633
Interest expense	(38,617)	(23,147)	(26,902)	(17,238)	(20,192)
Other income/(expense), net	712	(827)	2,115	999	469

Income from continuing operations before income taxes	158,024	108,833	75,991	89,379	73,172
Provision for income taxes	38,531	30,164	15,916	30,748	19,905

Income from continuing operations, net of tax	119,493	78,669	60,075	58,631	53,267
(Loss)/income from discontinued operations, net of tax	(9)	2,591	1,398	(27)	—

Net income	119,484	81,260	61,473	58,604	53,267
Less: Net income attributable to noncontrolling interest	—	—	(146)	—	—

Net income attributable to Genesee & Wyoming Inc.	$119,484	$81,260	$61,327	$58,604	$53,267

	Year Ended December 31,			Six Months Ended June 30,
	2011(1)	2010(2)	2009(3)	2012	2011
(In thousands, except per share amounts)				(unaudited)
Basic earnings per common share attributable to Genesee & Wyoming Inc. common stockholders:
Basic earnings per common share from continuing operations	$2.99	$2.02	$1.66	$1.45	$1.34
Weighted average shares—Basic	39,912	38,886	36,146	40,487	39,695
Diluted earnings per common share attributable to Genesee & Wyoming Inc. common stockholders:
Diluted earnings per common share from continuing operations	$2.79	$1.88	$1.54	$1.36	$1.25
Weighted average shares—Diluted	42,772	41,889	38,974	43,116	42,654

	As of December 31,		As of June 30,
	2011	2010	2012
(In thousands)			(unaudited)
Balance Sheet Data:
Total assets	$2,294,157	$2,067,560	$2,381,786
Long-term debt (excluding portion due within one year) and capital leases	$569,026	$475,174	$563,599
Total stockholders’ equity	$960,634	$817,240	$1,036,905

(1)	On September 1, 2011, we acquired the stock of AZER with net assets of $90.3 million.
(2)	On December 1, 2010, we acquired $320.0 million of net assets from FreightLink. In 2010, we incurred $28.2 million of acquisition-related expenses charged to earnings related to that transaction. In addition, we reversed $2.3 million of accrued restructuring expense related to our Huron Central Railway Inc. (“HCRY”).
(3)	In 2009, we acquired the 12.6% interest in Maryland Midland Railway, Inc. that we did not already own for $4.4 million. In addition, with respect to HCRY, we recorded a non-cash write-down of non-current assets of $6.7 million and $2.3 million of restructuring expense, which were partially offset by a tax benefit of $3.6 million.

RailAmerica

The following tables set forth RailAmerica’s summary historical consolidated financial information. The summary consolidated financial information as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 have been derived from RailAmerica’s audited consolidated financial statements incorporated by reference into this prospectus supplement. The summary consolidated financial information as of June 30, 2012 and 2011 and for the six months ended June 30, 2012 and 2011 have been derived from RailAmerica’s unaudited consolidated financial statements incorporated by reference into this prospectus supplement. In the opinion of RailAmerica’s management, the interim financial information provided herein contains all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the data for the periods presented. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year. In addition, RailAmerica has grown through acquisitions and investments and made divestments over the periods covered by this summary historical consolidated financial information. Because of variations in the structure, timing and size of acquisitions and dispositions, RailAmerica’s results of operations with respect to the periods presented below may not be directly comparable.

You should read the consolidated financial information in conjunction with the sections entitled “Capitalization”, “Unaudited Pro Forma Condensed Combined Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in RailAmerica’s Annual Report on Form 10-K for the year ended December 31, 2011 and in RailAmerica’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and the consolidated financial statements of RailAmerica and the related notes incorporated by reference into this prospectus supplement.

	Year ended December 31,			Six Months ended June 30,
	2011	2010	2009	2012	2011
(In thousands, except per share amounts)				(unaudited)
Statement of Operations Data:
Operating revenue	$551,123	$490,291	$425,774	$299,538	$264,152
Operating expenses	429,501	375,784	311,569	233,487	211,251
Operating income	121,622	114,507	114,205	66,051	52,901
Interest expense, including amortization costs	(71,923)	(83,775)	(86,878)	(23,678)	(36,734)
Other income (loss)(1)	1,331	(4,759)	(8,117)	(87,418)	1,035

Income (loss) from continuing operations before income taxes	51,030	25,973	19,210	(45,045)	17,202
Provision for (benefit from) income taxes	14,162	6,856	16,299	(16,023)	4,417

Income (loss) from continuing operations	36,868	19,117	2,911	(29,022)	12,785
Income from discontinued operations, net of taxes	—	—	12,931	—	—

Net income (loss)	36,868	19,117	15,842	(29,022)	12,785
Less: Net income attributable to noncontrolling interest	—	—	—	(202)	—

Net income (loss) attributable to the Company	$36,868	$19,117	$15,842	$(28,820)	$12,785

Dividends declared and paid per common share	$—	$—	$0.46	$—	$—
Income (loss) from continuing operations per share of common stock:
Basic	$0.70	$0.35	$0.07	$(0.57)	$0.24
Diluted	$0.70	$0.35	$0.07	$(0.57)	$0.24

	As of December 31,		As of June 30,
	2011	2010	2012
(In thousands)			(unaudited)
Balance Sheet Data:
Total assets	$1,597,380	$1,603,653	$1,668,578
Long-term debt, including current maturities	$575,694	$573,711	$640,748
Total stockholders’ equity	$680,125	$704,749	$664,523

(1)	The six months ended June 30, 2012 includes $88.1 million of costs associated with RailAmerica’s redemption of $592.0 million of its 9.25% senior secured notes in January 2012.

Summary Selected Unaudited Pro Forma Condensed Combined Financial Information

The following summary unaudited pro forma condensed combined financial information is based on the historical financial information of Genesee & Wyoming and RailAmerica incorporated by reference into this prospectus supplement and has been prepared to reflect the proposed Merger and the related Financing Transactions and assumes that formal approval from the STB is granted and Genesee & Wyoming integrates RailAmerica. See “Basis of Presentation”. The unaudited pro forma condensed combined balance sheet data as of June 30, 2012 assumes the proposed Merger, related Financing Transactions and integration of RailAmerica were completed on that date. The unaudited pro forma condensed combined statement of operations data for the six months ended June 30, 2012 and the year ended December 31, 2011 assumes the proposed Merger, related Financing Transactions and integration of RailAmerica were completed on January 1, 2011.

You should read the summary unaudited pro forma condensed combined financial information below in conjunction with the information under the captions “Use of Proceeds,” “Capitalization,” “The Transactions,” and “Unaudited Pro Forma Condensed Combined Financial Information” in this prospectus supplement and the audited and unaudited financial statements of Genesee & Wyoming and RailAmerica, respectively, incorporated by reference herein. RailAmerica’s other (expense)/income, net for the six months ended June 30, 2012, included $88.1 million of costs associated with the redemption of $592.0 million of its 9.25% senior secured notes in January 2012 that represent nonrecurring expenses but do not qualify for exclusion from the pro forma results under Article 11 of Regulation S-X of the Securities Act.

Although our notice of exemption filed with the STB to close the Merger into a sole voting trust became effective on September 5, 2012, there is no assurance that the other conditions to the Merger will be satisfied or that we will obtain the necessary approvals to control RailAmerica and complete its integration. Unless and until the STB formally approves our control of RailAmerica and allows us to integrate the RailAmerica railroads, we expect to account for our ownership of RailAmerica using the equity method of accounting. We have presented the following unaudited pro forma condensed combined financial information on a combined basis as demonstrative of the reporting we expect following the receipt of formal approval from the STB and integration. Additionally, the following unaudited pro forma condensed combined financial information assumes formal STB approval without any divestiture of assets. However, the STB may not permit the integration or may impose significant restrictions or conditions on such integration, including conditions associated with our service, the rates we charge or divestiture of certain of our assets, and therefore, the pro forma financial information may not be indicative of our operations following the Merger. In addition, this offering is not conditioned upon completion of the Merger and therefore, investors should refer to Genesee & Wyoming’s historical financial statements incorporated by reference in this prospectus when evaluating an investment in our Class A Common Stock.

Upon approval from the STB for Genesee & Wyoming to control RailAmerica and its railroads, the acquisition of RailAmerica will be accounted for under the acquisition method of accounting under accounting principles generally accepted in the United States of America (U.S. GAAP). Under the acquisition method of accounting, all identifiable assets acquired and liabilities assumed are recorded at their estimated acquisition-date fair values. At this time, Genesee & Wyoming has not performed detailed valuation analyses to determine the fair values of RailAmerica’s assets and liabilities; and accordingly, the unaudited pro forma condensed combined financial information includes a preliminary allocation of the purchase price based on assumptions and estimates which, while considered reasonable under the circumstances, are subject to changes, which may be material. The final allocation of the purchase price will be based on the actual assets and liabilities of RailAmerica that exist as of the date of the Merger. Therefore, it is likely that once the valuation studies are completed, the historical values for certain assets and liabilities will be changed.

	For the Six Months Ended June 30, 2012		For the Year Ended December 31, 2011
	(dollars in thousands, except per share amounts) (unaudited)
	Historical GWI	Pro Forma	Historical GWI	Pro Forma
Pro Forma Statement of Operations Data
Operating revenues	$424,855	$720,698	$829,096	$1,376,184
Operating expenses	321,068	554,826	637,317	1,071,250

Income from operations	103,787	165,872	191,779	304,934
Income from continuing operations attributable to GWI, net of taxes	58,631	28,040	119,493	165,873
Preferred stock dividend accrued	—	8,750	—	17,500

Income available to common stockholders	$58,631	$19,290	$119,493	$148,373

Weighted average shares—Diluted	43,116	50,058	42,772	55,698
Diluted earnings per common share from continuing operations attributable to GWI	$1.36	$0.39	$2.79	$2.98

Pro Forma Balance Sheet Data (end of period)
Total assets	$2,381,786	$5,233,587
Long-term debt, including current maturities	$627,950	$2,023,144
Series A-1 Preferred Stock	$—	$349,500
Equity	$1,036,905	$1,371,986

RISK FACTORS

Investing in our Class A Common Stock involves risks. You should carefully consider the following risk factors as well as the risk factors contained in our annual and quarterly reports and RailAmerica’s annual and quarterly reports incorporated herein by reference in addition to the other information contained or incorporated by reference in this prospectus in deciding whether to invest in our Class A Common Stock.

In this “Risk Factors” section only, references to “our”, “we”, “us” and the “company” refer to Genesee & Wyoming assuming the completion of the acquisition of RailAmerica unless the context otherwise requires.

Risks Relating to the Business of Genesee & Wyoming and RailAmerica

Adverse global macroeconomic and business conditions could negatively impact our business.

The global economy, which experienced a significant downturn in late 2008 and throughout 2009 that included widespread recessionary conditions, high levels of unemployment, significant distress of global financial institutions, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others, began to improve in 2010. While some economic indicators have trended positively, the overall rate of global recovery experienced during 2011 and 2012 has been uneven and uncertainty remains over the stability of the recovery. The recent economic improvements may not be broad-based and sustainable and may not enhance conditions in the markets relevant to us. For instance, in Australia a significant portion of the commodities we transport are supporting economic growth and industrial development in China and India, and a sustained slowdown in these markets could impact us. Both China and India have reported slower growth in recent months, and the resulting decreased demand for, and lower prices of, natural resources is a factor influencing decisions to delay and cancel certain mining projects in Australia. In addition, we anticipate benefiting from development of shale regions in the United States, but continued low natural gas prices could reduce such development and the benefit we could realize. In addition, the eurozone debt crisis could lead to further political and financial turmoil, and to a destabilization of financial markets and the overall financial and euro monetary system. It is difficult to determine how general global macroeconomic and business conditions will impact our customers, our suppliers and freight rail transportation in general. We are required to assess for potential impairment of non-current assets whenever events or changes in circumstances, including economic circumstances, indicate that the respective asset’s carrying amount may not be recoverable. Given the asset intensive nature of our business, weakness in the general economy increases the risk of significant asset impairment charges. A decline in current macroeconomic and financial conditions or commodity demand from economic activity and industrialization could have a material adverse effect on our operating results, financial condition and liquidity.

If we are unable to consummate additional acquisitions or investments or manage our growth effectively, then we may not be able to implement our growth strategy successfully.

Our growth strategy is based to a large extent on the selective acquisition and development of, and investment in, rail operations, both in new regions and in regions in which we currently operate. The success of this strategy will depend on, among other things:

•	the availability of suitable opportunities;

•	the level of competition from other companies;

•	our ability to value acquisition and investment opportunities accurately and negotiate acceptable terms for those acquisitions and investments;

•	our ability to identify and enter into mutually beneficial relationships with partners; and

•	the receipt of government approvals and financial constraints or other restrictions that may be specific to the particular company or asset to be acquired.

We have experienced significant growth in the past; principally through the acquisition of additional railroads. Effective management of rapid growth presents challenges, including the availability of management resources to oversee the integration and operation of the new businesses effectively, the need to expand our management team and staff when necessary, the need to enhance internal operating systems and controls and the ability to consistently achieve targeted returns on capital. These challenges are more pronounced when we experience growth in numerous geographies and on a larger scale. We may not be able to maintain similar rates of growth in the future, or manage our growth effectively.

See also “Risks Relating to Our Pending Acquisition of RailAmerica”.

We may need additional capital to fund our acquisitions and investments. If we are unable to obtain this capital at a reasonable cost, then we may forego potential opportunities, which would impair the execution of our growth strategy.

Since January 1, 1996, Genesee & Wyoming has acquired interests in 58 railroads (excluding the acquisition of the RailAmerica railroads). With one exception, all of these interests were purchased for cash, and our growth strategy contemplates additional acquisitions. We intend to continue to review acquisition and investment opportunities and potential purchases of railroad assets and to attempt to acquire companies and assets that meet our investment criteria. As in the past, we expect that we will pay cash for some or all of the purchase price of acquisitions and purchases that we make. In addition, from time to time we may make investments in equipment and assets to support our customers. Depending on the number of acquisitions and investments and funding requirements, we may need to raise substantial additional capital. To the extent that we raise additional capital through the sale of equity, equity-linked or convertible debt securities, the issuance of such securities could result in dilution to our existing stockholders. If we raise additional funds through the issuance of debt securities, the terms of such debt could impose additional restrictions and costs on our operations. Additional capital, if required, may not be available on acceptable terms or at all. If we are unable to obtain additional capital, we may forego potential acquisitions, which could impair the execution of our growth strategy.

After the Merger and the Financing Transactions, we will have a significant amount of indebtedness. Our high level of debt could limit our ability to obtain additional financing for acquisitions and investment opportunities. See “—Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under such indebtedness”.

Our inability to acquire or integrate acquired businesses successfully or to realize the anticipated cost savings and other benefits could have adverse consequences to our business.

We may not be able to acquire or integrate acquired businesses successfully. Evaluating acquisition targets gives rise to additional costs related to legal, financial, operating and industry due diligence. In addition, acquisitions generally result in increased operating and administrative costs and, to the extent financed with debt, additional interest costs. Integrating acquired businesses could also result in significant restructuring costs. The process of acquiring businesses may be disruptive to our existing business and may cause an interruption or reduction of our business as a result of the following factors, among others:

•	loss of key employees or customers;

•

possible inconsistencies in or conflicts between standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information technology and other systems;

•	failure to maintain the quality of services that have historically been provided;

•	integrating employees of rail lines acquired from other entities into our regional railroad culture;

•	unanticipated environmental or other liabilities;

•	failure to coordinate geographically diverse organizations; and

•	the diversion of management’s attention from our day-to-day business as a result of the need to manage any disruptions and difficulties and the need to add management resources to do so.

These disruptions and difficulties, if they occur, may cause us to fail to realize the cost savings, synergies, revenue enhancements and other benefits that we expect to result from integrating acquired companies and may cause material adverse short- and long-term effects on our operating results, financial condition and liquidity.

Even if we are able to integrate the operations of acquired businesses into our operations, we may not realize the full benefits of the cost savings, synergies, revenue enhancements or other benefits that we may have expected at the time of acquisition. The expected revenue enhancements, synergies and cost savings are based on extensive analyses. These analyses necessarily involve assumptions as to future events, including general business and industry conditions, the longevity of specific customer plants and factories served, the ability to negotiate acceptable contractual arrangements, operating costs, competitive factors and the ongoing cost of maintaining track infrastructure, some of which are beyond our control and may not materialize. While we believe these analyses and their underlying assumptions to be reasonable, they are estimates that are necessarily speculative in nature. In addition, even if we achieve the expected benefits, we may not be able to achieve them within the anticipated time frame. Also, the cost savings and other synergies from these acquisitions may be offset by unexpected costs incurred in integrating the companies, increases in other expenses or problems in the business unrelated to these acquisitions. Finally, the physical conditions of the assets acquired may not be sufficient to support the operations.

Many of our recent acquisitions have involved the purchase of stock of existing companies. These acquisitions, as well as acquisitions of substantially all of the assets of a company, may expose us to liability for actions taken by an acquired business and its management before our acquisition. The due diligence we conduct in connection with an acquisition and any contractual guarantees or indemnities that we receive from the sellers of acquired companies may not be sufficient to protect us from, or compensate us for, actual liabilities. Generally, the representations made by the sellers, other than certain representations related to fundamental matters, such as ownership of capital stock, expire within several years of the closing. A material liability associated with an acquisition, especially where there is no right to indemnification, could adversely affect our operating results, financial condition and liquidity.

See also “Risks Relating to Our Pending Acquisition of RailAmerica”.

The loss of important customers or contracts may adversely affect our operating results, financial condition and liquidity.

Genesee & Wyoming’s operations served more than 840 freight customers in 2011. Freight revenues from its 10 largest freight customers accounted for approximately 24% of its total revenues in 2011. Six of its 10 largest freight customers in 2011 were located in Australia and accounted for approximately 16% of its total revenues. In 2011, Genesee & Wyoming’s largest freight customer was a company in the farm and food products industry and represented approximately 5% of its total revenues. RailAmerica’s operations served approximately 1,500 customers in North America in 2011. For the year ended December 31, 2011, RailAmerica’s 10 largest customers accounted for approximately 14% of its total revenues, with no individual customer accounting for more than approximately 3% of revenues. In 2011 on a pro forma combined basis, no single customer of the combined company would have represented more than 3% of pro forma total revenues.

In North America, freight frequently moves over short line railroads pursuant to transportation contracts with its connecting carriers and the customer. These contracts are in accordance with industry norms and vary in duration. These contracts establish price or, in the case of longer term contracts, a methodology for determining the price, but do not typically obligate the customer to move any particular volume. Freight rates and volumes are not directly linked to the prices of the commodities being shipped. In Australia, a number of Genesee & Wyoming’s customer contracts contain a combination of fixed and variable pricing, with the variable portion based on the volumes shipped. Substantial reduction in business with or loss of important customers or contracts could have a material adverse effect on our operating results, financial condition and liquidity.

Because we depend on Class I railroads and other connecting carriers for a significant portion of our operations in North America, our operating results, financial condition and liquidity may be adversely affected if our relationships with these carriers deteriorate.

The railroad industry in North America is dominated by seven Class I carriers that have substantial market control and negotiating leverage. In 2011, approximately 86% of Genesee & Wyoming’s total carloads in the United States and Canada were interchanged with Class I carriers, and approximately 89% of RailAmerica’s total carloads in the United States and Canada were interchanged with Class I carriers. A decision by any of these Class I carriers to cease certain freight movements could have a material adverse effect on our operating results, financial condition and liquidity. The quantitative impact of such a decision would depend on which of our routes and freight movements were affected. In addition, Class I carriers also have traditionally been significant sources of business for us, as well as sources of potential acquisition candidates as they divest branch lines to smaller rail operators.

Our ability to provide rail service to customers in the United States and Canada depends in large part upon our ability to maintain cooperative relationships with connecting carriers with respect to lease arrangements, freight rates, revenue divisions, fuel surcharges, car supply, reciprocal switching, interchange and trackage rights. Deterioration in the operations of or service provided by those connecting carriers or in our relationship with those connecting carriers could have a material adverse effect on our operating results, financial condition and liquidity.

We are dependent on lease agreements with Class I railroads and other third parties for our operations, strategy and growth.

In North America, our rail operations are dependent, in part, on lease agreements with Class I railroads and third parties that allow us to operate over certain segments of track critical to our operations. For instance, we lease several railroads from Class I carriers and other third parties under lease arrangements. In addition, we own several railroads that also lease portions of the track or right-of-way upon which they operate from Class I railroads and other third parties. Our ability to provide comprehensive rail services to our customers on the leased lines depends in large part upon our ability to maintain and extend these lease agreements. Expiration or termination of these leases or failure of our railroads to comply with the terms of these leases could result in the loss of operating rights with respect to those rail properties and could have a material adverse effect on our operating results, financial condition and liquidity.

The United States short line tax credit expired on December 31, 2011. As a result, our effective tax rate in 2012 will be higher.

From 2005 to its expiration on December 31, 2011, we benefited from the effects of the United States short line tax credit, which was an income tax credit for Class II and Class III railroads to reduce their federal income tax based on qualified railroad track maintenance expenditures (the “Short Line Tax Credit”). Qualified expenditures included amounts incurred for maintaining track, including roadbed, bridges and related track structures owned or leased by a Class II or Class III railroad. The credit has historically benefitted both us and RailAmerica and was equal to 50% of the qualified expenditures, subject to an annual limitation of $3,500 multiplied by the number of miles of railroad track owned or leased by the Class II or Class III railroad as of the end of its tax year. For example, in 2011 and 2010, the Short Line Tax Credit lowered Genesee & Wyoming’s (not including RailAmerica) effective tax rate by 6.5% and 9.3%, respectively. The Short Line Tax Credit expired on December 31, 2011 and was not extended for additional tax years; therefore, the loss of the credit will increase our effective tax rate relative to 2011 and reduce our reported earnings per share.

Our results of operations and rail structure are susceptible to severe weather conditions and other natural occurrences.

We are susceptible to adverse weather conditions, including floods, fires, hurricanes or cyclones, tornadoes, droughts, earthquakes and other natural occurrences. For example, bad weather and natural disasters, such as blizzards in the Northeastern United States and Canada and hurricanes or cyclones in the United States and Australia, and resulting floods, could cause a shutdown, derailment or other substantial disruption of operations, which could have a material adverse effect on our operating results, financial condition and liquidity. Even if a material adverse weather or other condition does not directly affect our operations, it can impact the operations of our customers or connecting carriers. For example, currently and following the Merger:

•	Our coal and coke freight revenues may be reduced by mild winters in the United States, which lessen demand for coal.

•	Our minerals and stone freight revenues may be reduced by mild winters in the Northeastern United States, which lessen demand for road salt.

•	Our grain revenues may be reduced by drought conditions in the Midwest and the Southeastern United States.

•

Our revenues generated by our Australian operations are susceptible to the impact of drought conditions on the South Australian grain harvest and the impact of heavy rains and flooding in the Northern Territory.

Furthermore, our expenses could be adversely impacted by such weather conditions, including, for example, higher track maintenance and overtime costs in the winter at our railroads in the northern United States and Canada related to snow removal and mandated work breaks. Such weather conditions could also cause our customers or connecting carriers to reduce or suspend their operations, which could have a material adverse effect on our results of operations, financial condition and liquidity.

We are subject to significant governmental regulation of our railroad operations. The failure to comply with governmental regulations or changes to the legislative and regulatory environment could have a material adverse effect on our operating results, financial condition and liquidity.

We are subject to governmental regulation with respect to our railroad operations and to a variety of health, safety, security, labor, environmental and other matters by a significant number of federal, state and local regulatory authorities. In the United States, these agencies include the STB, the U.S. Department of Transportation (the “DOT”), the FRA of the DOT, the Occupational Safety and Health Administration, the U.S. Environmental Protection Agency, the Department of Homeland Security (the “DHS”) and other federal and state agencies. In Australia, we are subject to both Commonwealth and state regulations. In Canada, we are subject to regulation by the Canada Transportation Agency, Transport Canada and the regulatory departments of the provincial governments of Quebec and Ontario. In the Netherlands, we are subject to regulation by the Ministry of Transport, Public Works and Water Management, the Transport, Public Works and Water Management Inspectorate and the Dutch railways managers, ProRail and Keyrail. In Belgium, we are subject to regulation by the Federal Public Service (“FPS”) Mobility and Transport, the Regulatory Service for Railway Transport and for Brussels Airport Operations, which is currently hosted by FPS Mobility and Transport, and the Belgian railways infrastructure manager, Infrabel. See “Business—Regulation” in GWI’s Annual Report on Form 10-K, incorporated by reference herein, for the year ended December 31, 2011, and “Business—Regulation” in RailAmerica’s Annual Report on Form 10-K for the year ended December 31, 2011 for a discussion of these regulations. Our failure to comply with applicable laws and regulations could have a material adverse effect on our operating results, financial condition and liquidity.

There are various legislative and regulatory actions being considered in the United States, including legislation that would modify the regulatory oversight of the rail industry and various proceedings that have been initiated by the STB related to rail competition and competitive “access.” In addition, a two-year DOT study on the impacts of a possible increase in federal truck size and weight limits is commencing in 2012, and could result in subsequent federal legislation. The majority of the actions under consideration and pending are directed at Class I railroads; however, specific initiatives being considered by Congress and the STB could expand regulation of railroad operations and prices for our rail services, which could undermine the economic viability of certain of our railroads, as well as threaten the service we are able to provide to our customers. The cost of compliance with the proposed rules and regulations could also be significant. In the other geographies in which we operate, federal, state, provincial and local regulatory authorities could change the regulatory framework (including the access regimes) or take other actions without providing us with any recourse for the adverse effects that the changes or actions could have on our business, including, without limitation, regulatory determinations or rules regarding dispute resolution and business relationships with our customers and other railroads. Significant legislative or regulatory activity could expand regulation of railroad operations and prices for rail services, which could reduce capital spending on our rail network, facilities and equipment and have a material adverse effect on our results of operations, financial condition and liquidity.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under such indebtedness.

After the Merger and the Financing Transactions, we will have a significant amount of indebtedness. As of June 30, 2012, on a pro forma basis after giving effect to the Financing Transactions and the Merger, we would have had a total indebtedness of $2,024.4 million, and we would have had unused commitments of $308.9 million under our senior secured revolving credit facility (after giving effect to $4.8 million of undrawn letters of credit which reduces such availability). See “The Transactions—Senior Secured Credit Facilities”.

Subject to the limits contained in the credit agreement governing our Senior Secured Credit Facilities and our other debt instruments, we may be able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences, including the following.

•	making it more difficult to satisfy our obligations with respect to our outstanding debt;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other general corporate requirements;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the Senior Secured Credit Facilities, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the credit agreement governing our Senior Secured Credit Facilities contains restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt and foreclosure on the assets securing such debt, if any.

Our current credit agreement and other debt agreements impose, and the credit agreement governing the Senior Secured Credit Facilities will impose, numerous covenants that impose certain restrictions on the way we operate our business.

Our credit agreement and other debt agreements contain numerous covenants that impose restrictions on the way Genesee & Wyoming can operate prior to the Merger. For a discussion of the restrictive covenants in the

GWI Existing Credit Facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Long-term Debt” in GWI’s Annual Report on Form 10-K for the year ended December 31, 2011, incorporated by reference herein.

The credit agreement that will, upon consummation of the Merger, govern the Senior Secured Credit Facilities will restrict our ability to:

•	incur additional indebtedness;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or indebtedness;

•	make investments, loans, advances and acquisitions;

•	engage in certain transactions with affiliates;

•	sell assets, including capital stock of any of our subsidiaries;

•	consolidate or merge;

•	create liens;

•	enter into sale leaseback transactions;

•	change the business conducted by us and the guarantors;

•	change our fiscal year;

•	enter into certain agreements containing negative pledges and upstream limitations; and

•	modify certain voting trust documents and grant voting trust consents.

Our current credit agreement and the credit agreement that will, upon consummation of the Merger, govern the Senior Secured Credit Facilities also contains financial covenants that require us to meet certain financial ratios and tests. Our failure to comply with the obligations in our credit agreement and other debt agreements could result in an increase in our interest expense and could give rise to events of default under the credit agreement or other debt agreements, as applicable, which, if not cured or waived, could permit lenders to accelerate our indebtedness and foreclose on the assets securing such debt, if any.

We are exposed to the credit risk of our customers and counterparties, and their failure to meet their financial obligations could adversely affect our business.

Our business is subject to credit risk. There is a risk that customers or counterparties, which include government entities related to grants and financial institutions related to derivative transactions, will fail to meet their obligations when due. Customers and counterparties that owe us money have defaulted and may continue to default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. For interline traffic, one railroad typically invoices a customer on behalf of all railroads participating in the route. The invoicing railroad then pays the other railroads their portion of the total amount invoiced on a monthly basis. When we are the invoicing railroad, therefore, we are exposed to customer credit risk for the total amount invoiced and we are required to pay the other railroads participating in the route even if we are not paid by the customer. We have procedures for reviewing our receivables and credit exposures to specific customers and counterparties; however, default risk may arise from events or circumstances that are difficult to detect or foresee. Certain of our risk management methods depend upon the evaluation of information regarding markets, customers or other matters. This information may not, in all cases, be accurate, complete, up-to-date or properly evaluated. In addition, we may make substantial investments in equipment and assets to support our customers, in particular those in the mining and natural resources industry, before the customer commences operations. In those cases, we may be exposed to start-up risks that we would not be exposed to in respect of customers with active operations. As a result, unexpected credit exposures or start-up delays could have a material adverse effect on our operating results, financial condition and liquidity.

We face competition from numerous sources, including those relating to geography, substitute products, other types of transportation and other rail operators.

In North America, each of our railroads is typically the only rail carrier directly serving our customers. In certain circumstances, including under the open access regimes in Australia, the Netherlands and Belgium, our customers have direct access to other rail carriers. In addition, our railroads also compete directly with other modes of transportation, principally trucks and, on some routes, ship, barge and pipeline operators. Transportation providers such as trucks and barges utilize public rights-of-way that are built and maintained by governmental entities, while we must build and maintain our own network infrastructure. Competition for our services could increase if other rail operators build new rail lines to access certain of our customers or if legislation is passed that provides materially greater latitude for trucks with respect to size or weight restrictions. We are also subject to geographic and product competition. A customer could shift production to a region where we do not have operations. Also, commodities that are not transported by rail could be substituted for another commodity that we transport by rail. For example, natural gas can compete with coal we transport as a fuel source for electricity generation. In either case, we could lose a source of revenues.

The extent of competition varies significantly among our railroads. Competition is based primarily upon the rate charged, the relative costs of substitutable products and the transit time required. In addition, competition is based on the quality and reliability of the service provided. Because a significant portion of our carloads in the United States and Canada involve interchange with another carrier, we have only limited control over the total price, transit time or quality of such service. It is difficult to quantify the potential impact of competition on our business, since not only each customer, but also each customer location and each product shipped from such location is subject to different types of competition. However, changes to the competitive landscape could have a material adverse effect on our operating results, financial condition and liquidity.

For information on the competition associated with the open access regimes in Australia and Europe, see “Additional Risks Associated with our Foreign Operations”.

Market and regulatory responses to climate change, climate change litigation and climate change itself could adversely affect our operating costs and decrease demand for the commodities we transport.

Market and regulatory responses to climate change, as well as its physical impacts, could materially affect us. For example, clean air laws, restrictions, caps, taxes or other controls on emissions of greenhouse gases, including diesel exhaust, could significantly increase our operating costs. Restrictions on emissions could also affect our customers that use commodities that we carry to produce energy, that use significant amounts of energy in producing or delivering the commodities we carry, or that manufacture or produce goods that consume significant amounts of energy or burn fossil fuels, including, for example, coal mining operations, natural gas developers and producers, coal-fired power plants, chemical producers, farmers and food producers and automakers and other manufacturers. Significant cost increases, government regulation, or changes in consumer preferences for goods or services relating to alternative sources of energy or emissions reductions could materially affect the markets for the commodities we carry, which in turn could have a material adverse effect on our results of operations, financial condition and liquidity. Government incentives encouraging the use of alternative sources of energy could also affect certain of our customers and the markets for certain of the commodities we carry in an unpredictable manner that could alter our traffic patterns, including, for example, the impacts of ethanol incentives on farming and ethanol producers. Finally, we could face increased costs related to defending and resolving legal claims and other litigation related to climate change, including claims alleging impact of our operations on climate change. Any such market or regulatory responses or litigation, as well as physical impacts attributed to climate change and global warming, such as floods from rising sea levels and increasingly frequent and intense storms, individually or in conjunction with one or more of the impacts discussed above or other unforeseen impacts of climate change, could have a material adverse effect on our results of operations, financial condition and liquidity.

We could incur significant costs for violations of, or liabilities under, environmental laws and regulations.

Our railroad operations and real estate ownership are subject to extensive federal, state, local and foreign environmental laws and regulations concerning, among other things, emissions to the air, discharges to waters, the handling, storage, transportation and disposal of waste and other materials and cleanup of hazardous materials (including lading) or petroleum releases. We generate and transport hazardous and non-hazardous waste in our operations. We may incur environmental liability from conditions or practices at properties previously owned or operated by us, properties leased by us and other properties owned by third parties (for example, properties at which hazardous substances or wastes for which we are responsible have been treated, stored, spilled or disposed), as well as at properties currently owned or operated by us. Under some environmental statutes, such liability may be found without regard to whether we were at fault and may also be “joint and several,” whereby we are responsible for all the liability at issue even though we (or the entity that gives rise to our liability) may be only one of a number of entities whose conduct contributed to the liability.

Environmental liabilities may arise from claims asserted by owners or occupants of affected properties, other third parties affected by environmental conditions (for example, contractors and current or former employees) seeking to recover in connection with alleged damages to their property or personal injury or death, and/or by governmental authorities seeking to remedy environmental conditions or to enforce environmental obligations. Environmental requirements and liabilities could obligate us to incur significant costs, including significant expenses to investigate and remediate environmental contamination, which could have a material adverse effect on our operating results, financial condition and liquidity.

As a common carrier by rail, we are required to transport hazardous materials, regardless of risk.

Transportation of certain hazardous materials could create catastrophic losses in terms of personal injury, property damage and environmental remediation costs and compromise critical parts of our railroads. In addition, insurance premiums charged for some or all of the coverage currently maintained by us could increase dramatically or certain coverage may not be available to us in the future if there is a catastrophic event related to rail transportation of these commodities. Also, federal regulators have previously prescribed regulations governing railroads’ transportation of hazardous materials and have the ability to put in place additional regulations. For instance, recently enacted legislation requires pre-notification for hazardous materials shipments. Such legislation and regulations could impose significant additional costs on railroads. Additionally, regulations adopted by the DOT and the DHS could significantly increase the costs associated with moving hazardous materials on our railroads. Further, certain local governments have sought to enact ordinances banning hazardous materials moving by rail within their borders. Such ordinances could require the re-routing of hazardous materials shipments, with the potential for significant additional costs. Increases in costs associated with the transportation of hazardous materials could have a material adverse effect on our operating results, financial condition and liquidity.

The occurrence of losses or other liabilities that are either not covered by insurance or that exceed our insurance limits could materially adversely affect our operating results, financial condition and liquidity.

We have insurance coverage for losses arising from personal injury and for property damage in the event of derailments or other accidents or occurrences. Unexpected or catastrophic circumstances associated with derailments of valuable lading, accidents involving passenger trains or spillage of hazardous materials or other incidents involving our operations could cause our losses to exceed our insurance coverage limits or sublimits. For example, the Company has incurred, and may incur in the future, losses arising from the December 27, 2011 derailment of a Genesee & Wyoming Australia Pty Ltd (“GWA”) freight train carrying copper concentrate in the flood waters associated with Cyclone Grant that may exceed or otherwise not be covered by our insurance coverage. In addition, on certain of the rail lines over which we operate, freight trains are commingled with passenger trains. For instance, in Oregon, Genesee & Wyoming’s Portland & Western Railroad operates certain passenger trains for the Tri-County Metropolitan Transportation District of Oregon and RailAmerica’s New England Central Railroad is also used by Amtrak for passenger service in New England. Derailments, collisions or other incidents involving the Company and passenger trains could give rise to losses that exceed our insurance coverage. Also, insurance is available from only a very limited number of insurers, and we may not be able to obtain insurance protection at current levels or at all or obtain it on terms acceptable to us. Deteriorating insurance market conditions caused by global property casualties and subsequent adverse events directly and indirectly attributable to us, including such things as derailments, accidents, discharge of toxic or hazardous materials, or other like occurrences in the industry, may result in additional increases in our insurance premiums and/or our self-insured retentions, volatility in our claims’ expenses and limitations to the coverage under our existing policies and could have a material adverse effect on our operating results, financial condition and liquidity.

Exposure to market risks, particularly changes in interest rates and foreign currency exchange rates, and hedging transactions entered into to mitigate these and other risks could adversely impact our operating results, financial condition and liquidity.

We are exposed to various market risks, including interest rate and foreign currency exchange rate risks. It is impossible to fully mitigate all such exposure and higher interest rates and unfavorable fluctuations in foreign currency exchange rates could have an adverse effect on our operating results, financial condition and liquidity. From time to time, we may use various financial instruments to reduce our exposure to certain market risks. For instance, we currently expect to enter into interest rate swaps to mitigate the risk associated with the floating interest rate payments under our new Senior Secured Credit Facilities. While these financial instruments reduce our exposure to market risks, the use of such instruments may ultimately limit our ability to benefit from lower interest rates or favorable foreign currency exchange rate fluctuations due to amounts fixed at the time of entering into the hedge agreement and may have significant costs associated with early termination, which could have a material adverse effect on our operating results, financial condition and liquidity.

Mark-to-market accounting for derivative financial instruments, particularly the Series A-1 Preferred Stock we contemplate issuing in connection with the Merger, could adversely impact our operating results and financial condition.

Due to mark-to-market accounting for certain derivative financial instruments, during the term of those derivative contracts we could experience significant non-cash gains or losses. For instance, the Series A-1 Preferred Stock we contemplate issuing in connection with the Merger requires mark-to-market accounting during the period between entering into the Investment Agreement on July 23, 2012 and the closing of the Merger. See “Prospectus Supplement Summary—The Transactions—Financing Transactions” for the anticipated impact of such mark-to-market accounting. The effects of such mark-to-market could have a material adverse effect on our operating results and financial condition.

We may be adversely affected by diesel fuel supply constraints resulting from disruptions in the fuel markets and increases in diesel fuel costs.

In 2011, Genesee & Wyoming and RailAmerica consumed 26.1 million gallons and 16.2 million gallons, respectively, of diesel fuel. Fuel availability could be affected by any limitation in the fuel supply or by any imposition of mandatory allocation or rationing regulations. If a severe fuel supply shortage arose from production curtailments, disruption of oil imports, disruption of domestic refinery production, damage to refinery or pipeline infrastructure, political unrest, war or otherwise, diesel fuel may not be readily available and may be subject to rationing regulations.

In addition, diesel fuel costs constitute a significant portion of our total operating expenses. An increase in diesel fuel costs could have a negative effect on our profitability. Although we receive fuel surcharges and other rate adjustments to offset rising fuel prices, if Class I railroads change their policies regarding fuel surcharges, the compensation we receive for increases in fuel costs may decrease. Costs for fuel used in operations were approximately 13%, 14% and 9% of the Company’s operating expenses for the six months ended June 30, 2012 and the years ended December 31, 2011 and 2010, respectively. Pro forma for the Merger and integration, costs of fuel used in operations would have been approximately the same as on a standalone basis.

If diesel fuel prices increase dramatically from production curtailments, a disruption of oil imports or otherwise, these events could have a material adverse effect on our operating results, financial condition and liquidity.

We may be subject to various claims and lawsuits that could result in significant expenditures.

The nature of our business exposes us to the potential for various claims and litigation related to labor and employment, personal injury, freight loss, property damage and other matters. For example, United States job-related personal injury claims by our railroad employees are subject to the Federal Employers’ Liability Act (“FELA”), which is applicable only to railroads. FELA’s fault-based tort system produces results that are unpredictable and inconsistent as compared with a no-fault worker’s compensation system. The variability inherent in this system could result in the actual costs of claims being very different from the liability recorded.

Any material changes to current litigation trends or a catastrophic rail accident or series of accidents involving material freight loss or property damage, personal injury and environmental liability that is not covered by insurance could have a material adverse effect on our operating results, financial condition and liquidity.

Certain of our capital projects may be impacted by our ability to obtain government funding.

Certain of our existing capital projects are, and certain of our future capital projects may be partially or completely funded through government grant programs. During 2011, Genesee & Wyoming obtained government funding for 53 separate projects that were partially or completely funded by United States and Canadian federal, state, provincial and municipal agencies. The spending associated with these grant-funded projects represented approximately 18% of Genesee & Wyoming’s total capital expenditures during 2011 and 55% of RailAmerica’s total capital expenditures during 2011. Government funding for projects is limited, and there is no guarantee that budget pressure at the federal, state, provincial and local level or changing governmental priorities will not eliminate funding availability. In addition, competition for government funding from other short line railroads, Class I railroads and other companies is significant, and the receipt of government funds is often contingent on the acceptance of contractual obligations that may not be strictly profit maximizing. In certain jurisdictions, the acceptance of government funds may impose additional legal obligations on our operations, such as compliance with prevailing wage requirements. If we are unable to obtain adequate government funding, we may have to defer or forgo certain capital projects.

Some of our employees belong to labor unions, and strikes or work stoppages could adversely affect our operating results, financial condition and liquidity.

As of June 30, 2012, Genesee & Wyoming was a party to 40 collective bargaining agreements with various labor unions in the United States, Australia, Canada and Belgium. Genesee & Wyoming is currently engaged in negotiations with respect to seven of those agreements. Approximately 940 of Genesee & Wyoming’s 2,643 full time employees are union members. Genesee & Wyoming has also entered into employee association agreements with an additional 123 employees who are not represented by a national labor organization. GWA has a collective enterprise bargaining agreement covering the majority of its employees. Many of RailAmerica’s employees are union-represented. As of June 30, 2012, 1,088 of RailAmerica’s employees were non-unionized and 813 were unionized. In total, RailAmerica’s railroads are party to 37 labor agreements, which are separately negotiated by the individual railroads.

Our inability to negotiate acceptable contracts with these unions could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. If the unionized workers were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized, or the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and/or higher ongoing labor costs. A substantial majority of the employees of the Class I railroads with which we interchange are unionized. If such Class I railroads were to have a work stoppage or strike, the national rail network and our operations would be adversely affected. To date, we have experienced no material strikes or work stoppages. Additional unionization of our workforce could result in higher employee compensation and restrictive working condition demands that could increase our operating costs or constrain our operating flexibility.

If we are unable to employ a sufficient number of qualified workers, our operating results, financial condition and liquidity may be materially adversely affected.

We believe that our success and our growth depend upon our ability to attract and retain skilled workers who possess the ability to operate and maintain our equipment and facilities. The operation and maintenance of our equipment and facilities involve complex and specialized processes and often must be performed in harsh and remote conditions, resulting in a high employee turnover rate when compared to many other industries. The challenge of attracting and retaining the necessary workforce is increased by the expected retirement of an aging workforce, training requirements and significant competition for specialized trades. Within the next five years, and without taking into account any of RailAmerica’s employees, we estimate that approximately 15% of the Company’s current workforce will become eligible for retirement. Many of these workers hold key operating positions, such as conductors, engineers and mechanics. In addition, the demand for workers with the types of skills we require has increased, especially from Class I railroads, which can usually offer higher wages and better benefits. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force or an increase in the wage rates that we must pay or both. Finally, there can be no assurance that we will be able to attract and retain senior leadership necessary to manage and grow our business. The loss of the services of any of our senior leadership could adversely affect our operating, acquisition and investment strategies. Our ability to manage all of these risks is further complicated by the geographic diversity of our operations. If any of these events were to occur, our cost structure could increase, our profit margins could decrease and our growth strategy could be impaired.

Our operations are dependent on our ability to obtain rail cars, locomotives and other critical railroad items from suppliers.

Due to the capital intensive nature and industry-specific requirements of the rail industry, there are high barriers to entry for potential new suppliers of core railroad items such as rail cars, locomotives and track materials. If the number of available rail cars is insufficient or if the cost of obtaining these rail cars either through lease or purchase increases, we might not be able to obtain rail cars on favorable terms, or at all, and shippers may seek alternate forms of transportation. As of August 1, 2012, according to AAR, approximately 21% of the North American railcar fleet was in storage. In some cases we use third-party locomotives to provide transportation services to our customers and such locomotives may not be available. Without these third-party locomotives, we would need to invest additional capital in locomotives. Even if purchased, there is no guarantee that locomotives would be available for delivery without significant delay. Additionally, we compete with other industries for available capacity and raw materials used in the production of certain track materials, such as rail and ties. Changes in the competitive landscapes of these limited-supplier markets could result in equipment shortages that could have a material adverse effect on our operating results, financial condition and liquidity in a particular year or quarter and could limit our ability to support new projects and achieve our growth strategy.

We may be affected by acts of terrorism or anti-terrorism measures.

Our rail lines, port operations and other facilities and equipment, including rail cars carrying hazardous materials that we are required to transport under federal law as a common carrier, could be direct targets or indirect casualties of terrorist attacks. Any terrorist attack or other similar event could cause significant business interruption and may adversely affect our operating results, financial condition and liquidity. In addition, regulatory measures designed to control terrorism could impose substantial costs upon us and could result in impairment to our service, which could also have a material adverse effect on our operating results, financial condition and liquidity.

Additional Risks Associated with Our Foreign Operations

We are subject to the risks of doing business in foreign countries.

Some of our significant subsidiaries transact business in foreign countries, namely in Australia, Canada, the Netherlands and Belgium. In addition, we may consider acquisitions or other investments in other foreign countries in the future. The risks of doing business in foreign countries include:

•	adverse changes or greater volatility in the economies of those countries;

•	adverse currency movements that make goods produced in those countries that are destined for export markets less competitive;

•	adverse effects due to changes in the eurozone membership;

•	adverse changes to the regulatory environment or access regimes of those countries;

•	adverse changes to the tax laws and regulations of those countries;

•	restrictions on the withdrawal of foreign investment, or a decrease in the value of repatriated cash flows;

•	a decrease in the value of foreign sourced income as a result of exchange rate changes;

•	the actual or perceived failure by us to fulfill commitments under concession agreements;

•	the ability to identify and retain qualified local managers; and

•	the challenge of managing a culturally and geographically diverse operation.

Because some of our significant subsidiaries and affiliates transact business in foreign currencies and because a significant portion of our net income comes from the operations of our foreign subsidiaries, exchange rate fluctuations may adversely affect us and may affect the comparability of our results between financial periods.

GWI’s operations in Australia, Canada and Europe accounted for 33%, 8% and 2% of its consolidated operating revenues, respectively, for the year ended December 31, 2011 and 32%, 8% and 2%, respectively, for the six months ended June 30, 2012. GWI’s operations in Australia, Canada and Europe accounted for 32%, 7% and 1% of its long-lived assets, respectively, as of December 31, 2011 and 34%, 7% and 1%, respectively, for the six months ended June 30, 2012. The results of operations of GWI’s foreign entities are maintained in the local currency (the Australian dollar, the Canadian dollar and the Euro) and then translated into United States dollars at the applicable exchange rates for inclusion in its consolidated financial statements. As a result, any appreciation or depreciation of these currencies against the United States dollar can impact Genesee & Wyoming’s results of operations. The financial statements of Genesee & Wyoming’s foreign subsidiaries are prepared in the local currency of the respective subsidiary and translated into United States dollars based on the exchange rate at the end of the period for balance sheet items and, for the statement of operations, at the average rate for the statement period. The exchange rates between these currencies and the United States dollar have fluctuated significantly in recent years and may continue to do so in the future.

We may not be able to manage our exchange rate risks effectively, and the volatility in currency exchange rates may have a material adverse effect on our operating results, financial condition and liquidity. In addition, because our financial statements are stated in United States dollars, such fluctuations may affect our results of operations and financial position and may affect the comparability of our results between financial periods.

Our concession and/or lease agreements in Australia could be cancelled, and there is no guarantee these agreements will be extended beyond their terms.

Through our subsidiaries in Australia, we have entered into long-term concession and/or lease agreements with governmental authorities in the Northern Territory and South Australia. Our concession agreement for the Tarcoola to Darwin rail line expires in 2054 and our lease agreement for our other South Australia rail lines expires in 2047. If our concession agreement or lease agreements expire, we will no longer act as the below rail access provider, but will still be permitted to participate in the above rail market. These concession and lease agreements are subject to a number of conditions, including those relating to the maintenance of certain standards with respect to service, price and the environment. These concession and lease agreements also typically carry with them a commitment to maintain the condition of the railroad and to make a certain level of capital expenditures, which may require capital expenditures that are in excess of our projections. Our failure to meet these commitments under the long-term concession and lease agreements could result in the termination of those concession or lease agreements. The termination of any concession or lease agreement could result in the loss of our investment relating to that concession or lease agreement. Further, the expiration of these agreements and the end of their term would result in the loss of the associated revenues and income. Either of these events could have a material adverse effect on our operating results, financial condition and liquidity.

Open access regimes in Australia and Europe could lead to additional competition for rail services and decreased revenues and profit margins.

The legislative and regulatory framework in Australia allows third-party rail operators to gain access to our Australian railway infrastructure and also governs our access to track owned by others. The Netherlands and Belgium also have open access regimes that permit third-party rail operators to compete for the business of RRF, our subsidiary in the Netherlands. There are limited barriers to entry to preclude a current or prospective rail operator from approaching our customers and seeking to capture their business. The loss of our customers to competitors could result in decreased revenues and profit margins, which could have a material adverse effect on our operating results, financial condition and liquidity.

Changes to the open access regimes in Australia and Europe could have a significant impact on our operations.

Access fees paid for our access onto the track of other companies and access fees we charge under state and federal regimes are subject to change. Where we pay access fees to others, if those fees were increased, our operating margins could be negatively affected. In Australia, if the federal government or respective state regulators were to alter the regulatory regime or determine that access fees charged to current or prospective third-party rail freight operators by our Australian railroads did not meet competitive standards, our income from those fees could decline. In addition, when we operate over track networks owned by others, the owners of the networks are responsible for scheduling the use of the tracks as well as for determining the amount and timing of the expenditures necessary to maintain the tracks in satisfactory condition. Therefore, in areas where we operate over tracks owned by others, our operations are subject to train scheduling set by the owners as well as the risk that the network will not be adequately maintained.

Revocation of our safety accreditations could result in a loss of revenue and termination of our concession.

Our operating subsidiaries in Australia, the Netherlands and Belgium hold safety accreditations that are required in order for them to provide freight rail services. Continued maintenance of our safety accreditation in Australia is a requirement under our concession deeds and some customer contracts. These safety accreditations are essential for us to conduct our business and are subject to removal and expiration. Following significant derailments, the government entities responsible for oversight of rail safety frequently perform investigations. For instance, the Australian Transport Safety Bureau is currently reviewing the safety implications of GWA’s December 27, 2011 freight train derailment in the flood waters associated with Cyclone Grant. Any loss of, failure to maintain or inability to renew, rail safety accreditations necessary to carry on rail operations in any jurisdiction, or any changes in government policy and legal or regulatory oversight, including changes to the rail safety regulatory regime, could have a material adverse effect on our business, operational performance and financial results.

Changes to the mining tax regime in Australia could have a negative impact on our existing customers and the prospects for new customer initiatives underway.

On May 2, 2010, the Australian Government announced its intention to introduce a Resource Super Profits Tax (“RSPT”). On July 2, 2010, the Australian Government announced a proposal to replace the RSPT with a new Minerals Resource Rent Tax (“MRRT”). The MMRT proposal passed the Australian house of representatives on November 23, 2011 and the Australian senate on March 19, 2012. The implementation of the MRRT could result in an increase in operating costs for mining assets based in Australia. The tax could also have an adverse effect on our Australian operations by reducing the volume of commodities mined in Australia for us to transport, as well as by reducing levels of demand for Australian commodities and our transportation of those commodities. Consequently, the introduction of the MRRT could have a material adverse effect on our operating results and financial condition.

Australia recognizes a form of native title that reflects the entitlement of indigenous inhabitants to their traditional lands, which could impact our operations from Tarcoola to Darwin.

There are a number of native title claims registered with the National Native Title Tribunal that could give rise to native title rights on discrete parcels of land over which we operate. While no native title claims have been made against lots associated with our business to date, there is a risk that a claim could be made that native title exists. A successful claim could prevent or limit our use of the land or require us to make payments, which could have a material adverse effect on our operating results, financial condition and liquidity.

Risks Relating to Our Pending Acquisition of RailAmerica

The announcement and pendency of our acquisition of RailAmerica could adversely affect our business, financial results and operations.

On July 23, 2012, RailAmerica and Genesee & Wyoming jointly announced their entry into the Merger Agreement under which Genesee & Wyoming will acquire RailAmerica. We expect to close the transaction into a sole voting trust on or about October 1, 2012 while we await formal STB approval of our application to control and integrate RailAmerica’s railroads. The announcement and pendency of the proposed acquisition could cause disruptions in and create uncertainty surrounding our business, including affecting our relationships with our customers, suppliers and employees and with the Class I railroads. In addition, we have diverted, and will continue to divert, significant management resources in an effort to complete the acquisition, which could have a negative impact on our ability to manage our existing operations or pursue alternative strategic transactions, which could adversely affect our business, operating results and financial condition.

See also “Risks Relating to the Business of Genesee & Wyoming and RailAmerica—If we are unable to consummate additional acquisitions or investments or manage our growth effectively, then we may not be able to implement our growth strategy successfully”.

The Merger may not achieve its intended results, including anticipated synergies.

While we expect the Merger to result in a significant amount of synergies and other financial and operational benefits, we may be unable to realize these synergies or other benefits in the timeframe that we expect or at all. Achieving the anticipated benefits, including synergies, is subject to a number of uncertainties, including whether the businesses acquired can be operated in the manner we intend and whether our costs to finance the Merger and integrate the business will be consistent with our expectations. Events outside of our control, including, but not limited to, conditions imposed by the STB, operating changes and/or regulatory changes, could also adversely affect our ability to realize the anticipated benefits from the Merger. Thus, the integration may be unpredictable, subject to delays or changed circumstances, and the acquired businesses may not perform in accordance with our expectations. Further, we will incur implementation costs relative to these anticipated synergies, and our expectations with respect to integration or synergies as a result of the Merger may not materialize. Accordingly, you should not place undue reliance on our anticipated synergies.

See also “Risks Relating to the Business of Genesee & Wyoming and RailAmerica—Our inability to acquire or integrate acquired businesses successfully or to realize the anticipated cost savings and other benefits could have adverse consequences to our business.”

We will not control the operation of RailAmerica and its railroads during the pendency of the voting trust.

Our notice of exemption filed with the STB to close the Merger into a sole voting trust became effective on September 5, 2012. If the other conditions to closing of the Merger are satisfied, the Merger will occur and the shares of RailAmerica will be placed into an irrevocable sole voting trust on or about October 1, 2012, pending receipt of formal STB approval for the common control of our railroads with RailAmerica’s railroads. Following the Merger and until the STB approval of our common control of the RailAmerica railroads, we would be the indirect owner of RailAmerica pursuant to our ownership of the voting trust certificates. The voting trustee would hold the shares of RailAmerica in trust for us and would have responsibility for preserving the value of the trust’s assets, i.e., the RailAmerica shares. The day-to-day management of RailAmerica would be carried out by those members of RailAmerica’s current management team that remain with RailAmerica after the Merger. As a result, we would not control the operations of RailAmerica and its railroads. If RailAmerica is not managed well during the time in which it is in trust, the value of our investment in the RailAmerica stock could be reduced, which could have a material adverse effect on our operating results, financial condition and liquidity and could be detrimental to our shareholders. Unless and until the STB formally approves Genesee & Wyoming’s control of RailAmerica, which allows us to integrate the RailAmerica railroads, we expect to account for our ownership of RailAmerica using the equity method of accounting.

Uncertainty about the effect of the Merger on RailAmerica’s employees, customers and suppliers may have an adverse effect on RailAmerica and, consequently, us.

The uncertainty created by the pending Merger may impair RailAmerica’s ability to attract, retain and motivate key personnel until the Merger is completed as current and prospective employees may experience uncertainty about their future roles with us. If key employees of RailAmerica depart because of issues relating to the uncertainty and difficulty of integration or a desire not to become our employees, our ability to realize the anticipated benefits of the Merger could be reduced or delayed. In addition, disruptions resulting from the Merger may also affect our relationships with our customers, suppliers and employees and with the Class I railroads.

We will incur significant transaction and Merger-related costs in connection with financing the Merger.

We expect to incur significant costs associated with financing the Merger and related transactions. Such costs include costs associated with borrowings under the Senior Secured Credit Facilities, premiums in connection with the early extinguishment of debt and the payment of certain fees and expenses incurred in connection with the Merger and related transactions, including legal and other professional advisor fees. The costs of continued borrowing under the Senior Secured Credit Facilities will likely be significant and could have a significant adverse effect on our operating results, financial condition and liquidity.

Litigation and uncertainties associated with the Merger may have a material adverse effect on our ability to complete the acquisition.

We and Merger Sub, among others, have been named as defendants in putative class actions filed on behalf of RailAmerica’s shareholders. See “The Transactions—Shareholder Litigation”. Litigation relating to the proposed Merger may require us to expend significant amounts of money, may require significant time from our management and may result in an adverse settlement, injunction barring or delaying the proposed Merger, or judgments against us that could have a material adverse effect on our financial results and our ability to complete the Merger, which could be detrimental to our shareholders.

The proposed integration of RailAmerica is subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on us or could delay or prevent the completion of the integration.

Completion of the Merger is subject to customary closing conditions, including the formal approval by the STB of Genesee & Wyoming’s control of the RailAmerica railroads or, in the alternative, the consent of the STB to close the Merger into a sole voting trust, and the receipt of certain other regulatory approvals. We received approval on September 5, 2012 to close the Merger into a sole voting trust while we await formal STB approval of our application to control RailAmerica’s railroads. We expect the STB’s control decision will be received as early as the fourth quarter of 2012 or as late as the first quarter of 2013. Upon formal STB approval, we expect to be able to integrate RailAmerica. There is no assurance that we will obtain this necessary governmental approval to complete the integration. The STB may not permit the integration of the RailAmerica business or may impose significant restrictions or conditions on such integration, including conditions associated with our service, the rates we charge or divestiture of certain of our assets, and any such asset divestiture may be material. Any delay in the completion of the integration of RailAmerica from the failure to obtain such approvals or adverse conditions to such approvals could delay or diminish the anticipated benefits of the acquisition or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the proposed acquisition. Further, denial by the STB of its formal approval or exemption of the integration could have a material adverse effect on our business, operating results, financial condition and liquidity and could be detrimental to our shareholders.

The failure by us to complete the acquisition of RailAmerica could adversely affect our business and the market price of our common stock and could result in substantial termination costs.

There is no assurance that completion of the Merger or any other Financing Transactions will occur. Consummation of the Merger is subject to various conditions, including those described above.

The current market price of our common stock may reflect a market assumption that the Merger will occur. Failure to complete the Merger could adversely affect the share price of our common stock. We will have incurred significant costs, including the diversion of management resources, for which we will have received little or no benefit if the Merger is not consummated. In addition, failure of the Merger to close, or even a delay in its closing, may have a negative impact on our ability to manage existing operations and pursue alternative strategic transactions or our ability to implement alternative business plans. The Merger Agreement is subject to termination if the Merger is not completed on or before December 31, 2012, unless the only condition remaining to be satisfied (other than those conditions that are to be satisfied at closing) is the receipt of formal STB approval or exemption of the Merger, in which case the Merger Agreement may not be terminated before March 31, 2013. In addition, the Merger Agreement contains certain other termination rights for both us and RailAmerica and further provides that, upon termination of the Merger Agreement under specified circumstances, we may be obligated to pay RailAmerica a termination fee of $135.0 million. A failed transaction may result in negative publicity and a negative impression of us in the investment community. The occurrence of any of these events individually or in combination could have a material adverse effect on our operating results, financial condition and liquidity and could be detrimental to our shareholders.

If we fail to consummate the Merger, we may redeem the purchase contracts for an amount of cash and/or a number of shares of our Class A Common Stock (depending on the price of our Class A Common Stock at the time of redemption), which could adversely affect you.

If the Merger is not consummated for any reason, we may redeem all, but not less than all, of the outstanding purchase contracts included in the Units in the concurrent Units Offering, by delivering notice within the five business days immediately following April 30, 2013. We will pay a redemption price to be determined based on the Class A Common Stock price at that time in cash or in shares of Class A Common Stock in accordance with the terms of the purchase contracts. If we elect to redeem the purchase contracts, we may be required by the holders thereof to repurchase the amortizing notes at the repurchase price set forth in the amortizing notes.

Upon redemption of the purchase contracts included in Units or separate purchase contracts in connection upon a merger termination redemption, our Class A Common Stock may incur immediate net tangible book value dilution on a per share basis.

The pro forma financial statements included in this prospectus supplement are presented for illustrative purposes only and may not be an indication of our financial condition or results of operations following the Merger.

The pro forma financial statements included in this prospectus supplement are presented for illustrative purposes only, are based on various adjustments and assumptions, and may not be an indication of our financial condition or results of operations following the Merger for several reasons. See “Unaudited Pro Forma Condensed Combined Financial Information”. Our actual financial condition and results of operations following the Merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect our financial condition or results of operations following the Merger. Any potential decline in our financial condition or results of operations may cause significant variations in our stock price.

Unless and until the STB formally approves our control of the RailAmerica railroads and allows us to integrate the RailAmerica railroads, we expect to account for our ownership of RailAmerica using the equity method of accounting, but the unaudited pro forma condensed combined financial information is presented on a consolidated basis as demonstrative of the reporting we expect following the receipt of formal approval from the STB and integration. In addition, because there is no assurance that we will obtain this necessary governmental approval to complete the integration or that we will not be required to divest assets, the description of the pro forma assets of the combined company may not be indicative of the actual assets of Genesee & Wyoming after consummation of this offering, particularly if divestitures are significant. In addition, this offering is not conditioned upon completion of the Merger and therefore investors should refer to Genesee & Wyoming’s historical financial statements incorporated by reference in this prospectus when evaluating an investment in our Class A Common Stock.

Our ability to use RailAmerica’s Section 45G tax credit carryforwards and net operating loss carryforwards may be subject to limitation due to a change in the ownership of its stock.

As of July 31, 2012, RailAmerica had tax benefits totaling approximately $130 million of Section 45G tax credit carryforwards and federal net operating loss carryforwards. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other tax attributes to offset its post-change income may be limited and may result in a partial or full writedown of the related deferred tax assets. An ownership change is defined generally for these purposes as a greater than 50% change in ownership over a three-year period, taking into account shareholders that own 5% or more by value of our common stock. The Merger will cause an ownership change of RailAmerica to occur that may limit our ability to use RailAmerica’s net operating loss carryforwards and other tax attributes to reduce our future tax liabilities.

Risks Relating to this Offering and Our Class A Common Stock

There can be no assurance that the Merger will be completed.

This offering is not conditioned on completion of the Merger. If the Merger is not completed, none of the transactions described under “The Transactions”, other than this offering and the concurrent Units Offering, if completed, will occur and the other aspects of Genesee & Wyoming’s current capital structure will remain in place as described in the documents incorporated by reference herein. See “Risks Relating to Our Pending Acquisition of RailAmerica—The failure by us to complete the acquisition of RailAmerica could adversely affect our business and the market price of our common stock and could result in substantial termination costs”. If the concurrent Units Offering is completed but the Merger is not consummated, we may redeem all, but not less than all, of the outstanding purchase contracts by issuing a redemption notice during the five business day period following April 30, 2013. We will pay a redemption price to be determined based on the Class A Common Stock price at that time in cash or in shares of Class A Common Stock in accordance with the terms of the purchase contracts. If we elect to redeem the purchase contracts, we may be required by the holders thereof to repurchase the amortizing notes at the repurchase price set forth in the amortizing notes. See “Risks Relating to Our Pending Acquisition of RailAmerica— If we fail to consummate the Merger, we may redeem the purchase contracts for an amount of cash and/or a number of shares of our Class A Common Stock (depending on the price of our Class A Common Stock at the time of redemption).”

Genesee & Wyoming’s directors and executive officers have the ability to significantly influence the vote of its stockholders on significant corporate actions.

As of August 31, 2012, our directors and executive officers beneficially owned approximately 3.6% of the outstanding shares of the Class A Common Stock and approximately 65.1% of the outstanding shares of the Class B Common Stock, which has ten votes per share, representing approximately 22.8% of our voting power (or 21.3% following completion of this offering), including approximately 21.0% (or 19.6% following completion of this offering) of the voting power controlled by Mortimer B. Fuller III, our Chairman of the Board of Directors. As a result, even after Mr. Fuller’s sale of shares in this offering, Mr. Fuller and the other directors and executive officers will have the ability to significantly influence the vote of stockholders on important corporate actions requiring stockholder approval, including mergers, share exchanges or sales of all or substantially all of our assets. With this voting power, Mr. Fuller and the other directors and executive officers may also have the ability to delay or prevent a change in control.

We do not expect to pay dividends to holders of Class A Common Stock.

The Investment Agreement contains a prohibition on our payment of certain dividends on common stock, including cash dividends, for so long as the Series A-1 Preferred Stock is outstanding, and the agreement that will govern Genesee & Wyoming’s Senior Secured Credit Facilities will also contain restrictions on the payment of cash dividends. We do not intend to pay cash dividends on Class A Common Stock or Class B Common Stock for the foreseeable future and, other than payment of dividends on our Series A-1 Preferred Stock, we intend to retain earnings, if any, for the operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of the Board of Directors and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors.

Shares eligible for future sale could have adverse consequences for the market price of Class A Common Stock.

As of August 31, 2012, Genesee & Wyoming’s outstanding shares of Class B Common Stock were freely convertible on a one-for-one basis into 1,892,048 shares of Class A Common Stock and, if so converted, will be eligible for sale subject to the volume and other limitations of Rule 144. In addition, shares of our Class A Common Stock will be issuable upon settlement of the purchase contracts that are components of the Units offered in the Units Offering and the Series A-1 Preferred Stock issued to Carlyle. See “The Transactions—Investment Agreement”. Once so converted, Carlyle will have certain registration rights, including demand rights, pursuant to the terms of a registration rights agreement to be entered into upon consummation of the Merger. In addition, we make grants of awards under our incentive compensation plans which will impact the amount of Class A Common Stock available for future sale. Further, all outstanding RailAmerica restricted stock and restricted stock unit awards will be converted into corresponding restricted stock and restricted stock unit awards based on shares of the Company Class A Common Stock at a conversion rate based on the average trading price of Class A Common Stock during the ten days preceding the closing date of the Merger. We cannot predict the effect, if any, that the availability of shares of Class A Common Stock for future sales will have on the market price of Class A Common Stock prevailing from time to time. Sales of substantial amounts of Class A Common Stock, including shares issued upon the conversion of Class B Common Stock, the conversion of the Series A-1 Preferred Stock or equity incentive plans, or the perception that these sales could occur, could adversely affect prevailing market prices for Class A Common Stock.

Additional issuances of equity securities, including pursuant to conversion of the Units, if issued, and conversion of the Series A-1 Preferred Stock by us would dilute the ownership of existing stockholders and could reduce our earnings per share, and may cause the Class A Common Stock price to decline, which may negatively impact your investment.

We may issue equity securities in the future in connection with capital raisings, acquisitions, strategic transactions, settlement of the Units, if issued, or for other purposes. To the extent we issue substantial additional equity securities, the ownership of our existing stockholders would be diluted and our earnings per share could be reduced.

Issuances of substantial numbers of additional shares of Class A Common Stock, including in connection with future acquisitions, if any, or the perception that such issuances could occur, may cause prevailing market prices for Class A Common Stock to decline, which may negatively impact your investment. In addition, our Board of Directors is authorized to issue shares of preferred stock without any action on the part of our stockholders. Our Board of Directors also has the power, without stockholder approval, to set the terms of any such series of shares of preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our Class A Common Stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms.

Our certificate of incorporation, by-laws, debt agreements and continuity agreements with our executive officers as well as Delaware corporate law contain provisions that may discourage a takeover attempt.

Certain provisions of our certificate of incorporation and by-laws may have the effect of discouraging a third party from making an acquisition proposal and may inhibit a change in control under circumstances that could give the stockholders the opportunity to realize a premium over the then-prevailing market prices. Specifically, mergers and certain other corporate actions require the approval of two-thirds of the total votes represented by all Class A Common Stock and Class B Common Stock unless Genesee & Wyoming is the survivor of the merger or consolidation and no change of control has occurred as a result of the merger or consolidation. Our Board of Directors is divided into three classes, with the members of each class serving staggered three-year terms, and is expressly authorized to consider a variety of factors in determining our best interests. In addition, under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for an “interested stockholder,” generally a 15% stockholder, to effect certain business combinations with a corporation for a three-year period.

Certain of our debt instruments have, and may in the future have, change in control features that may accelerate the maturity of amounts due under such instruments. In addition, we have entered into and may in the future enter into continuity agreements with each of our executive officers. Our current agreements provide that upon termination of the officer’s employment without cause or for “good reason” in connection with or within two years after a defined change in control of Genesee & Wyoming, the officer will receive a cash amount equal to up to three times the sum of the officer’s base salary and target bonus. Certain of our executive officers with continuity agreements are entitled to either (1) a gross-up payment for any golden parachute excise tax payments if the parachute payments exceed 10% of the safe harbor limit, but if such parachute payments are less than 10% of the applicable safe harbor limit, the parachute payments will be reduced to the safe harbor limit, less one dollar, or (2) the greater of the after-tax parachute payment (including the payment by such executive officers of the golden parachute excise tax) or the after-tax safe harbor limit, less one dollar. In addition, certain employees who receive stock options and other equity-based awards under our equity compensation plans are entitled to have all unvested equity awards vest upon a defined change in control of Genesee & Wyoming.

The market price of Genesee & Wyoming’s Class A Common Stock may be volatile and you could lose all or part of your investment.

Volatility in the market price of the Class A Common Stock may prevent you from being able to sell your shares at or above the price you paid for your shares. During the period from January 1, 2011 to September 13, 2012, Genesee & Wyoming’s closing common stock price has fluctuated from a high of $67.92 per share to a low of $45.19 per share. The market price of the Class A Common Stock has fluctuated significantly in the recent past and could fluctuate significantly in the future for various reasons, which include:

•	actual or anticipated fluctuations in our quarterly or annual earnings or those of other companies in our industry;

•	strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;

•	changes in market valuations or operating performance of our competitors or companies similar to ours;

•	additions and departures of key personnel;

•

variance in our financial performance from the expectations of market analysts, including changes in earnings estimates or recommendations by research analysts who track the Class A Common Stock or the stocks of other companies in our industry;

•	changes in expectations as to our future financial performance, including financial estimates by research analysts and investors;

•	changes in accounting standards, policies, guidance, interpretations or principles applicable to our business;

•	general global macroeconomic conditions;

•	economic, financial, geopolitical, regulatory or judicial events that affect us or financial markets generally; and

•	risks enumerated elsewhere in this section, including relating to consummation of the Merger.

In addition, in recent years, the global equity markets have experienced substantial price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies including us and the companies in our industry. The price of Class A Common Stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce the stock price and your ability to sell your shares.

The concurrent Units Offering may give rise to volatility in the market price of our Class A Common Stock as a result of arbitrage activity.

We expect that many investors in, and potential purchasers of, the concurrent Units Offering will employ, or seek to employ, an arbitrage strategy with respect to the Units. Investors that employ an arbitrage strategy with respect to equity linked instruments typically implement that strategy by selling short the common stock underlying the equity linked instruments and dynamically adjusting their short position while they hold such instruments. Investors may also implement this strategy by entering into swaps on our Class A Common Stock in lieu of or in addition to short selling the Class A Common Stock. Arbitrage activity undertaken with respect to the concurrent Units Offering could cause the market price of our Class A Common Stock to fluctuate or decline, materially reduce our stock price and your ability to sell your shares and increase the volatility in our stock price.

Non-U.S. holders who own or owned more than a certain ownership threshold may be subject to United States federal income tax on gain realized on the disposition of the shares of Class A Common Stock.

It is possible that we are a United States real property holding corporation currently or will become one in the future for United States federal income tax purposes. If we are or become a United States real property holding corporation, so long as Class A Common Stock continues to be regularly traded on an established securities market, only a non-U.S. holder (as defined in “Certain United States Federal Income and Estate Tax Consequences to Non-U.S. Holders”) who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of Class A Common Stock will be subject to United States federal income tax on the disposition of Class A Common Stock. Non-U.S. holders should consult their own tax advisors concerning the consequences of disposing of shares of our Class A Common Stock.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 3,266,004 shares of Class A Common Stock we are offering will be approximately $200.9 million ($233.4 million if the underwriters exercise their option to purchase 525,000 additional shares in full) after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We intend to use the net proceeds of this offering and our concurrent Units Offering, together with borrowings under our Senior Secured Credit Facilities, the proceeds from the issuance to Carlyle of the Series A-1 Preferred Stock and cash on hand, to fund the Transactions and to pay related fees and expenses (however, the Existing Indebtedness will be redeemed or repaid in full solely will borrowings under our new Senior Secured Credit Facilities and not with the proceeds of this offering or the concurrent Units Offering).

We will not receive any proceeds from the sale of shares by the selling stockholder, who is the Chairman of our Board of Directors.

This offering is not conditioned on completion of the Merger. If the Merger is not completed, we intend to use the proceeds from this offering and the concurrent Units Offering, if completed, for general corporate purposes, including strategic investments and acquisitions. If the concurrent Units Offering is completed but the Merger is not consummated, we may redeem all, but not less than all, of the outstanding purchase contracts by issuing a redemption notice during the five business day period following April 30, 2013. We will pay a redemption price to be determined based on the Class A Common Stock price at that time in cash or in shares of Class A Common Stock in accordance with the terms of the purchase contracts. If we elect to redeem the purchase contracts, we may be required by the holders thereof to repurchase the amortizing notes at the repurchase price set forth in the amortizing notes. See “Risk Factors—Risks Relating to Our Pending Acquisition of RailAmerica—There can be no assurance that the Merger will be completed”.

See “Prospectus Supplement Summary—Source and Uses” for a table outlining the sources and uses of funds for the Transactions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2012:

•	on an actual basis;

•	on an as adjusted basis, after giving effect to the issuance and sale of Class A Common Stock offered hereby (but not the use of proceeds therefrom); and

•	on an as further adjusted basis to give effect to the Transactions and the application of the estimated proceeds from this offering and the Financing Transactions.

You should read the information in this table together with our consolidated financial statements and the related notes and the information contained in the documents incorporated by reference in this prospectus supplement. See “Unaudited Pro Forma Condensed Combined Financial Information”.

	As of June 30, 2012
	Actual	As Adjusted for this Offering(1)	As Further Adjusted for this Offering and the Transactions(1)
	(unaudited) (in thousands)
Cash and cash equivalents	$50,219	$251,166	$101,206

Debt:
GWI Existing Credit Facilities(2)	$495,028	$495,028	$—
Existing Australian Loan(3)	2,078	2,078	2,078
New Senior Secured Credit Facilities(4)	—	—	1,986,284
5.36% Series 2005-B Senior Notes due 2015(5)	100,000	100,000	—
Floating Rate Series 2005-C Senior Notes due 2012(6)	25,000	25,000	—
Senior Amortizing Notes that are Components of Units Offered Concurrently(7)	—	—	28,205
Other Debt(8)	5,844	5,844	7,841

Total Debt	627,950	627,950	2,024,408
Series A-1 Preferred Stock(9)	—	—	349,500
Equity:
Class A Common Stock, $.01 par value, one vote per share; 180,000,000 shares authorized 53,212,117 shares issued, actual (including 12,489,086 shares held in treasury) and 56,698,121 shares issued as adjusted and as further adjusted (including 12,489,086 shares held in treasury)(10)	532	567	567
Class B Common Stock, $.01 par value, ten votes per share; 30,000,000 shares authorized; 2,112,048 shares issued and outstanding, actual and 1,892,048 shares issued as adjusted and as further adjusted(10)	21	19	19
Additional Paid-In Capital(11)	403,767	604,681	773,228
Retained Earnings	800,273	800,273	757,093
Accumulated Other Comprehensive Income	39,026	39,026	39,026
Treasury Stock, at Cost	(206,714)	(206,714)	(206,714)

Total Genesee & Wyoming Stockholders’ Equity	1,036,905	1,237,852	1,363,219
Noncontrolling Interest(12)	—	—	7,473

Total Equity	$1,036,905	$1,237,852	$1,370,692

Total Capitalization	$1,664,855	$1,865,802	$3,744,600

(1)	We estimate that the net proceeds to us from the sale of the 3,266,004 shares of Class A Common Stock we are offering will be approximately $200.9 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their option to purchase 525,000 additional shares from the Company in full, we estimate the net proceeds to us will be approximately $233.4 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We estimate that the net proceeds to us from the sale of the Units we are offering in the concurrent Units Offering will be approximately $192.5 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their option to purchase 300,000 additional Units in full, we estimate the net proceeds to us will be approximately $221.6 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. If the Merger is not completed, we intend to use the proceeds from this offering and the concurrent Units offering, if completed, for general corporate purposes, including strategic investments and acquisitions.
(2)	Assumes repayment of $495.0 million principal amount outstanding under the GWI Existing Credit Facilities (at June 30, 2012 exchange rates) plus accrued and unpaid interest of $0.2 million at June 30, 2012.
(3)	Represents the $50.0 million Existing Australian Loan, which was assumed as part of our acquisition of FreightLink, Asia Pacific Transport Pty Ltd and related corporate entities in 2010 and matures in 2054. As of June 30, 2012, the carrying value of the loan was Australian $2.0 million ($2.1 million at the June 30, 2012 exchange rate) with an effective interest rate of 8.0%.
(4)	We expect that the Senior Secured Credit Facilities will consist of $2.3 billion in senior secured credit facilities, comprised of (a) the Term A Facility of $1,875.0 million maturing in 2017 and (b) the Revolving Facility of up to $425.0 million maturing in 2017. At the closing of the Merger (assuming it were to close on June 30, 2012), we expect to borrow the full amount of the Term A Facility as well as $111.3 million under the Revolving Facility to partially fund the Merger (pursuant to the terms of the Debt Commitment Letter, borrowings under the Revolving Facility on the closing date of the Merger may not exceed $150.0 million). The actual amount borrowed may differ as a result of normal fluctuations in our funding needs for general corporate purposes between June 30, 2012 and the actual closing date of the Merger. For a further description of the Senior Secured Credit Facilities see “The Transactions—The Financing Transactions—Senior Secured Credit Facilities”.
(5)	Assumes all of the Company’s $100.0 million aggregate principal amount of Existing Notes are redeemed at a price equal to 100% of the principal amount redeemed plus an applicable “make-whole” premium (assumed to be $13.5 million for purposes of this table) and accrued and unpaid interest of $2.3 million at June 30, 2012.
(6)	Represents the payment of the outstanding $25.0 million aggregate principal amount of the Company’s Series C senior notes at maturity on July 26, 2012, which were substantially replaced with borrowings under the GWI Existing Facilities. As discussed in note (2), we expect the GWI Existing Credit Facilities will be fully repaid with the borrowing under the Senior Secured Credit Facilities.
(7)	Each Unit will include an amortizing note, as described in “The Transactions—The Financing Transactions.” Approximately 14.1% of the stated amount of the Units will be represented by the amortizing notes.
(8)	The As Further Adjusted for this Offering and the Transactions amount includes preexisting indebtedness of RailAmerica assumed in the Merger.
(9)	We have $800.0 million of committed financing from Carlyle for the Series A-1 Preferred Stock of which we have agreed to take a minimum of $350.0 million with an option to fund up to an additional $450.0 million. The Series A-1 Preferred Stock we contemplate issuing in connection with the Merger requires mark-to-market accounting. Due to mark-to-market accounting, we could experience significant non-cash gains or losses from July 23, 2012 (the date of the Investment Agreement) up until the actual date of issuance. For a further description of the Investment Agreement, the Series A-1 Preferred Stock and the mark-to-market accounting, see “The Transactions—The Financing Transactions—Investment Agreement” and “Unaudited Pro Forma Condensed Combined Financial Information”.

(10)	These amounts do not include shares of our Class A Common Stock subject to outstanding stock options or shares of Class A Common Stock issuable in connection with:
•	the conversion of our outstanding Class B Common Stock;
•	the settlement of the purchase contracts that are a component of the Units offered in the Units Offering;
•	unvested restricted stock units;
•	deferred stock units;
•	future grants under our director and employee stock plans;
•	the conversion of the Series A-1 Preferred Stock; and
•

the conversion of RailAmerica’s outstanding restricted stock and restricted stock unit awards, which awards will be converted, based on the average trading price of Genesee & Wyoming’s Class A Common Stock during the ten days preceding the closing date of the Merger, into corresponding restricted stock and restricted stock unit awards based on shares of Genesee & Wyoming’s Class A Common Stock, as described under “The Transactions—RailAmerica Equity Plans”.

Amounts include the August 31, 2012 conversion of Class B Common Stock, $0.01 par value, into 220,000 shares of Class A Common Stock, $0.01 par value, for sale in this offering by the selling stockholder.

See “Prospectus Supplement Summary—The Offering”.

(11)	Each Unit will include a purchase contract, as described in “The Transactions—The Financing Transactions.” We will account for the purchase contracts that are components of the Units as equity and will record the initial fair value of these purchase contracts, net of the underwriting discounts and commissions and estimated offering expenses allocated to the purchase contracts, as additional paid-in capital. The exact amount we record as additional paid-in capital will not be determined until our determination of the final offering expenses. See note (7) above. Approximately 85.9% of the stated amount of the Units will be represented by the purchase contracts. If the concurrent Units Offering is completed but the Merger is not consummated, we may redeem all, but not less than all, of the outstanding purchase contracts by issuing a redemption notice during the five business day period following April 30, 2013. We will pay a redemption amount to be determined based on the Class A Common Stock price at that time in cash and/or in shares of Class A Common Stock in accordance with the terms of the purchase contracts. If we elect to redeem the purchase contracts, we may be required by the holders thereof to repurchase the amortizing notes at the repurchase price for the amortizing notes.
(12)	On April 9, 2012, RailAmerica acquired a 70% controlling interest in the Wellsboro and Corning Railroad (“WCOR”) and TransRail North America (“TNA”) from the Myles Group for approximately $18.0 million. The Myles Group currently owns the remaining 30% of WCOR and TNA.

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A Common Stock is traded publicly on the New York Stock Exchange under the symbol “GWR”. The following table presents quarterly information on the price range of our Class A Common Stock. This information indicates the high and low closing sales prices for each recent fiscal quarter reported by the New York Stock Exchange.

	High	Low
Fiscal year ended December 31, 2010
First quarter	$34.59	$28.93
Second quarter	$41.05	$32.73
Third quarter	$44.05	$36.46
Fourth quarter	$53.05	$41.96
Fiscal year ended December 31, 2011
First quarter	$58.45	$50.80
Second quarter	$61.98	$53.86
Third quarter	$60.43	$45.19
Fourth quarter	$61.81	$45.47
Fiscal year ending December 31, 2012
First quarter	$66.09	$54.56
Second quarter	$58.15	$48.08
Third quarter (through September 13, 2012)	$67.92	$52.27

On September 13, 2012, the last reported sale price of our Class A Common Stock was $64.81 per share. As of September 7, 2012, there were 186 Class A Common Stock record holders and 16 Class B Common Stock record holders. There is no established trading market for our Class B Common Stock and in order to trade Class B Common Stock, the shares must be converted into Class A Common Stock on a one-for-one basis.

DIVIDEND POLICY

We did not pay cash dividends on our Class A Common Stock or Class B Common Stock in 2010, 2011 or during the first six months of 2012. We do not intend to pay cash dividends on our Class A Common Stock or Class B Common Stock for the foreseeable future and intend to retain earnings, if any, for the operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. The Investment Agreement contains a prohibition on our payment of certain dividends on our common stock, including cash dividends, for so long as the Series A-1 Preferred Stock is outstanding. Our existing credit agreement and the credit agreement that will govern our Senior Secured Credit Facilities will also contain restrictions on the payment of cash dividends. For more information on our contractual restrictions to pay dividends, see “The Transactions—The Financing Transactions”.

THE TRANSACTIONS

The following is a description of the Merger Agreement, the Financing Transactions and related documents. Copies of the Merger Agreement, Investment Agreement and Debt Commitment Letter are included as exhibits to our Current Report on Form 8-K filed with the SEC on July 23, 2012, which is incorporated by reference into this prospectus supplement. The following description of the Merger and the transactions contemplated thereby does not purport to be a complete description and is qualified in its entirety by reference to such exhibits. If the Merger is not consummated, our existing credit facility will remain in place and our 5.36% Series 2005-B Senior Notes due 2015 will remain outstanding. For a description of our existing credit facility and senior notes and other indebtedness that will remain outstanding whether or not the Merger is consummated, see Genesee & Wyoming’s Annual Report on Form 10-K for the year ended December 31, 2011 and the consolidated financial statements of Genesee & Wyoming and the related notes incorporated by reference into this prospectus supplement.

Overview

On July 23, 2012, Genesee & Wyoming and RailAmerica jointly announced their entry into an agreement under which we will acquire RailAmerica for a cash purchase price of $27.50 per share, or approximately $1.4 billion based on a 49.9 million outstanding common stock share count (which does not include shares represented by RailAmerica’s unvested restricted stock awards, which will be converted into corresponding restricted stock awards based on shares of Genesee & Wyoming’s Class A Common Stock). See “—RailAmerica Equity Plans”. The following transactions are expected to occur in connection with the Merger:

•	the Class A Common Stock will be offered hereby;

•	the Units will be offered in the concurrent Units Offering;

•	the Series A-1 Preferred Stock will be issued to Carlyle;

•	Genesee & Wyoming will enter into the Senior Secured Credit Facilities; and

•	the Existing Indebtedness will be redeemed or repaid.

The net proceeds from the issuance of the Series A-1 Preferred Stock, the Units Offering and this offering and the borrowings under the Senior Secured Credit Facilities will be used to (a) fund the cash consideration payable pursuant to the Merger Agreement, (b) repay or redeem the Existing Indebtedness, including any accrued and unpaid interest and premiums, and (c) pay related transaction fees and expenses. See “Use of Proceeds”.

This offering is not conditioned upon completion of the Merger or STB approval to control RailAmerica. If the Merger is not completed, none of the transactions described below will occur, our current capital structure will remain in place as described in the documents incorporated by reference herein and we will use the net proceeds from this offering and the concurrent Units Offering, if completed, as described under “Use of Proceeds”. If the concurrent Units Offering is completed but the Merger is not consummated, we may redeem all, but not less than all, of the outstanding purchase contracts by issuing a redemption notice during the five business day period following April 30, 2013. We will pay a redemption price to be determined based on the Class A Common Stock price at that time in cash or in shares of Class A Common Stock in accordance with the terms of the purchase contracts. If we elect to redeem the purchase contracts, we may be required by the holders thereof to repurchase the amortizing notes at the repurchase price set forth in the amortizing notes. See “Risk Factors—Risks Relating to Our Pending Acquisition of RailAmerica”.

Merger Agreement

On July 23, 2012, Genesee & Wyoming, Merger Sub and RailAmerica entered into the Merger Agreement, providing for the merger of Merger Sub with and into RailAmerica, with RailAmerica surviving the Merger as a wholly owned subsidiary of Genesee & Wyoming. At the effective time of the Merger, each share of RailAmerica’s common stock issued and outstanding immediately prior to the effective time (other than shares

(i) owned by Genesee & Wyoming or Merger Sub or any other subsidiary of Genesee & Wyoming, (ii) held in the treasury of RailAmerica, (iii) owned by stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law or (iv) owned by any wholly owned subsidiary of RailAmerica) will be automatically cancelled and converted into the right to receive $27.50 in cash, without interest. Shares issuable under outstanding RailAmerica restricted stock and restricted stock unit awards will be converted into corresponding restricted stock and restricted stock unit awards based on shares of Genesee & Wyoming’s Class A Common Stock. See “—RailAmerica Equity Plans.”

Consummation of the Merger is subject to customary conditions, including without limitation (i) an information statement shall have been sent to stockholders of RailAmerica at least 20 calendar days prior to the closing date, which condition will be satisfied on September 20, 2012 in light of the August 31, 2012 mailing of the information statement to such stockholders, (ii) the absence of any law restraining, enjoining or prohibiting the Merger and (iii) the absence of any action or proceeding by any governmental entity challenging, materially delaying or otherwise restraining or prohibiting the Merger or seeking to obtain material damages with respect to the Merger. Moreover, each party’s obligation to consummate the Merger is subject to certain other conditions, including without limitation (x) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers) and (y) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary materiality qualifiers, including the occurrence of a material adverse effect).

Genesee & Wyoming was not required to make a filing under the HSR Act in connection with the Merger. On August 6, 2012, in connection with its contemplated investment pursuant to the Investment Agreement, Carlyle and Genesee & Wyoming filed the required notification and report form under the HSR Act and early termination of the waiting period under the HSR Act was received on August 22, 2012.

The Merger Agreement contains certain termination rights for RailAmerica and Genesee & Wyoming. The Merger Agreement also provides that Genesee & Wyoming will be required to pay RailAmerica a reverse termination fee of $135.0 million under certain circumstances specified in the Merger Agreement.

Stockholder Approval

Following the execution of the Merger Agreement, RR Acquisition Holding LLC (the “Stockholder”), the holder of a majority of the issued and outstanding shares of RailAmerica common stock, executed and RailAmerica delivered to Genesee & Wyoming a written consent adopting the Merger Agreement (the “Written Consent”). As a result of the execution and delivery of the Written Consent, the approval by the holders of at least a majority of the outstanding shares of RailAmerica’s common stock entitled to vote on the Merger (“Company Stockholder Approval”) has been obtained, and no further action by RailAmerica’s stockholders in connection with the Merger is required.

STB Approval and Voting Trust

We sought STB consent to close the transaction into a sole voting trust, which will be managed by a voting trustee until we are granted approval from the STB to control the RailAmerica railroads. Our notice of exemption filed with the STB to close the Merger into a sole voting trust became effective on September 5, 2012, and we expect to close the Merger into a sole voting trust on or about October 1, 2012 while we await formal STB approval of our application to control RailAmerica’s railroads. We expect the STB’s formal control decision will be received as early as the fourth quarter of 2012 or as late as the first quarter of 2013. Upon formal STB approval, we would be able to integrate RailAmerica. However, there can be no assurance that formal approval will be obtained or that there will not be conditions associated with any such approval.

The STB may not permit the integration of the RailAmerica business or may impose significant restrictions or conditions on such integration, including conditions associated with our service, the rates we charge or divestiture of certain of our assets. Any delay in the integration of RailAmerica from the failure to obtain such approvals could delay or diminish the anticipated benefits of the acquisition or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the proposed acquisition. See “Risk Factors—Risks Relating to Our Pending Acquisition of RailAmerica—The proposed acquisition of RailAmerica is subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on us or could delay or prevent the completion of the acquisition.”

Shareholder Litigation

In connection with the Merger Agreement, five putative stockholder class action lawsuits have been filed in state courts located in Florida and Delaware. On July 26, 2012, John Langan v. RailAmerica Inc., et al. was filed in the Circuit Court of the Fourth Judicial Circuit for Duval County, Florida, Civil Division, against RailAmerica, the RailAmerica directors, Genesee & Wyoming and Merger Sub. The complaint alleges, among other things, that the RailAmerica directors breached their fiduciary duties in connection with their decision to sell RailAmerica to Genesee & Wyoming via an allegedly flawed process and failed to obtain the best financial and other terms. The complaint also alleges that RailAmerica, Genesee & Wyoming and Merger Sub aided and abetted those alleged breaches of duty. The complaint requests, among other relief, an order to enjoin consummation of the Merger, rescission of the Merger Agreement, and attorneys’ fees. On July 31, 2012, Nicolas Sambuco v. RailAmerica Inc., et al. was filed in the same court, names the same defendants and alleges substantially similar claims. Also on July 31, 2012, plaintiffs in the Florida actions filed a motion to consolidate the two Florida actions, appoint plaintiffs Langan and Sambuco as lead plaintiffs and appoint lead counsel in the proposed consolidated action. Plaintiffs in the Florida actions also filed an emergency motion for expedited proceedings on August 7, 2012 and filed an amended complaint on August 8, 2012, which included allegations that the information statement filed by RailAmerica on August 3, 2012, omits material information about the proposed Merger. On August 17, 2012, the parties in the Florida actions submitted a stipulation for expedited proceedings, which the Florida Circuit Court ordered on August 20, 2012.

On August 2, 2012, Brian T. Ford v. RailAmerica, Inc., et al. was filed in the Court of Chancery of the State of Delaware. The Ford complaint names the same defendants and alleges substantially similar claims as the Florida actions. The Ford complaint seeks an order to enjoin consummation of the Merger, attorney’s fees and damages. On August 7, 2012, two more actions were filed in Delaware Chancery Court, KBC Asset Management N.V. v. RailAmerica, Inc. et al. and Pesochinsky v. RailAmerica, Inc., et al. Both of these actions name the same defendants and allege substantially similar claims as the Florida actions. Both actions also request an order to enjoin consummation of the Merger, and attorney’s fees but, unlike the Ford complaint, do not seek damages. On August 13, 2012, plaintiff in Ford filed an amended complaint. In addition to the allegations asserted in the initial Ford complaint, the amended Ford complaint alleges that the information statement filed by RailAmerica on August 3, 2012 omits material information about the proposed Merger.

On August 27, 2012, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the parties to the Florida actions entered into a Memorandum of Understanding setting forth an agreement in principle to settle all related claims. The settlement is subject to, among other things, the execution of a stipulation of settlement and final approval by the Florida Circuit Court, as well as the Merger becoming effective under applicable law.

See “Risk Factors Relating to our Pending Acquisition of RailAmerica—Litigation and uncertainties associated with the Merger may have a material adverse effect on our ability to complete the acquisition”.

RailAmerica Equity Plans

RailAmerica’s 2008 Omnibus Stock Incentive Plan and 2009 Omnibus Stock Incentive Plan will not continue after the closing of the Merger. All outstanding RailAmerica restricted stock and restricted stock unit awards will be converted into corresponding restricted stock and restricted stock unit awards based on shares of Genesee & Wyoming’s Class A Common Stock issued under Genesee & Wyoming’s Second Amended and Restated 2004 Omnibus Incentive Plan, at a conversion rate based on the average trading price of Genesee & Wyoming’s Class A Common Stock during the ten days preceding the closing date of the Merger.

The Financing Transactions

Senior Secured Credit Facilities

Overview: Concurrently and in connection with Genesee & Wyoming entering into the Merger Agreement, Genesee & Wyoming entered into the Debt Commitment Letter, which was subsequently amended and restated on August 9, 2012 and further amended on September 10, 2012, with Bank of America and Merrill Lynch pursuant to which, subject to the conditions set forth therein, Bank of America, JPMCB and Citi have committed to provide to Genesee & Wyoming up to $2.3 billion in senior secured credit facilities, comprised of (i) a term-A loan facility of $875.0 million (the “Committed Term A Facility”), (ii) a term-B loan facility of $1.0 billion (the “Committed Term B Facility” and, together with the Committed Term A Facility, the “Committed Term Loan Facilities”) and (iii) a revolving credit facility of up to $425.0 million (the “Committed Revolving Facility”). Following the completion of the syndication of the Term A facility, at the closing of the Merger, Genesee & Wyoming expects to have $2.3 billion in senior secured credit facilities, comprised of (i) a term-A loan facility of $1,875.0 million (the “Term A Facility” or the “Term Loan Facility”) and (ii) a revolving credit facility of up to $425.0 million (the “Revolving Facility” and, together with the Term A Facility, the “Senior Secured Credit Facilities”). The proceeds of the Senior Secured Credit Facilities will be used to partially finance the Merger Consideration and related transactions as described above under “Use of Proceeds” and to finance the ongoing working capital and other general corporate purposes of Genesee & Wyoming after consummation of the Merger. However, until the time of such closing, the Term Loan Facility will not be finalized and the expected Term Loan Facility may not be funded. If the Term Loan Facility is not funded and the Committed Term Loan Facilities, including the Committed Term B Facility as described above, are funded, interest associated with such Committed Term Facilities will be higher than that associated with the Term Loan Facility. The Term Loan Facility and the Revolving Facility will contain subfacilities that allow certain foreign subsidiaries of Genesee & Wyoming to borrow funds in amounts not to exceed (x) in the case of the Term A Facility, $220.0 million and $100.0 million with respect to the applicable Australian and Canadian borrowing subsidiaries, respectively, and (y) in the case of the Revolving Facility, $200.0 million, $75.0 million and $25.0 million with respect to the applicable Australian, Canadian and European borrowing subsidiaries, respectively.

Interest Rate and Fees: Borrowings under the Senior Secured Credit Facilities will bear interest at a rate equal to, at our option, either a base rate or a LIBOR rate, determined as follows:

•

a base rate determined by reference, (i) in the case of domestic borrowings, to the highest of (x) the rate of interest publicly announced by Bank of America as its prime rate in effect at its principal office in New York City, (y) the federal funds effective rate from time to time plus 0.50% and (z) a LIBOR Rate determined by reference to the cost of funds for U.S. dollar deposits in the London Interbank Market for an interest period of one month plus 1.00%, (ii) in the case of Australian borrowings, to a fluctuating rate per annum equal to the RBC cash rate displayed at or about 10:30 a.m. (Sydney time) on such applicable date of determination on Reuters screen RBA27 page plus 3.00%, (iii) in the case of Canadian borrowings, to the greater of (x) the rate of interest per annum announced by Bank of America – Canada Branch from time to time as its prime rate in effect for Canadian dollar commercial loans in Canada at its principal office in Toronto, Ontario and (y) the 30-day simple average of the annual rates applicable to Canadian Dollar bankers’ acceptances displayed and identified as such on the display referred to as the “CDOR Page” (or any display substituted therefor) of Reuter Monitor Money Rates Service as of approximately 10:00 a.m. (Toronto time) on such day (or, if such day is not a business day, as of 10:00 a.m. (Toronto time) on the immediately preceding business day), provided that if such rates do not appear on the CDOR Page at such time on such date, the rate for such date will be the annual discount rate (rounded upward to the nearest whole basis point) as of 10:00 a.m. (Toronto time) on such day at which the Canadian agent is offering to purchase Canadian Dollar bankers’ acceptances accepted by it having such specified term (or a term as closely as possible comparable to such specified term) plus 0.50% per annum or (iv) with respect to Euro borrowings, the rate of interest per annum equal to the higher of (x) the rate of interest per annum at which overnight deposits in Euro, in an amount approximately equal to the amount with respect to which such rate is being determined, would be offered for such day by Bank of America—London Branch to major banks in the local market or other applicable offshore interbank market, and (y) the cost of funds to Bank of America—London Branch with respect to such amount for such day, expressed as a rate of interest per annum; or

•

with respect to any Eurodollar borrowing, a LIBOR rate, determined by reference to the cost of funds for U.S. dollar deposits in the London Interbank Market for the interest period equal to one, two, three or six months (as selected by us), in each case plus an applicable margin; provided that in the case of borrowings under the Term B Facility (if there is a Term B Facility), the LIBOR rate will be deemed to be not less than 1.00% per annum and the base rate will be deemed to be not less than 100 basis points higher than one-month LIBOR.

The applicable margin for borrowings under the Term A Facility and the Revolving Facility will initially be 1.50% with respect to base rate borrowings and 2.50% with respect to Eurodollar borrowings. Following the first fiscal quarter after the completion of the Merger, the applicable margin will range from 0.50% to 1.75% with respect to base rate borrowings and from 1.50% to 2.75% with respect to Eurodollar borrowings, depending on our total leverage ratio. The applicable margin for borrowings under the Term B Facility (if applicable) will be 2.75% with respect to base rate borrowings and 3.75% with respect to Eurodollar borrowings. We currently expect to enter into interest rate swaps to address the floating rate interest payments under the Senior Secured Credit Facilities.

In addition to paying interest on outstanding principal under the Senior Secured Credit Facilities, we will be required to pay a commitment fee in respect of the unutilized portion of the commitments under the Revolving Facility. On the Closing Date, the commitment fee will be 0.50% per annum. Following the first fiscal quarter after the completion of the Merger, the commitment fee will range from 0.50% per annum to 0.25% per annum, depending on our total leverage ratio. We will also pay customary letter of credit and agency fees.

Mandatory Prepayments: The Term A Facility will amortize in equal quarterly installments in annual amounts equal to 5%, 5%, 10%, 15% and 15% of the original aggregate principal amount of the Term A Facility in years one through five, respectively, with the balance payable at final maturity. The Committed Term A Facility will amortize in equal quarterly installments in annual amounts equal to 5%, 5%, 10%, 15% and 15% of the original aggregate principal amount of the Committed Term A Facility in years one through five, respectively, with the balance payable at final maturity. The Term B Facility (if applicable) will be subject to quarterly amortization of principal equal to 0.25% of the original aggregate principal amount of the Term B Facility, with the balance payable at final maturity. In addition to the amortization, we will be required to prepay outstanding loans under the Senior Secured Credit Facilities from time to time with (a) the net cash proceeds from certain sales and other dispositions, (b) the net cash proceeds from certain issuances or incurrences of additional debt, (c) beginning with the fiscal year of Genesee & Wyoming ending December 31, 2013, 50% of excess cash flow with a step down to 0% if total leverage is less than a 3.50 to 1.00 and (d) all dividends and other distributions that Genesee & Wyoming or any of its subsidiaries receives from the voting trust. With respect to the Revolving Facility, if at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Revolving Facility exceeds the commitment amount, we will be required to repay outstanding loans and replace or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. In certain circumstances, we will be required to cash collateralize any defaulting lender’s percentage of existing letters of credit and/or repay outstanding swingline loans.

Voluntary Prepayments: We may voluntarily prepay outstanding loans under the Senior Secured Credit Facilities at any time without premium or penalty, other than customary “breakage” costs with respect to a prepayment of Eurodollar borrowings prior to the last day of the relevant interest period, and, only in the case of the Revolving Credit Facility, reborrow loans under the Senior Secured Credit Facilities subject to certain conditions, except that for any voluntary prepayments or repricings of loans under the Term B Facility in connection with any repricing transactions within one year of the closing date of the Senior Secured Credit

Facilities, such voluntary prepayments shall be required to be accompanied by a premium equal to 1.00% of the amount of such loans that are repaid or repriced. We may also voluntarily reduce the unutilized portion of the Revolving Facility commitment amount at any time without premium or penalty.

Final Maturity: The principal amount of the loans outstanding under the Term A Loan Facility and the Revolving Facility, together with accrued and unpaid interest thereon, will be due and payable in full, and the commitments under the Revolving Facility will terminate, five years from the closing date of the Senior Secured Credit Facilities. The principal amount of the loans outstanding under the Term B Loan Facility, together with accrued and unpaid interest thereon, will be due and payable in full seven years from the closing date of the Senior Secured Facilities.

Guarantees and Security: Obligations under the Senior Secured Credit Facilities will be unconditionally guaranteed by Genesee & Wyoming and its existing and future domestic subsidiaries, in the case of borrowings by domestic entities, and by certain of its foreign subsidiaries, in the case of borrowings by foreign entities, subject, in each case, to certain exceptions, limitations and exclusions. All obligations under the Senior Secured Credit Facilities, and the guarantees of those obligations, will be secured, in each case subject to certain exceptions, limitations and exclusions, by substantially all of our owned assets, including stock pledges, and assets, including stock pledges, of the subsidiary guarantors.

Certain Covenants and Events of Default: The Senior Secured Credit Facilities will contain a number of covenants that, among other things, will restrict our ability and the ability of the guarantors, subject to certain exceptions, to:

•	incur additional indebtedness;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or indebtedness;

•	make investments, loans, advances and acquisitions;

•	engage in certain transactions with affiliates;

•	sell assets, including capital stock of any of our subsidiaries;

•	consolidate or merge;

•	create liens;

•	enter into sale leaseback transactions;

•	change the business conducted by us and the guarantors;

•	change our fiscal year;

•	enter into certain agreements containing negative pledges and upstream limitations; and

•	modify certain voting trust documents and grant voting trust consents.

The foregoing restrictions are subject to a number of limitations and exceptions.

The Senior Secured Credit Facilities will contain certain customary affirmative covenants and events of default, including a change of control default. Under the Senior Secured Credit Facilities, there will also be an event of default if we exceed a specified maximum total leverage ratio or fail to maintain a specified minimum interest coverage ratio.

Terms Subject to Change: The terms described above are subject to change. The availability of the Senior Secured Credit Facilities is subject to a number of conditions, including the consummation of the Merger and the receipt of certain equity proceeds. To the extent that any of these conditions are not satisfied, the Senior Secured Credit Facilities may not be available on the terms described herein or at all.

Concurrent Tangible Equity Units Offering

Concurrently with this offering, pursuant to a separate prospectus supplement, we are offering 2,000,000 5.00% tangible equity units (or 2,300,000 5.00% tangible equity units if the underwriters exercise their option with respect to such offering to purchase additional tangible equity units in full), each with a stated amount of $100, in an underwritten public offering. We estimate that the net proceeds of the Units Offering, after deducting the underwriting discount and estimated offering expenses will be approximately $192.5 million (or approximately $221.6 million if the underwriters exercise their option with respect to such offering in full), although there can be no assurance that the Units Offering will be completed. The Units are being offered by means of a separate prospectus supplement and not by means of this prospectus supplement. The completion of this offering is not contingent on the completion of the Units Offering and the Units Offering is not contingent on the completion of this offering. This offering is not conditioned on completion of the Merger. If the Merger is not completed, we intend to use the net proceeds from this offering and the concurrent Units Offering, if completed, for general corporate purposes, including strategic investments and acquisitions. If the concurrent Units Offering is completed but the Merger is not consummated, we may redeem all, but not less than all, of the outstanding purchase contracts by issuing a redemption notice during the five business day period following April 30, 2013. We will pay a redemption price to be determined based on the Class A Common Stock price at that time in cash or in shares of Class A Common Stock in accordance with the terms of the purchase contracts. If we elect to redeem the purchase contracts, we may be required by the holders thereof to repurchase the amortizing notes at the repurchase price set forth in the amortizing notes.

Redemption of Existing Notes and Termination of Existing Credit Facility

In connection with the Merger, we expect to redeem or repay certain indebtedness, including:

•	the GWI Existing Credit Facilities;

•	the RailAmerica Credit Facilities; and

•	the Existing Notes.

Genesee & Wyoming expects that the Existing Australian Loan and certain other limited third party borrowings will remain outstanding following the completion of the Merger.

For descriptions of the indebtedness being repaid or redeemed and the Existing Australian Loan, see Genesee & Wyoming’s Annual Report on Form 10-K for the year ended December 31, 2011 and the consolidated financial statements of Genesee & Wyoming and the related notes incorporated by reference into this prospectus supplement, and RailAmerica’s Annual Report on Form 10-K for the year ended December 31, 2011 and the consolidated financial statements of RailAmerica and the related notes incorporated by reference into this prospectus supplement.

Investment Agreement

On July 23, 2012, Genesee & Wyoming entered into an investment agreement with Carlyle in order, among other things, to partially finance the Merger Consideration and related transactions as described above under “Use of Proceeds”. Pursuant to the Investment Agreement, which was amended on September 10, 2012, Carlyle has agreed that, upon notice by Genesee & Wyoming, it will purchase from Genesee & Wyoming no more than 800,000 shares of the Series A-1 Preferred Stock and no less than 350,000 shares of Series A-1 Preferred Stock, at a purchase price of $1,000 per share of Series A-1 Preferred Stock. Pursuant to the Investment Agreement, Genesee & Wyoming has the sole discretion to sell any amounts to Carlyle in excess of the Minimum Purchase Requirement. If the issuance of such Series A-1 Preferred Stock would require the approval of a majority of votes cast under applicable New York Stock Exchange rules, Genesee & Wyoming shall decrease the number of Series A-1 Preferred Stock to be issued, and issue a substitute number of shares of the Series A-2 Preferred Stock instead. The Series A-2 Preferred Stock will have the same rights as the Series A-1 Preferred Stock, subject to certain exceptions noted below, including that such Series A-2 Preferred Stock will be non-voting and will not be convertible prior to receipt of the Requisite Stockholder Approval, at which time they will automatically convert into shares of Series A-1 Preferred Stock. The issuance of the Series A-1 Preferred Stock is conditioned upon the closing of the Merger and upon certain other customary closing conditions.

The Series A-1 Preferred Stock will rank on parity with Series A-2 Preferred Stock and senior to the shares of Genesee & Wyoming’s Class A Common Stock and shares of Genesee & Wyoming’s Class B Common Stock (together with the Class A Common Stock, the “Common Stock”) with respect to dividend rights and with respect to rights on liquidation, winding-up and dissolution. Holders of Series A-1 Preferred Stock will be entitled to cumulative dividends payable in cash at an annual rate of 5% per annum, as adjusted in accordance with the Series A-1 Preferred Certificate of Designation. The Series A-2 Preferred Stock, if any, will have the same dividend rights as the Series A-1 Preferred Stock, however if Genesee & Wyoming does not obtain the Requisite Stockholder Approval within (i) 180 days following the date of issue of the Series A-2 Preferred Stock, then the dividend rate shall become 10% per annum, (ii) 270 days following the date of issue of the Series A-2 Preferred Stock, then the dividend rate shall become 12.25% per annum, and (iii) 360 days following the date of issue of the Series A-2 Preferred Stock, then the dividend rate shall become 15% per annum until the Requisite Stockholder Approval has occurred at which point the dividend rate shall become 5% per annum.

Because the agreement to issue the Series A-1 Preferred Stock was executed in conjunction with the Merger announcement on July 23, 2012, for the period between July 23, 2012 and the closing of the Merger this instrument will be accounted for as a contingent forward sale contract. Accordingly, mark-to-market non-cash income or expense, with the cumulative effect represented as an asset or liability, in each case as the case may be, will be included in our consolidated financial results up until the actual date of issuance of the Series A-1 Preferred Stock. A change of $1.00 per share in the market price of our Class A Common Stock below or above the initial conversion rate of $58.49 per share is expected to represent non-cash income or expense of $6.0 million. Although no effect has been included in the pro forma balance sheets and statements of operations presented herein, based on the closing market price of our Class A Common Stock on September 7, 2012 of $65.41 per share, we would have recorded a non-cash expense and corresponding liability of $41.4 million as a result of the mark-to-market of this instrument. For additional information, see “Unaudited Pro Forma Condensed Combined Financial Information”.

Carlyle, as holder of Series A-1 Preferred Stock, will have the following voting rights: (1) Carlyle will be entitled to vote with the holders of the Class A Common Stock on an as-converted basis; and (2) so long as (A) 50% of the Series A-1 Preferred Stock and, if applicable, the Series A-2 Preferred Stock (as adjusted to reflect any stock split, combination, reclassification, recapitalization or similar transaction) purchased pursuant to the Investment Agreement is outstanding, or (B) the Series A-1 Preferred Stock represents at least 10% of the total number of shares of Class A Common Stock and Class B Common Stock outstanding on an as-converted basis, Carlyle can appoint and elect one director (or two directors if Carlyle’s actual investment amount under the Investment Agreement is $550 million or greater and Carlyle holds at least 66% of the Series A-1 Preferred Stock and, if applicable, the Series A-2 Preferred Stock purchased pursuant to the Investment Agreement) (each a “Carlyle Director”) and appoint one non-voting observer designated by Carlyle to the Genesee & Wyoming Board of Directors. The Series A-2 Preferred Stock, if issued, will have no voting rights except as required by law.

The Series A-1 Preferred Stock is convertible at the option of the holders at any time into the amount of shares of Class A Common Stock equal to (i) the quotient of (A) the sum of $1,000 per share of Series A-1 Preferred Stock, as adjusted for certain events with respect to the Series A-1 Preferred Stock and as further adjusted pursuant to the Investment Agreement from time to time (the “Liquidation Preference”), plus an amount equal to the accrued but unpaid dividends and distributions not previously added to the Liquidation Preference divided by (B) 1,000 multiplied by (ii) the Conversion Rate (as defined in the Series A-1 Preferred Certificate of Designation) in effect at the time of conversion. Assuming the Carlyle investment is consummated on or about October 1, 2012, the initial Conversion Rate will be $58.49 per share, and is subject to several anti-dilution and conversion adjustments. The Series A-1 Preferred Stock will mandatorily convert into the relevant number of shares of Class A Common Stock on the second anniversary of the date of issue of the Series A-1 Preferred Stock, subject to the satisfaction of certain conditions. Furthermore, Genesee & Wyoming has the option to convert some or all of the Series A-1 Preferred Stock prior to the second anniversary of the date of issue of the Series A-1 Preferred Stock if the Closing Price (as defined in the Series A-1 Preferred Certificate of Designation) of the Class A Common Stock exceeds 130% of the Conversion Price for 30 consecutive Trading Days (as defined in the Series A-1 Preferred Certificate of Designation), subject to the satisfaction of certain conditions. The Investment Agreement contains a prohibition on our payment of certain dividends on our common stock, including cash dividends, for so long as the Series A-1 Preferred Stock is outstanding.

Following the conversion of the Series A-1 Preferred Stock, or the Series A-2 Preferred Stock, if applicable, into Class A Common Stock, for so long as Carlyle (i) beneficially owns at least 10% of the total number of outstanding shares of Common Stock on an as-converted basis or (ii) beneficially owns at least 50% of the number of shares of Common Stock purchased pursuant to the Investment Agreement, the Genesee & Wyoming Board of Directors shall nominate and recommend one director in the aggregate (or two directors in the aggregate if Carlyle’s investment amount under the Investment Agreement is $550 million or greater and Carlyle holds at least 66% of the Series A-1 Preferred Stock and, if applicable, the Series A-2 Preferred Stock purchased pursuant to the Investment Agreement) to be included in the slate of nominees for election and appoint one non-voting observer designated by Carlyle to the Genesee & Wyoming Board of Directors.

For so long as Carlyle is entitled to designate at least one director under the Investment Agreement or pursuant to the Series A-1 Preferred Certificate of Designation, Genesee & Wyoming cannot undertake certain actions without the consent of any such director, including certain actions that would affect the Series A-1 Preferred Stock and actions that would materially alter the business of Genesee & Wyoming.

Without the prior approval of the Genesee & Wyoming’s Board of Directors, Carlyle is subject to customary standstill restrictions until the date that is 18 months after the date that it is no longer entitled to designate any directors to Genesee & Wyoming’s Board of Directors.

Subject to certain exceptions for transfers to certain affiliates, Carlyle is restricted from transferring the Series A-1 Preferred Stock and, if applicable, the Series A-2 Preferred Stock (or any Class A Common Stock issued upon conversion of Series A-1 Preferred Stock) until the earlier of the mandatory conversion of the Series A-1 Preferred Stock and the second anniversary of the date the Merger becomes effective.

For so long as Carlyle either (1) beneficially owns at least 10% of the total number of outstanding shares of Common Stock on an as-converted basis or (2) beneficially owns at least 50% of the number of shares of Common Stock on an as-converted basis purchased pursuant to the Investment Agreement, it will have a participation right to purchase equity securities in an issuance where Genesee & Wyoming expects to receive gross proceeds in excess of $5 million, subject to certain exceptions.

Genesee & Wyoming has agreed to vote certain shares of Class B Common Stock held by Mortimer B. Fuller III, its Chairman (1) in favor of any Carlyle Director nominated for election pursuant to the Investment Agreement and (2) in support of any Requisite Stockholder Approval, which obligations are supported by an irrevocable proxy granted by Mr. Fuller to Genesee & Wyoming solely for these purposes with respect to such Class B Common Stock.

Registration Rights Agreement

Carlyle will also have certain registration rights pursuant to the terms of a Registration Rights Agreement to be entered into upon consummation of the Merger. Carlyle will have demand rights, subject to certain conditions, which are limited to (1) four demand requests if the purchase price of the shares offered in such registration is greater than or equal to $550 million or (2) two demand requests if the purchase price of the shares offered in such registration is less than $550 million. In addition, if Genesee & Wyoming proposes to register any of its shares (with certain exceptions), Carlyle will have the right to include its shares in such registration, subject to certain conditions.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based on the historical financial information of Genesee & Wyoming and RailAmerica incorporated by reference into this prospectus supplement and has been prepared to reflect the proposed Merger and the related Financing Transactions and assumes that formal approval from the STB is granted and Genesee & Wyoming integrates RailAmerica. See “Basis of Presentation”. The pro forma data in the unaudited pro forma condensed combined balance sheet as of June 30, 2012 assumes the proposed Merger, related Financing Transactions and integration of RailAmerica were completed on that date. The data in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2012 and the year ended December 31, 2011 assumes the proposed Merger, related Financing Transactions and integration of RailAmerica were completed on January 1, 2011.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial information and the historical financial information and related notes thereto of Genesee & Wyoming and RailAmerica incorporated by reference in this prospectus supplement and the information contained in “Use of Proceeds” and “Capitalization”.

Although our notice of exemption filed with the STB to close the Merger into a sole voting trust became effective on September 5, 2012, there is no assurance that the other conditions to the Merger will be satisfied or that we will obtain the necessary approvals to control RailAmerica and complete its integration. Unless and until the STB formally approves our control of RailAmerica and allows us to integrate the RailAmerica railroads, we expect to account for our ownership of RailAmerica using the equity method of accounting. We have presented the following unaudited pro forma condensed combined financial information on a combined basis as demonstrative of the reporting we expect following the receipt of formal approval from the STB and integration. Additionally, the following unaudited pro forma condensed combined financial information assumes formal STB approval without any divestiture of assets. However, the STB may not permit the integration or may impose significant restrictions or conditions on such integration, including conditions associated with our service, the rates we charge or divestiture of certain of our assets, and therefore, the pro forma financial information may not be indicative of our operations following the Merger. In addition, this offering is not conditioned upon completion of the Merger and therefore, investors should refer to Genesee & Wyoming’s historical financial statements incorporated by reference in this prospectus when evaluating an investment in our Class A Common Stock.

Upon approval from the STB for Genesee & Wyoming to control RailAmerica and its railroads, the acquisition of RailAmerica will be accounted for under the acquisition method of accounting under accounting principles generally accepted in the United States of America (U.S. GAAP). Under the acquisition method of accounting, all identifiable assets acquired and liabilities assumed are recorded at their estimated acquisition-date fair values. At this time, Genesee & Wyoming has not performed detailed valuation analyses to determine the fair values of RailAmerica’s assets and liabilities; and accordingly, the unaudited pro forma condensed combined financial information includes a preliminary allocation of the purchase price based on assumptions and estimates which, while considered reasonable under the circumstances, are subject to changes, which may be material. The final allocation of the purchase price will be based on the actual assets and liabilities of RailAmerica that exist as of the date of the Merger. Therefore, it is likely that once the valuation studies are completed, the historical values for certain assets and liabilities will be changed.

The unaudited pro forma condensed combined financial information is based on preliminary estimates and assumptions which have been made solely for the purposes of developing such pro forma information. The pro forma adjustments are described in the accompanying footnotes. The pro forma adjustments included in the unaudited pro forma condensed combined financial information have been limited to only those adjustments that are: directly attributable to the transaction, factually supportable, and, in the case of the pro forma condensed combined statements of operations, expected to have a continuing impact on Genesee & Wyoming’s financial results.

In addition, the pro forma condensed combined financial information does not include the impact of any potential operating efficiencies, savings from expected synergies, costs to integrate the operations or costs necessary to achieve savings from expected synergies or the impact of derivative instruments that Genesee & Wyoming may enter into to mitigate interest rate risk. The unaudited pro forma condensed combined financial information is for information purposes only and is not necessarily an indication of the financial condition or the results of operations of Genesee & Wyoming that would have been achieved had the Merger, related Financing Transactions and integration of RailAmerica been completed as of the dates indicated or that may be achieved in the future. See “The Transactions”.

See “Risk Factors—Risks Relating to Our Pending Acquisition of RailAmerica”.

Genesee & Wyoming Inc.

Pro Forma Condensed Combined Balance Sheet

As of June 30, 2012

(dollars in thousands, except share amounts)

(unaudited)

	GWI	RailAmerica	Combined	Financing Transactions Adjustments		Acquisition Adjustments		Pro Forma
CURRENT ASSETS:
Cash and cash equivalents	$50,219	$50,987	$101,206	$1,414,934	a.	$(1,414,934)	h.	$101,206
Accounts receivable, net	159,792	105,747	265,539	—		—		265,539
Materials and supplies	16,343	12,583	28,926	—		—		28,926
Prepaid expenses and other	15,621	12,384	28,005	—		—		28,005
Deferred income tax assets, net	19,666	13,659	33,325	—		—		33,325

Total current assets	261,641	195,360	457,001	1,414,934		(1,414,934)		457,001

PROPERTY AND EQUIPMENT, net	1,712,879	1,051,479	2,764,358	—		971,835	i.	3,736,193
GOODWILL	159,963	233,922	393,885	—		241,407	j.	635,292
INTANGIBLE ASSETS, net	227,145	175,202	402,347	—		(52,202)	k.	350,145
DEFERRED INCOME TAX ASSETS, net	2,442	—	2,442	—		—		2,442
OTHER ASSETS, net	17,716	12,615	30,331	34,189	b.	(12,006)	l.	52,514

Total assets	$2,381,786	$1,668,578	$4,050,364	$1,449,123		$(265,900)		$5,233,587

LIABILITIES AND EQUITY:
CURRENT LIABILITIES:
Current portion of long-term debt	$64,351	$64,120	$128,471	$(23,507)	c.			$104,964
Accounts payable	112,095	101,502	213,597	—		—		213,597
Accrued expenses	70,497	29,468	99,965	(4,623)	d.	—		95,342

Total current liabilities	246,943	195,090	442,033	(28,130)		—		413,903

LONG-TERM DEBT, less current portion	563,599	576,628	1,140,227	775,166	c.	2,787	m.	1,918,180
DEFERRED INCOME TAX LIABILITIES, net	307,681	200,512	508,193	—		413,342	n.	921,535
DEFERRED ITEMS—grants from outside parties	208,785	—	208,785	—		—		208,785
OTHER LONG-TERM LIABILITIES	17,873	31,825	49,698	—		—		49,698
COMMITMENTS AND CONTINGENCIES	—	—	—	—		—		—
SERIES A-1 PREFERRED STOCK	—	—	—	349,500	e.	—		349,500
EQUITY:
Class A Common Stock	532	504	1,036	35	f.	(504)	o.	567
Class B Common Stock	21	—	21	(2)	f.	—		19
Additional paid-in capital	403,767	594,988	998,755	367,554	f.	(591,787)	p.	774,522
Retained earnings	800,273	55,337	855,610	(15,000)	g.	(83,517)	q.	757,093
Accumulated other comprehensive income	39,026	6,221	45,247	—		(6,221)	p.	39,026
Treasury stock, at cost	(206,714)	—	(206,714)	—		—		(206,714)

Total stockholders’ equity	1,036,905	657,050	1,693,955	352,587		(682,029)		1,364,513
Noncontrolling interest	—	7,473	7,473	—		—		7,473

Total equity	1,036,905	664,523	1,701,428	352,587		(682,029)		1,371,986

Total liabilities and equity	$2,381,786	$1,668,578	$4,050,364	$1,449,123		$(265,900)		$5,233,587

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

Genesee & Wyoming Inc.

Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2012

(dollars in thousands, except per share amounts)

(unaudited)

	GWI	RailAmerica	Combined	Financing Transactions Adjustments		Acquisition Adjustments		Pro Forma
OPERATING REVENUES	$424,855	$299,538	$724,393	$—		$(3,695)	t.	$720,698
OPERATING EXPENSES	321,068	233,487	554,555	—		271	u.	554,826

INCOME FROM OPERATIONS	103,787	66,051	169,838	—		(3,966)		165,872
Interest income	1,831	—	1,831	—		—		1,831
Interest expense	(17,238)	(23,678)	(40,916)	—		1,109	v.	(39,807)
Other income/(expense), net	999	(87,418)	(86,419)	—		—		(86,419)

Income/(loss) from continuing operations before income taxes	89,379	(45,045)	44,334	—		(2,857)		41,477
Provision for (benefit from) income taxes	30,748	(16,023)	14,725	—		(1,086)	w.	13,639

Income/(loss) from continuing operations, net of taxes	58,631	(29,022)	29,609	—		(1,771)		27,838
Less: Net loss attributable to noncontrolling interest	—	(202)	(202)	—		—		(202)

Income/(loss) from continuing operations attributable to GWI, net of taxes	58,631	(28,820)	29,811	—		(1,771)		28,040
Preferred stock dividend accrued	—	—	—	8,750	s.	—		8,750

Income/(loss) available to common stockholders	$58,631	$(28,820)	$29,811	$(8,750)		$(1,771)		$19,290

Basic earnings per common share from continuing operations attributable to GWI	$1.45							$0.41

Weighted average shares—Basic	40,487			6,324	r.			46,811

Diluted earnings per common share from continuing operations attributable to GWI	$1.36							$0.39

Weighted average shares—Diluted	43,116			6,942	r.			50,058

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

Genesee & Wyoming Inc.

Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2011

(dollars in thousands, except per share amounts)

(unaudited)

	GWI	RailAmerica	Combined	Financing Transactions Adjustments		Acquisition Adjustments		Pro Forma
OPERATING REVENUES	$829,096	$551,123	$1,380,219	$—		$(4,035)	y.	$1,376,184
OPERATING EXPENSES:	637,317	429,501	1,066,818	—		4,432	z.	1,071,250

INCOME FROM OPERATIONS	191,779	121,622	313,401	—		(8,467)		304,934
Gain on sale of investments	907	—	907	—		—		907
Interest income	3,243	—	3,243	—		—		3,243
Interest expense	(38,617)	(71,923)	(110,540)	—		23,809	aa.	(86,731)
Other income, net	712	1,331	2,043	—				2,043

Income from continuing operations before income taxes	158,024	51,030	209,054	—		15,342		224,396
Provision for income taxes	38,531	14,162	52,693	—		5,830	w.	58,523

Income from continuing operations, net of taxes	119,493	36,868	156,361	—		9,512		165,873
Preferred stock dividend accrued	—	—	—	17,500	x.	—		17,500

Income available to common stockholders	$119,493	$36,868	$156,361	$(17,500)		$9,512		$148,373

Basic earnings per common share from continuing operations	$2.99							$3.21

Weighted average shares—Basic	39,912			6,324	r.			46,236

Diluted earnings per common share from continuing operations	$2.79							$2.98

Weighted average shares—Diluted	42,772			12,926	r.			55,698

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. BASIS OF PRESENTATION:

The following unaudited pro forma condensed combined financial information is based on the historical financial statements of Genesee & Wyoming and RailAmerica incorporated by reference into this prospectus supplement and has been prepared to reflect the proposed Merger of Genesee & Wyoming and RailAmerica and the related Financing Transactions. The pro forma data in the unaudited pro forma condensed combined balance sheet as of June 30, 2012 assumes the proposed Merger, related Financing Transactions and integration of RailAmerica were completed on that date. The pro forma data in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2012 and the year ended December 31, 2011 assumes the proposed Merger, related Financing Transactions and integration of RailAmerica were completed on January 1, 2011.

The unaudited pro forma condensed combined financial information is based on preliminary estimates and assumptions which have been made solely for the purposes of developing such pro forma information. The pro forma adjustments are described in these footnotes. The pro forma adjustments included in the unaudited pro forma condensed combined financial statements have been limited to only those adjustments that are: directly attributable to the transaction, factually supportable, and, in the case of the pro forma condensed combined statements of operations, expected to have a continuing impact on Genesee & Wyoming’s financial results. In addition, the pro forma condensed combined financial statements do not include the impact of any potential operating efficiencies, savings from expected synergies, costs to integrate the operations or costs necessary to achieve savings from expected synergies or the impact of derivative instruments that Genesee & Wyoming may enter into to mitigate interest rate risk. The unaudited pro forma condensed combined financial statements are for information purposes only and are not necessarily an indication of the financial condition or the results that would have been achieved had the Transactions been completed as of the dates indicated or that may be achieved in the future.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements and the historical financial statements and related notes thereto of Genesee & Wyoming and RailAmerica incorporated by reference in this prospectus supplement and the information contained in “Use of Proceeds” and “Capitalization”.

2. PRELIMINARY PURCHASE PRICE:

Pursuant to the terms of the Merger, Genesee & Wyoming will acquire all of the outstanding shares of RailAmerica for cash at a price of $27.50 for each outstanding share of RailAmerica’s common stock and repay RailAmerica’s term loan and revolving credit facility. Genesee & Wyoming intends to finance the cash portion of the purchase consideration by issuing equity securities and by borrowing amounts under its Senior Secured Credit Facilities. See “The Transactions”.

(in thousands, except purchase price per share)
Estimated number of RailAmerica outstanding shares to be acquired	49,913
Change of control shares to RailAmerica’s senior management	151

Total estimated number of RailAmerica outstanding shares to be aquired	50,064
Cash purchase price	$27.50

$1,376,754
Payment of RailAmerica’s outstanding debt(1)	641,538
Change of control payments	10,000

Cash merger consideration	2,028,292
Impact of pre-Merger share-based awards	1,953

Merger consideration	$2,030,245

(1)	Represents stated principal amount before the effect of loan discount.

The proposed Merger of Merger Sub with and into RailAmerica, with RailAmerica surviving the Merger as a wholly owned subsidiary of Genesee & Wyoming, will be accounted for under the acquisition method of accounting under U.S. GAAP whereby the total purchase price is allocated to the assets acquired and liabilities assumed based on their respective fair values at the acquisition date. The cash merger consideration will be determined based on 1) the number of shares of common stock of RailAmerica, 2) the payment of RailAmerica’s outstanding term loan and revolving credit facility and 3) the change of control payments to RailAmerica’s senior management (see h. in Note 3 below). The purchase price will also include pre-Merger compensation related to RailAmerica employee share-based equity awards exchanged pursuant to the Merger Agreement, which is currently estimated to be $2.0 million, net of deferred taxes. The estimated preliminary fair values, assuming the proposed Merger was consummated on June 30, 2012, assigned to the acquired net assets reflected in this pro forma financial information are as follows (dollars in thousands):

Cash and cash equivalents	$50,987
Accounts receivable, net	105,747
Materials and supplies	12,583
Prepaid expenses and other	12,384
Deferred income tax assets, net	13,659
Property and equipment	2,023,314
Goodwill	475,329
Intangible assets	123,000
Other assets, net	609

Total assets	$2,817,612

Current portion of long-term debt	$307
Accounts payable	101,502
Accrued expenses	29,468
Deferred income tax liabilities, net	615,102
Other long-term liabilities	31,825
Long-term debt	1,690

Net assets before noncontrolling interest	$2,037,718
Less fair value of noncontrolling interest	7,473

Net assets attributable to the Company	$2,030,245

3. PRO FORMA ADJUSTMENTS:

The RailAmerica columns reflect RailAmerica’s actual consolidated balance sheet as of June 30, 2012 and consolidated statements of operations for the six months ended June 30, 2012 and year ended December 31, 2011. RailAmerica’s other (expense)/income, net for the six months ended June 30, 2012, included $88.1 million of costs associated with the redemption of $592.0 million of its 9.25% senior secured notes in January 2012 that represent nonrecurring expenses but do not qualify for exclusion from the pro forma results under Article 11 of Regulation S-X of the Securities Act of 1934. Materials and supplies of $12.6 million have been reclassified from prepaid expenses and other from RailAmerica’s historical balance sheet to conform to Genesee & Wyoming’s presentation.

Pro Forma Condensed Combined Balance Sheet:

Financing Transactions Adjustments

a.	Represents the following components:

•	Net proceeds of $1,984.2 million from the expected borrowings under the Senior Secured Credit Facilities (see c. below).

•	Net proceeds of $349.5 million from the expected private placement of the Series A-1 Preferred Stock (see e. below).

•

Through this offering, Genesee & Wyoming expects to receive net proceeds of approximately $203.0 million from the sale of 3.3 million shares of Class A Common Stock based on an assumed stock price of $65.41 per share (which was the closing market price of Genesee & Wyoming’s Class A Common Stock on September 7, 2012), net of fees of $10.6 million in underwriting discounts and commissions and estimated offering expenses (see f. below). A change of $1.00 in the assumed public offering price of $65.41 per share of our Class A Common Stock would result in a change of $3.3 million in proceeds to Genesee & Wyoming, assuming the number of shares offered by Genesee & Wyoming, as set forth above, remains the same and before deducting underwriting discounts and other offering expenses.

•

Concurrent with this offering, pursuant to a separate prospectus supplement, Genesee & Wyoming expects to receive net proceeds of approximately $192.5 million from the sale of Tangible Equity Units, net of fees of $7.5 million in underwriting discounts and commissions and estimated offering expenses (see c. and f. below).

•	The anticipated cash payment of $620.0 million for the extinguishment of Genesee & Wyoming’s outstanding indebtedness (see c. below).

•	The anticipated cash payment of $34.6 million for debt issuance costs associated with the Senior Secured Credit Facilities (see b. below).

•	The anticipated cash payment of $13.5 million for the make whole premium on Genesee & Wyoming’s Series B Senior Notes (see g. below).

•

The anticipated cash payment of $2.6 million for accrued interest related to the expected extinguishment of Genesee & Wyoming’s outstanding term loans and revolving credit facility and Series B Senior Notes (see d. below).

•	The anticipated cash payment of $641.5 million for the extinguishment of RailAmerica’s term loan and revolving credit facility (see c. below).

•	The anticipated cash payment of $2.1 million for accrued interest related to the expected extinguishment of RailAmerica’s term loan and revolving credit facility (see d. below).

b.	Represents the following components:

•	The expected capitalization of $34.6 million of debt issuance costs associated with the Senior Secured Credit Facilities.

•	The expected capitalization of $1.1 million of debt issuance costs associated with the Tangible Equity Units (see f. below).

•

The expected write-off of $1.5 million of Genesee & Wyoming’s unamortized deferred financing fees related to the anticipated extinguishment of its term loans, revolving credit facility and Series B Senior Notes (see g. below).

c.	Represents the following components:

•	The anticipated extinguishment of Genesee & Wyoming’s term loans of $286.0 million and revolving credit facility of $209.0 million.

•	The anticipated extinguishment of Genesee & Wyoming’s $100.0 million Series B Senior Notes.

•	The payment of Genesee & Wyoming’s $25.0 million Series C Senior Notes, which were substantially replaced with borrowings under Genesee & Wyoming’s credit facility at maturity in July 2012.

•	The anticipated extinguishment of RailAmerica’s term loan and revolving credit facility of $641.5 million.

•	The expected borrowing under Genesee & Wyoming’s Senior Secured Credit Facilities including its revolving loan of $109.2 million and Term A Facility of $1,875.0 million.

•	Concurrent with this offering, pursuant to a separate prospectus supplement, Genesee & Wyoming expects $29.0 million of the Tangible Equity Units to be allocated to an amortizing note (see f. below).

d.	Represents the following components:

•	The anticipated cash payment of $2.6 million for accrued interest related to the expected extinguishment of Genesee & Wyoming’s outstanding indebtedness.

•	The anticipated cash payment of $2.1 million for accrued interest related to the expected extinguishment of RailAmerica’s term loan and revolving credit facility.

e.	Represents the private placement of 350,000 shares of Series A-1 Preferred Stock at a purchase price of $1,000.00 per share for $349.5 million, net of issuance costs of $0.5 million. At the initial Conversion Rate (as further described under the caption “The Transactions” in this prospectus supplement) of $58.49 per share, the Series A-1 Preferred Stock would be convertible into approximately 6.0 million shares of Genesee & Wyoming’s Class A Common Stock. The Series A-1 Preferred Stock will convert into shares of Genesee & Wyoming’s Class A Common Stock following the second anniversary of the issuance date if not already converted previously at the option of the holder or issuer, subject to certain conditions. For purposes of the pro forma balance sheet, the execution and issuance date of the Series A-1 Preferred Stock are assumed to be the same and coincide with the assumed closing date of the Merger. However, because the agreement to issue the Series A-1 Preferred Stock was executed in conjunction with the Merger announcement on July 23, 2012 for a future sale date, this instrument will be accounted for as a contingent forward sale contract for the period between July 23, 2012 and the closing of the Merger. Accordingly, mark-to-market non-cash income or expense, as the case may be, will be included in Genesee & Wyoming’s consolidated financial statements up until the actual date of issuance of the Series A-1 Preferred Stock. The mark-to-market non-cash income or expense will be estimated as the difference between the market price for Genesee & Wyoming’s Class A Common Stock as of the date of the respective financial statements and the conversion price of $58.49 per share multiplied by the 6.0 million shares, as converted, with the cumulative effect represented as an asset or liability. Because there is no expected post-Merger/post-issuance impact from the mark-to-market of this instrument on Genesee & Wyoming’s ongoing financial statements, no effect has been included in the pro forma statements of operations presented herein. Upon issuance of the Series A-1 Preferred Stock, the asset or liability representing the contingent forward contract will be reclassified to the balance sheet account for the Series A-1 Preferred Stock. A change of $1.00 per share in the market price of Genesee & Wyoming’s Class A Common Stock below or above the conversion price of $58.49 per share is expected to represent non-cash income or expense of $6.0 million. Based on the closing price of Genesee & Wyoming’s Class A Common Stock on September 7, 2012, of $65.41 per share, Genesee & Wyoming would have recorded a non-cash expense and corresponding liability of $41.4 million as a result of the mark-to-market of this instrument.

f.	Represents the following components:

•

Through this offering, Genesee & Wyoming expects to sell 3.3 million shares of its Class A Common Stock, $0.01 par value, for net proceeds of $203.0 million, net of $10.6 million in fees for underwriting discounts and commissions and estimated offering expenses, based on the closing price of Genesee & Wyoming’s Class A Common Stock on September 7, 2012 of $65.41 per share.

•

Concurrent with this offering, pursuant to a separate prospectus supplement, Genesee & Wyoming is offering 2.0 million Tangible Equity Units (or 2.3 million if the underwriters exercise their option to purchase additional Tangible Equity Units in full) with a stated value of $100.00. Each Tangible Equity Unit will consist of a prepaid stock purchase contract and a senior amortizing note having a final installment payment date of October 1, 2015. The prepaid common stock purchase contracts will be recorded as additional paid-in capital, net of issuance costs, and the amortizing notes will be recorded as long-term debt. Issuance costs associated with the debt component will be recorded in other assets, which will be amortized using the effective interest method. The estimated proceeds from the Tangible Equity Units will be allocated to equity and debt based on the relative fair values of the respective components. Genesee & Wyoming expects $164.6 million of the Tangible Equity Units to be additional paid-in capital, net of fees of $6.4 million in underwriting discounts and commissions and estimated offering expenses, and expects $29.0 million to be the amortizing note with $1.1 million of fees capitalized as debt issuance costs in other assets.

•

The August 31, 2012 conversion of 0.2 million shares of Genesee & Wyoming’s Class B Common Stock, $0.01 par value, into 0.2 million shares of Genesee & Wyoming’s Class A Common Stock, $0.01 par value, for sale in this offering by the selling stockholder.

g.	Represents the following components:

•

The expected write-off of $1.5 million which represents a portion of Genesee & Wyoming’s unamortized deferred financing fees related to Genesee & Wyoming’s anticipated extinguishment of its existing debt.

•	The anticipated cash payment of $13.5 million for the make whole premium on Genesee & Wyoming’s $100.0 million Series B Senior Notes.

Acquisition Adjustments

h.	Represents the following components:

•	The expected cash payment of $1,376.8 million to purchase 49.9 million shares of RailAmerica’s common stock, as well as 0.2 million shares issued to RailAmerica’s management, at $27.50 per share.

•	The anticipated cash payment of $28.2 million for additional transaction costs expected to be incurred by Genesee & Wyoming related to the Merger.

•	The anticipated cash payment of $10.0 million for expected change of control payments to RailAmerica’s senior management.

i.	Represents an adjustment to property and equipment to reflect the estimated fair value of the assets acquired through the Merger as of June 30, 2012.

j.	Represents an adjustment to goodwill to reflect the estimated fair value of the assets acquired through the Merger as of June 30, 2012.

k.	Represents an adjustment to intangible assets to reflect the estimated fair value of the assets acquired through the Merger as of June 30, 2012.

l.	Represents the elimination of $12.0 million in unamortized deferred financing fees of RailAmerica as they do not represent a future performance obligation of Genesee & Wyoming.

m.	Represents an adjustment for RailAmerica’s loan discount on its term loan.

n.	Represents an adjustment to deferred tax liabilities to reflect the tax impact of fair value adjustments primarily from the differences between the purchase price related to the Merger compared with the carryover tax basis in the assets acquired.

o.	Represents the elimination of RailAmerica’s common stock of 50.4 million shares at $0.01 par value per share.

p.	Represents the elimination of RailAmerica’s additional paid-in capital and accumulated other comprehensive income and a $3.2 million increase to Genesee & Wyoming’s additional paid-in capital ($2.0 million net of deferred tax) for pre-Merger compensation related to RailAmerica employee share-based equity awards exchanged pursuant to the Merger Agreement.

q.	Represents the elimination of RailAmerica’s retained earnings of $55.3 million and an adjustment to Genesee & Wyoming’s retained earnings of $28.2 million in transaction costs.

Pro Forma Condensed Combined Statement of Operations:

r.	Represents the following components:

•

The estimated pro forma adjustments to Genesee & Wyoming’s basic and diluted shares to finance a portion of the consideration for the proposed Merger, consisting of 3.3 million shares of Genesee & Wyoming’s Class A Common Stock assuming the closing price of Genesee & Wyoming’s Class A Common Stock on September 7, 2012 of $65.41. If we elect to issue 0.1 million additional shares of our Class A Common Stock in this offering, our diluted earnings per common share from continuing operations would not change for the six months ended June 30, 2012 and for the year ended December 31, 2011 diluted earnings per common share from continuing operations would be reduced by $0.01 per share.

•

The estimated pro forma adjustments to Genesee & Wyoming’s basic and diluted shares to finance a portion of the proposed Merger, consisting of 2.0 million Tangible Equity Units, which represents the equivalent of approximately 3.1 million shares of Genesee & Wyoming’s Class A Common Stock based upon the closing market price of Genesee & Wyoming’s Class A Common Stock on September 7, 2012 of $65.41 per share.

•

The estimated pro forma adjustments to Genesee & Wyoming’s diluted shares of 0.6 million for unvested restricted shares as a result of the anticipated conversion of RailAmerica’s outstanding restricted stock awards to Genesee & Wyoming’s restricted stock awards from the proposed Merger.

•

The diluted share impact of the expected issuance of the private placement of Series A-1 Preferred Stock. There was no such diluted share impact for the six months ended June 30, 2012 as the effect of including such shares would have been antidilutive.

s.	Represents six months of accrued preferred stock dividends for the Series A-1 Preferred Stock at 5% per annum.

t.	Represents the elimination of non-freight revenues earned during the six months ended June 30, 2012 by a subsidiary of RailAmerica for work performed for various subsidiaries of Genesee & Wyoming.

u.	Represents the following components:

•	The elimination of $0.8 million of acquisition costs related to the proposed Merger incurred by Genesee & Wyoming through June 30, 2012.

•	The elimination of $1.7 million of costs associated with the proposed Merger incurred by RailAmerica through June 30, 2012.

•	The elimination of $3.2 million in expenses associated with work performed by a subsidiary of RailAmerica for various subsidiaries of Genesee & Wyoming (see t. above).

•

The expected increase of $6.0 million in depreciation and amortization expense from the amount recorded in RailAmerica’s historical financial statements in order to reflect the estimated depreciation and amortization for the six months ended June 30, 2012 of $28.0 million related to the estimated preliminary fair value of property and equipment and identifiable intangible assets acquired in the proposed Merger, which are expected to have estimated useful lives of between 5 and 50 years.

v.	Represents the following components:

•	The elimination of $23.6 million of RailAmerica’s interest expense due to Genesee & Wyoming’s anticipated extinguishment of RailAmerica’s outstanding debt.

•

The net increase of $18.3 million in Genesee & Wyoming’s interest expense expected under the Senior Secured Credit Facilities. The interest rates used were estimated based on current applicable prevailing market interest rates. A 1/8% variance in the variable interest rates would change the pro forma income available to common stockholders by approximately $0.8 million.

•	The net increase of $3.5 million in amortization of debt issuance costs associated with the Senior Secured Credit Facilities.

•

$0.5 million in interest expense associated with the Tangible Equity Units at an assumed interest rate of 5.25%. A 1/8% variance in the interest rate would change the pro forma income available to common stockholders by less than $0.1 million.

•	$0.2 million in amortization of debt issuance costs associated with the Tangible Equity Units (see f. above).

w.	To recognize the tax impact of the pro forma adjustments listed above at a 38% statutory rate.

x.	Represents twelve months of accrued preferred stock dividends for the Series A-1 Preferred Stock at 5% per annum.

y.	Represents the elimination of non-freight revenues earned during the twelve months ended December 31, 2011 by a subsidiary of RailAmerica for work performed for various subsidiaries of Genesee & Wyoming.

z.	Represents the following components:

•	The elimination of $3.6 million in expenses associated with work performed by a subsidiary of RailAmerica for various subsidiaries of Genesee & Wyoming (see y. above).

•

The expected increase of $8.1 million in depreciation and amortization expense from the amount recorded in RailAmerica’s historical financial statements in order to reflect the estimated depreciation and amortization for the year ended December 31, 2011 of $55.9 million related to the estimated preliminary fair value of property and equipment and identifiable intangible assets acquired in the proposed Merger, which are expected to have estimated useful lives of between 5 and 50 years.

aa.	Represents the following components:

•	The elimination of $71.8 million of RailAmerica’s interest expense due to Genesee & Wyoming’s anticipated extinguishment of RailAmerica’s outstanding debt.

•

The net increase of $39.4 million in Genesee & Wyoming’s interest expense expected under the Senior Secured Credit Facilities. The interest rates used were estimated based on current applicable prevailing market interest rates. A 1/8% variance in the variable interest rates would change the pro forma income available to common stockholders by approximately $1.6 million.

•	The net increase of $6.7 million in amortization of debt issuance costs associated with the Senior Secured Credit Facilities.

•

$1.3 million in interest expense associated with the Tangible Equity Units at an assumed interest rate of 5.25%. A 1/8% variance in the interest rate would change the pro forma income available to common stockholders by less than $0.1 million.

•	$0.6 million in amortization of debt issuance costs associated with the Tangible Equity Units (see f. above).

SELLING STOCKHOLDER

The following table sets forth, for the selling stockholder information with respect to the beneficial ownership of our Class A Common Stock and Class B Common Stock as of August 31, 2012, before and after giving effect to this offering, and the number of shares of Class A Common Stock that are being sold by the selling stockholder under this prospectus.

Beneficial ownership is determined in accordance with the rules of the SEC. The percentage of beneficial ownership set forth below is based upon 40,985,526 shares of Class A Common Stock and 1,892,048 shares of Class B Common Stock issued and outstanding as of August 31, 2012. The percentage of beneficial ownership after the offering gives effect to the issuance of 3,266,004 shares offered by us and 233,996 shares offered by the selling stockholder but does not give effect to the items discussed in “Prospectus Supplement Summary—The Offering”. In computing the number of shares of Class A Common Stock or Class B Common Stock beneficially owned by the selling stockholder and the percentage ownership of the selling stockholder, shares of Class A Common Stock that are subject to options held by the selling stockholder that are currently exercisable or exercisable within 60 days of August 31, 2012 are deemed outstanding.

	Common Stock Beneficially Owned Before Offering				Number of Shares of Class A Common Stock Offered Hereby	Common Stock Beneficially Owned After Offering
	Class A		Class B			Class A		Class B
Name and Address of Selling Stockholder	No. of Shares	Percent of Class	No. of Shares	Percent of Class		No. of Shares	Percent of Class	No. of Shares	Percent of Class
Mortimer B. Fuller III(1)	301,404	0.73%	1,229,285	64.97%	233,996	67,408	0.15%	1,229,285	64.97%

(1)	The amounts shown include: (1) 233,996 shares of Class A Common Stock owned by Mr. Fuller individually; (2) 1,903 shares of Class A Common Stock represented by restricted stock; (3) 56,374 shares of Class A Common Stock that may be purchased pursuant to options exercisable within 60 days; (4) 3,175 shares of Class A Common Stock that may be received for deferred stock units; (5) 5,956 shares of Class A Common Stock held by Mr. Fuller’s wife, as to which shares Mr. Fuller disclaims beneficial ownership; (6) 1,124,862 shares of Class B Common Stock owned by Mr. Fuller individually; (7) 98,675 shares of Class B Common Stock held by a grantor retained annuity trust of which Mr. Fuller is the trustee and principal beneficiary; and (8) 5,748 shares of Class B Common Stock held by Mr. Fuller’s wife, as to which shares Mr. Fuller disclaims beneficial ownership.

The number of shares in the table includes shares that are subject to a variable prepaid forward transaction with Credit Suisse Capital LLC. On November 28, 2011, Mr. Fuller entered into a transaction relating to 50,000 shares of Genesee & Wyoming common stock, which contract expires on November 28, 2012, and for which Mr. Fuller received net proceeds of $2,387,407. Under the terms of the contract, Mr. Fuller has agreed to deliver shares of Class B Common Stock (which are immediately convertible into shares of Class A Common Stock on a one-for-one basis) or shares of Class A Common Stock on the expiration date of the contract (or on an earlier date if the contract is terminated early) as follows: (1) if the final price is less than or equal to the floor price ($55.85 per share) (the “Floor Price”), 50,000 shares; (2) if the final price is less than or equal to the cap price ($72.60 per share) (the “Cap Price”), but greater than the Floor Price, then a number of shares equal to 50,000 times the Floor Price divided by the final price; and (3) if the final price is greater than the Cap Price, then a number of shares equal to 50,000 shares multiplied by a fraction, the numerator of which is the sum of the Floor Price and the difference between the final price and the Cap Price, and the denominator of which is the final price. In connection with the contract, Mr. Fuller has pledged 50,000 shares of Class B Common Stock to secure his obligations under the contract. Under the contract, in lieu of delivery of shares, Mr. Fuller may, at his option, settle the contract by delivery of cash.

The designated address of Mr. Fuller is c/o Genesee & Wyoming Inc., 66 Field Point Road, Greenwich, Connecticut 06830.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our Class A Common Stock as of the date hereof. Except where noted, this summary deals only with Class A Common Stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity taxable as a partnership for United States federal income tax purposes) holds our Class A Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A Common Stock, you should consult your tax advisors.

If you are considering the purchase of our Class A Common Stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the Class A Common Stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our Class A Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment maintained by the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our Class A Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A Common Stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our Class A Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Class A Common Stock

Any gain realized on the disposition of our Class A Common Stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment maintained by the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses realized during the same taxable year, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We have not determined whether we are a “United States real property holding corporation” for United States federal income tax purposes, and it is possible that we are a United States real property holding corporation currently or will become a United States real property holding corporation in the future. If we are or become a “United States real property holding corporation,” so long as our Class A Common Stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our Class A Common Stock will be subject to United States federal income tax on the disposition of our Class A Common Stock.

Federal Estate Tax

Class A Common Stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or exchange of information treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Class A Common Stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under legislation enacted in 2010 and recent administrative guidance, the relevant withholding agent may be required to withhold 30% of any dividends paid after December 31, 2013 and from the proceeds of a sale of our Class A Common Stock paid after December 31, 2014 to (i) a foreign financial institution, unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements.

CERTAIN ERISA CONSIDERATIONS

The following discussion is a summary of certain considerations associated with the purchase of our Class A Common Stock by (i) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code, and (iii) entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, an “ERISA Plan”).

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving “plan assets” with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. A prohibited transaction within the meaning of ERISA and the Code may result if our Class A Common Stock is acquired by an ERISA Plan to which we, an underwriter or any of their respective affiliates is a party in interest or disqualified individual and such acquisition is not entitled to an applicable exemption, of which there are many.

Governmental plans, certain church plans and non-U. S. plans (each, a “Non-ERISA Arrangement”), while not subject to the prohibited transaction provisions of Section 406 of ERISA or Section 4975 of the Code, may nevertheless be subject to other federal, state, local, non-U.S., or other laws that are substantially similar to such provisions of ERISA or the Code.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our Class A Common Stock on behalf of, or with the assets of, any ERISA Plan or Non-ERISA Arrangement, consult with their counsel regarding the matters described herein.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholder and the underwriters, we and the selling stockholder have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholder, the number of shares of Class A Common Stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	816,667
Citigroup Global Markets Inc.	816,666
J.P. Morgan Securities LLC	816,667
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	201,250
RBC Capital Markets, LLC	201,250
Wells Fargo Securities, LLC	201,250
Santander Investment Securities Inc.	126,875
Raymond James & Associates, Inc.	126,875
Stifel, Nicolaus & Company, Incorporated	48,125
Dahlman Rose & Company, LLC	48,125
Stephens Inc.	48,125
Wolfe Trahan Securities	48,125

Total	3,500,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholder that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $1.74822 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholder. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares from us.

	Per Share	Without Option	With Option
Public offering price	$64.75	$226,625,000.00	$260,618,750.00
Underwriting discount	$2.9137	$10,197,950.00	$11,727,642.50
Proceeds, before expenses, to Genesee & Wyoming Inc.	$61.8363	$201,957,603.15	$234,421,660.65
Proceeds, before expenses, to the selling stockholder.	$61.8363	$14,469,446.85	N/A

The expenses of the offering payable by us, not including the underwriting discount, are estimated at $1.0 million and are payable by us. The selling stockholder will pay certain legal and other fees and expenses relating to the shares he is offering.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase from us up to 525,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table. The selling stockholder is not offering additional shares pursuant to this option.

No Sales of Similar Securities

We, our directors, executive officers and the selling stockholder have agreed that we will not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of, including the filing with the SEC of a registration statement under the Securities Act in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any shares of our Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Common Stock or publicly disclose the intention to take any such action, in each case without the prior written consent of the representatives, for a period of 60 days after the date of this prospectus supplement, except:

•	issuances by us pursuant to any employee or director equity compensation or incentive plan, stock ownership or purchase plan or dividend reinvestment plan in effect on the date hereof;

•

issuances by us pursuant to the conversion of securities, the exercise of warrants or options or the vesting of restricted stock outstanding on the date hereof, including the conversion of our Class B Common Stock into Class A Common Stock and the conversion of any restricted shares and share units of RailAmerica outstanding at the time of the closing of the Merger into comparable equity awards in respect of our Common Stock;

•

issuances by us in connection with one or more acquisitions, provided that such issuances are limited to 10% of our Common Stock outstanding immediately hereafter and provided that the recipients of such shares of Common Stock agree to be bound by similar lock-up terms;

•	issuances by us in connection with the concurrent tangible equity units offering;

•	issuances in connection with the issuance to Carlyle of Series A-1 Preferred Stock pursuant to the Investment Agreement; and

•

the filing of any registration statements with the Commission in connection with Carlyle’s registration rights under the Registration Rights Agreement entered into in connection with the Investment Agreement.

In addition, our directors, officers and the selling stockholder are permitted to make certain transfers (1) as a bona fide gift, or (2) to any charitable organization, family member, partnership or trust, provided that, in each case, the transferee agrees to be bound in writing by similar lock-up terms prior to such transfer, to sell shares of Common Stock acquired in the open market or sold in connection with a cashless exercise of options and to convert their Class B Common Stock into Class A Common Stock provided that such shares of Class A Common Stock upon conversion will be subject to the same lock-up terms. In the case of our chief executive officer, he is permitted to sell any shares of Common Stock pursuant to the Rule 10b5-1 trading plan adopted by him as in effect on the date hereof, in an amount necessary to raise sufficient cash proceeds to cover any income tax or withholding obligation or payment of the exercise prices for any stock options exercised during the lock-up period.

The selling stockholder may transfer up to an aggregate of 50,000 shares of Class A Common Stock to a charitable organization and such organization is permitted to sell under Rule 144 of the Securities Act such shares. In addition, the selling stockholder is permitted to pledge or deliver his shares pursuant to his variable prepaid forward transaction with Credit Suisse Capital LLC as described elsewhere in the prospectus supplement.

The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (1) during the last 17 days of the 60-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 60 day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60 day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In addition, pursuant to the terms of the Investment Agreement, Carlyle has agreed to certain transfer restrictions. See “The Transactions—The Financing Transactions—Investment Agreement”.

New York Stock Exchange Listing

Our shares of Class A Common Stock are listed on the New York Stock Exchange under the symbol “GWR.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A Common Stock. However, the representatives may engage in transactions that stabilize the price of the Class A Common Stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Class A Common Stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A Common Stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or retarding a decline in the market price of our Class A Common Stock. As a result, the price of our Class A Common Stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A Common Stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are lenders, and in some cases agents, under the GWI Existing Credit Facilities. In addition, affiliates of Citigroup Global Markets Inc. are lenders and agents under the RailAmerica Credit Facilities. Furthermore, we expect that an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as administrative agent under the Senior Secured Credit Facilities, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC will act as joint lead arrangers and joint bookrunners under the Senior Secured Credit Facilities and that affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC will be lenders under the Senior Secured Credit Facilities. Each of the underwriters is also acting as an underwriter in the concurrent Units Offering. See “The Transactions—Financing Transactions”.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the selling stockholder, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. None of the Company, the selling stockholder nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company, the selling stockholder or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common shares has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

A.	you confirm and warrant that you are either:

(a)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(b)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(c)	a person associated with the company under section 708(12) of the Corporations Act; or

(d)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

B.	you warrant and agree that you will not offer any of the common shares for resale in Australia within 12 months of that common shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

LEGAL MATTERS

The validity of the shares of our Class A Common Stock will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York, and for the underwriters by Davis Polk & Wardwell LLP, New York, New  York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to Genesee & Wyoming’s Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of RailAmerica, Inc. appearing in RailAmerica, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of RailAmerica, Inc.’s internal control over financial reporting as of December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We and RailAmerica each file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any documents we and RailAmerica file with the SEC at its public reference room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Genesee & Wyoming’s Class A Common Stock is listed on the New York Stock Exchange, and reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. After the completion of the Merger, RailAmerica will no longer file annual, quarterly and current reports, proxy statements and other information with the SEC.

The SEC allows us to “incorporate by reference” the information in the documents that we and RailAmerica file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and accompanying prospectus. Information in this prospectus supplement supersedes information incorporated by reference that we and RailAmerica filed with the SEC prior to the date of this prospectus supplement, while information that we and RailAmerica file later with the SEC will automatically update and supersede this information. Information furnished under Item 2.02 or Item 7.01 of our Current Reports on Form 8-K and RailAmerica’s Current Reports on Form 8-K is not incorporated by reference in this prospectus supplement and the accompanying prospectus.

All documents filed by Genesee & Wyoming pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus supplement and prior to the termination of the offering made by this prospectus supplement are to be incorporated herein by reference (other than information furnished under Items 2.02 or 7.01 of Form 8-K).

•

Our Annual Report on Form 10-K for the year ended December 31, 2011 (filed on February 27, 2012), including the information specifically incorporated by reference in our Annual Report on Form 10-K from our Definitive Proxy Statement on Schedule 14A (filed on April 10, 2012);

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012 (filed on May 7, 2012 and August 7, 2012, respectively);

•

Our Current Reports on Form 8-K filed on February 3, 2012, March 1, 2012, May 23, 2012, June 8, 2012, July 23, 2012 (other than Item 7.01 and Item 9.01—Exhibit 99.2), August 2, 2012 (only with respect to Item 5.02), September 10, 2012 and September 12, 2012; and

•	The description of our Class A Common Stock contained in our Registration Statement on Form 8-A (File No. 001-31456) filed on September 23, 2002.

The representations, warranties and covenants of RailAmerica contained in the Merger Agreement have been made solely for the benefit of Genesee & Wyoming and Merger Sub. In addition, such representations, warranties and covenants (a) have been made only for purposes of the Merger Agreement, (b) have been qualified by (i) matters specifically disclosed in any reports filed by RailAmerica with the SEC prior to the date of the Merger Agreement and (ii) confidential disclosures made to Genesee & Wyoming and Merger Sub in the disclosure letter delivered in connection with the Merger Agreement, (c) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (e) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of RailAmerica or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in RailAmerica’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding RailAmerica that is or will be contained in, or incorporated by reference into, this prospectus supplement.

All documents filed by RailAmerica pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus supplement and prior to the termination of the offering made by this prospectus supplement are to be incorporated herein by reference (other than information furnished under Items 2.02 or 7.01 of Form 8-K).

•	RailAmerica’s Annual Report on Form 10-K for the year ended December 31, 2011 (filed on February 23, 2012);

•	RailAmerica’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012 (filed on April 26, 2012 and July 26, 2012, respectively); and

•	RailAmerica’s Current Report on Form 8-K filed on September 7, 2012.

We make available any documents that we file with the SEC free of charge on our website at http://www.gwrr.com as soon as reasonably practicable after we electronically file such documents. Information contained on or accessible through our website is not, and should not be deemed to be, a part of this prospectus supplement or the accompanying prospectus. In addition, you may request a copy of these documents, including the documents that are incorporated by reference in this prospectus supplement, at no cost by writing or telephoning us at the following address or telephone number:

Genesee & Wyoming Inc.

66 Field Point Road

Greenwich, CT 06830

Attention: Allison M. Fergus, Esq.

Telephone: (203) 629-3722

PROSPECTUS

Genesee & Wyoming Inc.

Debt Securities

Preferred Stock

Class A Common Stock

Warrants

Depositary Shares

Stock Purchase Contracts

Stock Purchase Units

Units

We may offer and sell debt securities, shares of preferred stock, shares of Class A common stock, par value $0.01 per share (Class A Common Stock), warrants, depositary shares, stock purchase contracts, stock purchase units or units, comprised of two or more of any of the securities referred to herein in any combination, or any combination thereof, from time to time in amounts, at prices and on other terms to be determined at the time of offering.

In addition, selling stockholders to be named in a prospectus supplement may offer and sell from time to time shares of our Class A Common Stock in such amounts, at prices and on other terms to be determined at the time of the offering and as set forth in a prospectus supplement. We will not receive any proceeds from the sale of shares of our Class A Common Stock by any selling stockholders.

We and the selling stockholders, if any, will provide the specific terms and offering price of these securities in supplements to this prospectus to the extent those terms are not described in this prospectus or are different from the terms described in this prospectus. The prospectus supplements may also add to, update or change information contained in this prospectus. In addition, we may supplement, update or change any of the information contained in this prospectus by incorporating information by reference in this prospectus.

You should read this prospectus, the supplements to this prospectus and any incorporated documents carefully before you invest in any of our securities. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

We and the selling stockholders, if any, may offer these securities directly to investors, through agents, underwriters or dealers on a continued or delayed basis. Each prospectus supplement will provide the terms of the plan of distribution relating to each series of securities.

Investing in our debt securities, shares of preferred stock, shares of Class A Common Stock, warrants, depositary shares, stock purchase contracts, stock purchase units or units involves risks. You should carefully consider the risk factors referred to on page 6 of this prospectus, in any applicable prospectus supplement and in the documents incorporated or deemed incorporated by reference in this prospectus before investing in our debt securities, shares of preferred stock, shares of Class A Common Stock, warrants, depositary shares, stock purchase contracts, stock purchase units or units.

Our Class A Common Stock is listed on the New York Stock Exchange under the symbol “GWR.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 12, 2012.

Forward-Looking Statements

This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding future events and future performance of Genesee & Wyoming Inc. Words such as “anticipates,” “intends,” “plans,” “believes,” “seeks,” “expects,” “estimates,” “trends,” “outlook,” variations of these words and similar expressions are intended to identify these forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to forecast. Actual results may differ materially from those expressed or forecast in these forward-looking statements. Examples of factors that could cause actual results to vary from those expressed in forward-looking statements include all statements that are not historical in nature, including statements regarding:

•	the industry and markets, including their outlook, in which we operate and our competitive position;

•

the impact of political, social or economic conditions (including commodity demand associated with the industrialization of developing economies) on our results and our susceptibility to downturns in the general economy;

•	our operations, competitive position, growth strategy and prospects;

•

our ability to complete, integrate and benefit from acquisitions, including our pending acquisition of RailAmerica, Inc., investments, joint ventures and strategic alliances, and the challenges associated with managing rapid growth and operating a global business with decentralized management and operations;

•	our indebtedness and our ability to fulfill our obligations under such indebtedness;

•	the imposition of operational restrictions as a result of covenants in our debt agreements;

•

our susceptibility to severe weather conditions, climate change and other natural occurrences, which could result in shutdowns, derailments, other substantial disruptions of operations or impacts on our customers;

•

governmental policies, legislative and regulatory developments affecting our railroad operations or the operations of our customers, including the passage of new legislation, rulings by the Surface Transportation Board and the Federal Railroad Administration, as well as the actions of the Railroad Retirement Board in the United States and the actions of the governmental entities in the foreign jurisdictions where we operate;

•	our relationships with Class I railroads and other connecting carriers for our operations;

•	our ability to obtain railcars and locomotives from other providers on which we are currently dependent;

•	competition from numerous sources, including those relating to geography, substitute products, other modes of transportation and other rail operators;

•	changes in foreign exchange policy or rates;

•	strikes, work stoppages or unionization efforts by our employees or in the rail network;

•	our ability to attract, retain and develop a sufficient number of skilled employees, including senior leadership in the various geographies in which we operate;

•	our obligation as a common carrier to transport hazardous materials by rail;

•	the occurrence of losses or other liabilities which are not covered by insurance or which exceed our insurance limits, or which cause our self-insured retentions or insurance premiums to rise;

•	rising fuel costs or constraints in fuel supply;

•	customer retention and contract continuation;

•	our exposure to the credit risk of customers and counterparties;

•	our ability to manage our growth effectively;

•	our funding needs and financing sources, including our ability to obtain government funding for capital projects;

•	acts of terrorism and anti-terrorism measures;

•

the effects of market and regulatory responses to environmental, health and safety law changes, as well as the effects of violations of, or liabilities under, new or existing environmental, health and safety laws, regulations and requirements;

•	our susceptibility to various legal claims and lawsuits; and

•	our susceptibility to risks associated with doing business in foreign countries.

The areas in which there is risk and uncertainty are further described in documents that we file from time to time with the Securities and Exchange Commission (the “SEC”), which contain additional important factors that could cause actual results to differ from current expectations and from the forward-looking statements contained herein. Readers of this document are cautioned that our forward-looking statements are not guarantees of future performance and our actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

In light of the risks, uncertainties and assumptions associated with forward-looking statements, you should not place undue reliance on any forward-looking statements. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed or incorporated by reference in this prospectus or any accompanying prospectus supplement not to occur.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about their companies without fear of litigation. We are taking advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act in connection with the forward-looking statements included or incorporated by reference in this prospectus and any accompanying prospectus supplement.

Our forward-looking statements speak only as of the date of this prospectus or as of the date they are made, and we undertake no obligation to update our forward-looking statements whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

Where You Can Find More Information About Us

We file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any documents we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

The SEC allows us to “incorporate by reference” the information in the documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. Information furnished under Item 2.02 or Item 7.01 of our Current Reports on Form 8-K is not incorporated by reference in this prospectus.

We incorporate by reference the documents listed below and any documents we file in the future with the SEC subsequent to the date of this prospectus under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we and the selling stockholders, if any, sell all of the securities that we have registered for sale under the registration statement of which this prospectus forms a part.

•

The Annual Report on Form 10-K for the year ended December 31, 2011 (filed on February 27, 2012), including the information specifically incorporated by reference in our Annual Report on Form 10-K from our Definitive Proxy Statement on Schedule 14A (filed on April 10, 2012);

•	The Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012 (filed on May 7, 2012 and August 7, 2012, respectively);

•

The Current Reports on Form 8-K filed on February 3, 2012, March 1, 2012, May 23, 2012, June 8, 2012, July 23, 2012 (other than Item 7.01 and Item 9.01 – Exhibit 99.2), August 2, 2012 (only with respect to Item 5.02), September 10, 2012 and September 12, 2012; and

•	The description of our Class A Common Stock contained in our Registration Statement on Form 8-A (File No. 001-31456) filed on September 23, 2002.

We make available any documents that we file with the SEC free of charge on our website at http://www.gwrr.com as soon as reasonably practicable after we electronically file such documents with the SEC. Information contained on or accessible through our website is not, and should not be deemed to be, a part of this prospectus or the accompanying prospectus supplement. In addition, you may request a copy of these documents, including the documents that are incorporated by reference in this prospectus, at no cost by writing or calling us at the following address or phone number.

Genesee & Wyoming Inc.

66 Field Point Road

Greenwich, CT 06830

Attention: Corporate Communications

Telephone: (203) 629-3722

We and the selling stockholders, if any, have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful.

Summary

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and does not contain all of the information that may be important to you. This prospectus provides you with a general description of the securities we may offer. Each time we or the selling stockholders, if any, sell securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and other terms of the securities being offered. The prospectus supplement and the documents incorporated by reference herein may also add, update or change information contained in this prospectus. If this prospectus is inconsistent with the prospectus supplement, you should rely on the prospectus supplement. To understand the terms of our securities, you should carefully read this document with the applicable prospectus supplement. Together, these documents will give the specific terms of the securities we are offering. You should also read the documents we have incorporated by reference in this prospectus described above under “Where You Can Find More Information About Us.” Unless the context otherwise indicates, the terms “Genesee & Wyoming,” “we,” “us” or “our” mean Genesee & Wyoming Inc. and its consolidated subsidiaries.

The Securities We May Offer

This prospectus is part of a registration statement that we filed with the SEC using the automatic shelf registration process. Under the automatic shelf registration process, we may offer from time to time, in one or more offerings, an unlimited amount of any of the following securities:

•	debt securities;

•	preferred stock;

•	Class A Common Stock;

•	warrants;

•	depositary shares;

•	stock purchase contracts and stock purchase units; and

•	units, comprised of two or more of any of the securities referred to herein in any combination.

The selling stockholders, if any, may also offer from time to time, in one or more offerings, shares of our Class A Common Stock.

Debt Securities

We may offer unsecured general obligations, which may be either senior, senior subordinated or subordinated, and may be convertible into shares of our Class A Common Stock or shares of our preferred stock. In this prospectus, we refer to our senior debt securities, senior subordinated securities and subordinated debt securities together as “our debt securities.” The senior debt securities will have the same rank as all of our other unsecured and unsubordinated debt. The senior subordinated debt securities and the subordinated debt securities will be entitled to payment only after payment of our senior debt, including amounts under our current or future senior credit facilities.

Our debt securities will be issued under one of two indentures each between us and a trustee. We have summarized general features of our debt securities under “Description of Our Debt Securities.” We encourage you to read the indentures, the form of each of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Preferred Stock

We may issue shares of our preferred stock, $0.01 par value per share, in one or more series. Our Board of Directors will determine the dividend, voting, conversion and other rights of the series of preferred stock being offered.

Class A Common Stock

We may issue shares of our Class A Common Stock. Holders of shares of our Class A Common Stock are entitled to receive dividends when declared by our Board of Directors, subject to the rights of holders of our preferred stock. Each holder of our Class A Common Stock is entitled to one vote per share. Except as described herein, the holders of our Class A Common Stock have no preemptive rights or cumulative voting rights. See “Description of Our Capital Stock” for a more complete discussion of dividend, voting and conversion rights with respect to our outstanding shares of Class A Common Stock and our Class B common stock, par value $0.01 per share (Class B Common Stock).

Warrants

We may issue warrants to purchase debt securities, preferred stock, Class A Common Stock or any combination of these securities, and these warrants may be issued by us independently or together with any underlying securities and may be attached or separate from the underlying securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. We have summarized general features of our warrants under “Description of Our Warrants.” Further terms of the warrants and the applicable warrant agreement will be stated in the applicable prospectus supplement. The description of our warrants below under “Description of Our Warrants” and any description of the warrants in a prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the warrant agreement, the form of which will be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

Depositary Shares

We may offer depositary shares evidenced by depositary receipts. Each depositary share represents a fraction or a multiple of a share of a particular series of preferred stock issued and deposited with a depositary. The fraction or the multiple of a share of preferred stock which each depositary share represents will be set forth in the applicable prospectus supplement.

Stock Purchase Contracts and Stock Purchase Units

We may issue stock purchase contracts representing contracts obligating holders to purchase from us and for us to sell to the holders shares of Class A Common Stock or shares of preferred stock at a future date or dates. The price per share of Class A Common Stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts.

The stock purchase contracts may be issued separately or as a part of units, often known as stock purchase units, consisting of a stock purchase contract and either (1) debt securities issued by us or (2) debt obligations of third parties, which may or may not secure the holder’s obligations to purchase the Class A Common Stock or preferred stock under the stock purchase contracts.

Units

We may issue units consisting of one or more warrants, debt securities, shares of Class A Common Stock, preferred stock, depositary shares, stock purchase contracts or stock purchase units or any combination of such securities.

Risk Factors

Investing in our debt securities, shares of preferred stock, shares of Class A Common Stock, warrants, depositary shares, stock purchase contracts, stock purchase units or units involves risks. Before you make a decision to buy any of these securities, in addition to the risks and uncertainties discussed above under “Forward-Looking Statements,” you should carefully read and consider the risks and uncertainties and the risk factors set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and our quarterly reports on Form 10-Q for the quarterly periods subsequent thereto, which are incorporated by reference in this prospectus, and under the caption “Risk Factors” or any similar caption in the other documents and reports that we file with the SEC after the date of this prospectus that are incorporated or deemed to be incorporated by reference in this prospectus as well as any risks described in any applicable prospectus supplement or free writing prospectus that we provide you in connection with an offering of our securities pursuant to this prospectus. Additionally, the risks and uncertainties discussed in this prospectus or in any document incorporated by reference into this prospectus are not the only risks and uncertainties that we face, and our business, financial condition, liquidity and results of operations could be materially adversely affected by other matters that are not known to us or that we currently do not consider to be material.

About Genesee & Wyoming Inc.

We operate short line and regional freight railroads and provide railcar switching services in the United States, Australia, Canada, the Netherlands and Belgium. In addition, we operate a longer-haul railroad that runs approximately 1,400 miles between Tarcoola in South Australia and Darwin in the Northern Territory of Australia. We operate in 30 states in the United States, four Australian states, one Australian territory and three Canadian provinces and provide rail service at 17 ports in North America and Europe. Our corporate predecessor was founded in 1899 as a 14-mile rail line serving a single salt mine in upstate New York. As of June 30, 2012, we operated over approximately 7,600 miles of owned, jointly owned or leased track (inclusive of the Tarcoola to Darwin rail line operated under a concession agreement) and 1,405 additional miles under other contractual track access arrangements. Based on North American track miles, we believe that we are the second largest operator of short line and regional freight railroads in North America.

By focusing our corporate and regional management teams on improving our return on invested capital, we intend to continue to increase our earnings and cash flow. In addition, we expect that acquisitions will adhere to our return on capital expectations and that existing operations will strive to improve year-over-year financial returns and safety performance.

Our principal executive offices are located at 66 Field Point Road, Greenwich, CT 06830, and our telephone number is (203) 629-3722.

Ratios of Earnings to Fixed Charges

The following table shows our consolidated ratios of earnings to fixed charges for the six months ended June 30, 2012 and for each of the five most recent fiscal years ended on December 31:

	Six Months Ended June 30, 2012	Years Ended December 31,
		2011	2010	2009	2008	2007
Ratio of earnings to fixed charges (1)	5.0	4.3	4.8	3.4	4.7	4.8

(1)	Our ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated above are the same as our ratios of earnings to fixed charges set forth above because we had no shares of preferred stock outstanding during the periods indicated and currently have no shares of preferred stock outstanding. For the purposes of the table above, fixed charges include interest expense on all debt, capitalized interest, amortization of deferred debt issuance costs and the portion of rental expense on operating leases which management believes is attributable to interest.

Use of Proceeds

Unless otherwise indicated in the prospectus supplement, we will use all or a portion of the net proceeds from the sale of our securities offered by this prospectus and the prospectus supplement for general corporate purposes.

We will not receive any of the proceeds from the sale of shares of our Class A Common Stock by the selling stockholders, if any. The selling stockholders will receive all of the net proceeds from the sale of the shares of Class A Common Stock by the selling stockholders.

Description of Our Debt Securities

Any of our debt securities issued under this prospectus will be our direct, unsecured general obligations. Our debt securities will be either senior debt securities (Senior Debt Securities), senior subordinated debt securities (Senior Subordinated Debt Securities) or subordinated debt securities (Subordinated Debt Securities).

The Senior Debt Securities will be issued under an indenture between us and a U.S. banking institution (a Trustee), and the Senior Subordinated Debt Securities and the Subordinated Debt Securities will be issued under separate indentures between us and a Trustee. The Trustee for each series of our debt securities will be identified in the applicable prospectus supplement. Senior Debt Securities will be issued under a “Senior Indenture” and Senior Subordinated Debt Securities and Subordinated Debt Securities will be issued under a “Subordinated Indenture”, in each case, as supplemented and/or amended by one or more supplemental indentures. Together the Senior Indenture and the Subordinated Indenture are called the “Indentures” and each an “Indenture”.

Our debt securities may be issued from time to time in one or more series. The particular terms of each series that is offered by a prospectus supplement will be described in the applicable prospectus supplement and such terms will supplement and, if applicable, modify the general terms described in this prospectus.

We have summarized selected provisions of the Indentures below. The summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement of which this prospectus forms a part and you should read the Indentures for provisions that may be important to you. Whenever we refer to this prospectus or in the prospectus supplement to defined terms of the Indentures, those defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in this summary have the meanings specified in the Indentures.

General

The debt securities will be our direct, unsecured general obligations. The Senior Debt Securities will rank equally with all of our other unsecured and unsubordinated indebtedness. The Senior Subordinated Securities will be subordinated in right of payment to the prior payment in full of our Senior Indebtedness (including the Senior Debt Securities) as described under “Subordination” below and in the prospectus supplement applicable to any Senior Subordinated Debt Securities. The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of our Senior Indebtedness (including the Senior Debt Securities) and Senior Subordinated Indebtedness (including the Senior Subordinated Debt Securities) as described under “Subordination” below and in the prospectus supplement applicable to any Subordinated Debt Securities.

The Indentures provide that our debt securities may be issued without limit as to aggregate principal amount, in one or more series, and in any currency or currency units, in each case as established from time to time in or under the authority granted by a resolution of our Board of Directors or as established in one or more supplemental indentures. All debt securities of one series need not be issued at the same time, and may vary as to interest rate, maturity and other provisions and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series.

A prospectus supplement will include the terms of any debt securities being offered (Offered Debt Securities), including the covenants, if any, that will apply to the particular Offered Debt Securities. These terms will include some or all of the following:

•	the title of the Offered Debt Securities;

•	whether the Offered Debt Securities are Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities;

•	the total principal amount of the Offered Debt Securities;

•	the dates on which the principal of the Offered Debt Securities will be payable;

•	the interest rate, which may be fixed or variable, of the Offered Debt Securities and the interest payment dates for the Offered Debt Securities;

•	the places where payments on the Offered Debt Securities will be payable;

•	any terms upon which the Offered Debt Securities may be redeemed at our option;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Offered Debt Securities;

•	whether the Offered Debt Securities are defeasible;

•	any addition to or change in the Events of Default;

•	if convertible into shares of our Class A Common Stock or any of our other securities, the terms on which such Offered Debt Securities are convertible;

•	any addition to or change in the covenants in the applicable Indenture; and

•	any other terms of the Offered Debt Securities not inconsistent with the provisions of the applicable Indenture.

If so provided in the applicable prospectus supplement, we may issue our debt securities at a discount below their principal amount and pay less than the entire principal amount of our debt securities upon declaration of acceleration of their maturity (Original Issue Discount Securities). The applicable prospectus supplement will describe the material U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities.

The general provisions of the Indentures do not contain any provisions that would limit our ability or the ability of our subsidiaries to incur indebtedness or that would afford holders of our debt securities protection in the event of a highly leveraged or similar transaction involving us or any of our subsidiaries. Please refer to the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions, if any, to the “Events of Default” described below that are applicable to the Offered Debt Securities or any covenants or other provisions providing event risk or similar protection.

Form, Exchange and Transfer

The debt securities of each series will be issuable only in fully registered form, without coupons. Unless otherwise indicated in the applicable prospectus supplement, the securities will be issued in denominations of $1,000 each or multiples thereof.

Subject to the terms of the applicable Indenture and the limitations applicable to global securities, debt securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for that purpose, without the payment of any service charge except for any tax or governmental charge.

Global Securities

The debt securities of any series may be issued, in whole or in part, by one or more global certificates that will be deposited with the depositary identified in the applicable prospectus supplement.

No global security may be exchanged in whole or in part for the debt securities registered in the name of any person other than the depositary for that global security or any nominee of that depositary unless:

•	the depositary is unwilling or unable to continue as depositary;

•	an Event of Default has occurred and is continuing; or

•	as otherwise provided in the applicable prospectus supplement.

Unless otherwise stated in any prospectus supplement, The Depository Trust Company (DTC) will act as depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through records maintained by DTC and its participants.

Payment

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name that debt security is registered at the close of business on the regular record date for that interest payment.

Unless otherwise indicated in the applicable prospectus supplement, principal, interest and any premium on our debt securities will be paid at designated places. However, at our option, payment may be made by check mailed to the persons in whose names our debt securities are registered on days specified in the applicable Indenture or any prospectus supplement.

Events of Default

Unless otherwise specified in the applicable prospectus supplement, each of the following will constitute an event of default (Event of Default) under the Indentures with respect to our debt securities of any series:

•

default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (whether or not, in the case of the Senior Subordinated Debt Securities or Subordinated Debt Securities, prohibited by the subordination provisions described under “—Subordination” below);

•

default in the payment of the principal of and premium, if any, on any debt security of that series at its Maturity (whether or not, in the case of the Senior Subordinated Debt Securities or Subordinated Debt Securities, prohibited by the subordination provisions described under “—Subordination” below);

•	default in the deposit of any sinking fund payment, when and as due by the terms of a debt security of that series;

•

default in the performance, or breach, of any covenant or warranty in the applicable Indenture, other than a covenant or warranty a default in whose performance or whose breach is elsewhere specifically dealt with or which expressly has been included in the applicable Indenture solely for the benefit of debt securities of a series other than that series, and continuance of such default or breach for a period of 30 days after there has been given by registered or certified mail, to us by the applicable Trustee or to us and the applicable Trustee by the holders of at least 25% in principal amount of the outstanding debt securities of that series, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default”;

•

failure by us to pay final judgments aggregating in excess of $2,000,000 (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days;

•	certain events of bankruptcy, insolvency or reorganization with respect to us; or

•	any other Event of Default provided with respect to debt securities of that series.

If you are a holder of Senior Subordinated Debt Securities or Subordinated Debt Securities, all remedies available upon the occurrence of an event of default under the applicable indenture will be subject to the restrictions on the Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be, described below under “—Subordination” and/or the applicable prospectus supplement.

Each Indenture requires us to file with the applicable Trustee, annually, an officers’ certificate as to our compliance with all conditions and covenants under the applicable Indenture. Each Indenture provides that the applicable Trustee may withhold notice to the holders of a series of debt securities of any default, except payment defaults on those debt securities, if it considers such withholding to be in the interest of the holders of that series of debt securities.

Subject to any terms or conditions specified in the applicable prospectus supplement, if an Event of Default with respect to our debt securities of any series at the time outstanding occurs and is continuing, then in every case the applicable Trustee or the holders of not less than 25% in principal amount of our outstanding debt securities of that series may declare the principal amount, or, if any debt securities of that series are Original Issue Discount Securities, that portion of the principal amount of those Original Issue Discount Securities as may be specified in the terms of those Original Issue Discount Securities, of all our debt securities of that series to be due and payable immediately, by a notice in writing to us, and to the applicable Trustee if given by holders, and upon any such declaration that principal amount, or specified amount, plus accrued and unpaid interest, and premium, if any, will become immediately due and payable. Upon payment of that amount in the currency in which such debt securities are denominated (except as otherwise provided in the applicable Indenture or specified in the prospectus supplement), all of our obligations in respect of the payment of principal of the debt securities of that series will terminate.

Subject to any terms or conditions specified in the applicable prospectus supplement, if an Event of Default results from bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of a series, or that portion of the principal amount of such debt securities as may be specified in a prospectus supplement, will automatically become immediately due and payable.

Subject to the provisions of each Indenture relating to the duties of the applicable Trustee, in case an Event of Default with respect to our debt securities of a particular series occurs and is continuing, the applicable Trustee will be under no obligation to exercise any of its rights or powers under that Indenture at the request, order or direction of any of the holders of debt securities of that series, unless the holders have offered to the applicable Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with such request or direction. Subject to the provisions for the indemnification of the applicable Trustee, the holders of a majority in principal amount of our outstanding debt securities of that series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee under the applicable Indenture, or exercising any trust or power conferred on the applicable Trustee with respect to our debt securities of that series.

At any time after a declaration of acceleration with respect to any series of our debt securities has been made and before a judgment or decree for payment of the money due has been obtained by the applicable Trustee as provided in the applicable Indenture, the holders of a majority in principal amount of our outstanding debt securities of that series, by written notice to us and the applicable Trustee, may rescind and annul such declaration and its consequences, subject to any terms or conditions specified in the applicable prospectus supplement.

Merger or Consolidation

Subject to any terms or conditions specified in the applicable prospectus supplement, each Indenture provides that we may not consolidate with or merge with or into or wind up into, whether or not we are the surviving corporation, or sell, assign, convey, transfer or lease our properties and assets substantially as an entirety to any Person, unless:

•

the successor corporation formed by the consolidation or into which we are merged or the Person which acquires by conveyance or transfer, or which leases our properties and assets substantially as an entirety, is an entity organized and existing under the laws of the United States or any State or territory thereof or the District of Columbia and expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and premium, if any, and interest on all our debt securities issued under the applicable Indenture and the performance of every covenant in the applicable Indenture on our part to be performed or observed;

•

immediately after giving effect to such transaction, no Event of Default under the applicable Indenture, and no event which, after notice or lapse of time, or both, would become an Event of Default, has happened and is continuing; and

•	the other conditions as may be specified in the applicable prospectus supplement are satisfied.

Modification or Waiver

Subject to any terms or conditions specified in the applicable prospectus supplement, without prior notice to or consent of any holders, we and the applicable Trustee, at any time and from time to time, may modify the applicable Indenture for any of the following purposes:

•

to evidence the succession of another corporation to our rights and the assumption by that successor of our covenants and obligations under the applicable Indenture and under our debt securities issued thereunder in accordance with the terms of the applicable Indenture;

•

to add to our covenants for the benefit of the holders of all or any series of our debt securities, and if those covenants are to be for the benefit of less than all series, stating that those covenants are expressly being included solely for the benefit of that series, or to surrender any of our rights or powers under the applicable Indenture;

•

to add any additional Events of Default, and if those Events of Default are to be applicable to less than all series, stating that those Events of Default are expressly being included solely to be applicable to that series;

•

to change or eliminate any of the provisions of the applicable Indenture, provided that any such change or elimination will become effective only when there is no outstanding debt security issued thereunder of any series created prior to such modification which is entitled to the benefit of such provision and as to which such modification would apply;

•

to secure the debt securities issued thereunder or to provide that any of our obligations under the debt securities or the applicable Indenture shall be guaranteed and the terms and conditions for the release or substitution of the security or guarantee;

•

to supplement any of the provisions of the applicable Indenture to the extent necessary to permit or facilitate the defeasance and discharge of any series of debt securities, provided that any such action will not adversely affect the interests of the holders of debt securities of that series or any other series of debt securities issued under the applicable Indenture in any material respect;

•	to establish the form or terms of debt securities as permitted by the applicable Indenture;

•

to evidence and provide for the acceptance of appointment thereunder by a successor Trustee with respect to one or more series of debt securities and to add to or change any of the provisions of the applicable Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; or

•

to cure any ambiguity, to correct or supplement any provision in the applicable Indenture which may be defective or inconsistent with any other provision therein, to eliminate any conflict between the terms of the applicable Indenture and the debt securities issued thereunder and the Trust Indenture Act (the TIA) or to make any other provisions with respect to matters or questions arising under the applicable Indenture which will not be inconsistent with any provision of the applicable Indenture; provided those other provisions do not adversely affect the interests of the holders of our outstanding debt securities of any series created thereunder prior to such modification in any material respect.

With the written consent of the holders of not less than a majority in principal amount of the outstanding debt securities of each series affected by such modification voting separately, we and the applicable Trustee may modify the applicable Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the applicable Indenture or of modifying in any manner the rights of the holders of debt securities under the applicable Indenture; provided, however, that such modifications may not, without the consent of the holder of each outstanding debt security of each series affected, modify the principal or interest terms, reduce the percentage required for modifications or otherwise conflict with the required provisions of the TIA or make those changes or modifications specified in the applicable prospectus supplement as requiring the consent of the holder of each outstanding debt security for each series affected.

A modification which changes or eliminates any covenant or other provision of the applicable Indenture with respect to one or more particular series of debt securities or which modifies the rights of the holders of debt securities of that series with respect to that covenant or other provision, will be deemed not to affect the rights under the applicable Indenture of the holders of debt securities of any other series.

Each of the Indentures provides that the holders of not less than a majority in aggregate principal amount of the then outstanding debt securities of any series, by notice to the relevant Trustee, may on behalf of the holders of the debt securities of that series waive any Default or Event of Default and its consequences under the applicable Indenture, except:

•	a continuing Default or Event of Default in the payment of interest on, premium, if any, or the principal of, any such debt security held by a non-consenting holder; or

•	a default in respect of a covenant or provision hereof which cannot be modified or amended without the consent of the holder of each outstanding debt security of each series affected.

Senior Debt Securities

The Senior Debt Securities will be unsecured senior obligations and will rank equally with all other senior unsecured and unsubordinated debt. The Senior Debt Securities will, however, be subordinated in right of payment to all of our secured indebtedness to the extent of the value of the assets securing that indebtedness. Except as provided in the Senior Indenture or specified in any authorizing resolution or supplemental indenture relating to a series of Senior Debt Securities to be issued, no Senior Indenture will limit the amount of additional indebtedness that may rank equally with the Senior Debt Securities or the amount of indebtedness, secured or otherwise, that may be incurred or preferred stock that may be issued by any of our subsidiaries. Any such limitations will also be described in the applicable prospectus supplement.

Subordination

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of, and premium, if any, and interest on the Senior Subordinated Debt Securities and Subordinated Debt Securities will be subordinated to the extent provided in the Subordinated Indenture or the Senior Subordinated Indenture, as applicable, and as described in the applicable prospectus supplement, in right of payment to the prior payment in full of all Senior Indebtedness, including Senior Debt Securities and, in the case of, the Subordinated Debt Securities only, the Senior Subordinated Debt Securities, but our obligation to make payment of principal (and premium, if any) or interest on the Senior Subordinated Debt Securities and Subordinated Debt Securities will not otherwise be affected. The Senior Subordinated Debt Securities will rank senior to all existing and future Indebtedness that is neither Senior Indebtedness nor Senior Subordinated Indebtedness and only Indebtedness that is Senior Indebtedness will rank senior to the Senior Subordinated Debt Securities in accordance with the subordination provisions of the Senior Subordinated Debt Indenture.

Unless otherwise indicated in a prospectus supplement, no payment on account of principal (and premium, if any), sinking funds or interest may be made on the Senior Subordinated Debt Securities or the Subordinated

Debt Securities at any time when there is a default in the payment of principal (and premium, if any), interest or certain other obligations on Senior Indebtedness relative to the applicable Offered Debt Securities. In addition, the prospectus supplement for each series of Senior Subordinated Debt Securities or Subordinated Debt Securities may provide that payments on account of principal, any premium, if any, or interest in respect of such Senior Subordinated Debt Securities or Subordinated Debt Securities may be delayed or not paid under the circumstances and for the periods specified in that prospectus supplement. Unless otherwise indicated in a prospectus supplement, in the event that, notwithstanding the foregoing, any payment by us described in the foregoing sentence is received by the Trustee under the Subordinated Indenture or the holders of any of the Senior Subordinated Debt Securities or the Subordinated Debt Securities before all Senior Indebtedness relative to such Offered Debt Securities is paid in full, that payment or distribution will be paid over to the holders of such Senior Indebtedness or on their behalf for application to the payment of all such Senior Indebtedness remaining unpaid until all such Senior Indebtedness have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. Subject to payment in full of Senior Indebtedness relative to the applicable Offered Debt Securities, the holders of the Senior Subordinated Debt Securities and the Subordinated Debt Securities will be (as applicable) subrogated to the rights of the holders of the Senior Indebtedness relative to such Offered Debt Securities to the extent of payments made to the holders of such Senior Indebtedness out of the distributive share of the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as applicable.

By reason of this subordination, in the event of a distribution of assets upon insolvency, holders of Senior Indebtedness and certain of our general creditors may recover more, ratably, than holders of the Senior Subordinated Debt Securities or the Subordinated Debt Securities. The Subordinated Indenture provide that the subordination provisions will not apply to money and securities held in trust under the satisfaction and discharge and the legal defeasance provisions of the Subordinated Indenture.

If this prospectus is being delivered in connection with the offering of a series of Senior Subordinated Debt Securities or Subordinated Debt Securities, the accompanying prospectus supplement or the information incorporated by reference therein will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date. “Indebtedness” and “Senior Indebtedness” with respect to any series of Senior Subordinated Debt Securities or Subordinated Debt Securities will have the meaning specified in the applicable prospectus supplement for that series. “Senior Subordinated Indebtedness” is defined in the Senior Subordinated Debt Indenture as the applicable Senior Subordinated Debt Securities and any other Indebtedness that ranks pari passu with such Senior Subordinated Debt Securities. Any Indebtedness that is subordinate or junior by its terms in right of payment to any other Indebtedness will be subordinate to Senior Subordinated Indebtedness, unless the instrument creating or evidencing the same of pursuant to which the same is outstanding specifically provides that this Indebtedness is to rank pari passu with other Senior Subordinated Indebtedness and is not subordinated by its terms to any Indebtedness that is not Senior Indebtedness.

Discharge, Legal Defeasance and Covenant Defeasance

The applicable Indenture with respect to the debt securities of any series may be discharged, subject to the terms and conditions as specified in the applicable prospectus supplement when either:

•	all debt securities, with the exceptions provided for in the Indenture, of that series have been delivered to the applicable Trustee for cancellation;

•	all debt securities of that series not theretofore delivered to the applicable Trustee for cancellation:

•	have become due and payable;

•	will become due and payable at their Stated Maturity within one year; or

•	are to be called for redemption within one year; or

•	certain events or conditions occur as specified in the applicable prospectus supplement.

In addition, each series of debt securities may provide additional or different terms or conditions for the discharge or defeasance of some or all of our obligations as may be specified in the applicable prospectus supplement.

If provision is made for the defeasance of debt securities of a series, and if the debt securities of that series are registered securities and denominated and payable only in U.S. dollars, then the provisions of each Indenture relating to defeasance will be applicable except as otherwise specified in the applicable prospectus supplement for debt securities of that series. Defeasance provisions, if any, for debt securities denominated in a foreign currency or currencies may be specified in the applicable prospectus supplement.

At our option, either (1) we will be deemed to have been discharged from our obligations with respect to debt securities of any series, i.e. the “legal defeasance option,” or (2) we will cease to be under any obligation to comply with certain provisions of the applicable Indenture with respect to certain covenants, if any, specified in the applicable prospectus supplement with respect to debt securities of any series, i.e. the “covenant defeasance option,” at any time after the conditions set forth in the applicable prospectus supplement have been satisfied.

Conversion Rights

The terms and conditions, if any, upon which Offered Debt Securities are convertible into shares of our Class A Common Stock will be set forth in the prospectus supplement relating thereto. These terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holder or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of those Offered Debt Securities.

Corporate Existence

Subject to the terms of the applicable Indenture and as set forth in the applicable prospectus supplement, we will do or cause to be done all things necessary to preserve and keep in full force and effect our corporate existence, charter and statutory rights and franchises; provided, however, that we will not be required to preserve any right or franchise if we determine that the preservation thereof is no longer desirable in the conduct of our business.

Governing Law

The Indentures and our debt securities will be governed by, and construed in accordance with, the law of the State of New York.

Description of Our Capital Stock

In this section, we describe the material features and rights of our capital stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to applicable Delaware law and our restated certificate of incorporation and by-laws, each of which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information About Us”.

In General

Our authorized capital stock consists of 180,000,000 shares of Class A Common Stock, par value $0.01 per share, 30,000,000 shares of Class B Common Stock, par value $0.01 per share, and 3,000,000 shares of preferred stock, par value $0.01 per share. As of August 31, 2012, there were (1) 40,985,526 shares of Class A Common Stock issued and outstanding, held by approximately 273 holders of record and (2) 1,892,048 shares of Class B Common Stock issued and outstanding, held by approximately 100 holders of record.

Class A Common Stock and Class B Common Stock

Voting. Holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share. Except with respect to the class voting rights of the Class A Common Stock and Class B Common Stock described below or as otherwise required by law, all actions submitted to a vote of stockholders are voted on by the holders of Class A Common Stock and Class B Common Stock voting together as a single class. Except for the filling of vacancies and newly created directorships, a plurality of all of the holders of Class A Common Stock and Class B Common Stock present in person or represented by proxy is necessary for the election of directors at a meeting of stockholders that is duly called and has a quorum present. Certain other actions requiring stockholder approval must be approved by a majority of the voting power of the Class A Common Stock and Class B Common Stock. Subject to certain exceptions, the affirmative vote of 66 2/3% of the voting power of the Class A Common Stock and Class B Common Stock, voting as a single class, is necessary for the approval of a merger, consolidation or sale of substantially all of our assets. Holders of our capital stock are not entitled to cumulative voting in the election of directors.

Conversion. Class A Common Stock has no conversion rights. Pursuant to our Class B Stockholders’ Agreement, dated May 20, 1996 (Class B Stockholders’ Agreement), each share of Class B Common Stock is convertible into one share of Class A Common Stock (1) at any time at the option of the holder of the Class B Common Stock and (2) automatically upon any transfer by the holder thereof other than (a) a transfer by gift to a spouse, child or grandchild of a holder of record of Class B Common Stock, or to a trust for the benefit thereof, (b) a transfer to Mortimer B. Fuller, III or any Executive Officer (as defined in the Class B Stockholders’ Agreement) or (c) a transfer to a spouse, child or grandchild of a holder of record of Class B Common Stock, or to a trust for the benefit thereof, which results, whether by bequest, operation of the laws of intestate succession or otherwise, from the death of such holder of record.

Dividends. Dividends are payable on the outstanding shares of (1) only Class A Common Stock or (2) both Class A Common Stock and Class B Common Stock, in each case, when, as and if declared by our Board of Directors. If there is any arrearage in the payment of dividends on shares of our preferred stock, we may not pay dividends upon, repurchase or redeem shares of our Class A or Class B Common Stock.

If our Board of Directors determines to pay a dividend on Class B Common Stock, each share of Class A Common Stock will receive a dividend in an amount 10% greater than the amount of the dividend per share paid on the Class B Common Stock.

Liquidation. In the event of liquidation, holders of Class A Common Stock and Class B Common Stock will share with each other on a ratable basis as a single class in the net assets of our company available for distribution after payment or provision for our liabilities and after satisfaction of any liquidation preference on any series of our preferred stock.

Other Terms. Neither the Class A Common Stock nor the Class B Common Stock may be subdivided (whether in the form of a stock dividend or otherwise), consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of shares is subdivided (whether in the form of a stock dividend or otherwise), consolidated, reclassified or otherwise changed in the same proportion and in the same manner. In any merger, consolidation, reorganization or other business combination, the consideration to be received per share by holders of either Class A Common Stock or Class B Common Stock must be identical to that received by the holders of the other class. Neither the holders of Class A Common Stock nor the holders of Class B Common Stock are entitled to preemptive rights, and neither the Class A Common Stock nor the Class B Common Stock is subject to redemption.

Listing. Our Class A Common Stock is quoted on the New York Stock Exchange under the symbol “GWR.”

Preferred Stock

General. Our Board of Directors, without action by stockholders, is authorized to:

•	authorize the issuance of shares of preferred stock in one or more series;

•	establish the number of shares in each series; and

•	fix the designations, powers, preferences and rights of each series and the qualifications, limitations or restrictions of each series.

Each time that we issue a new series of preferred stock registered under the registration statement of which this prospectus forms a part, we will file with the SEC a definitive certificate of designations. In addition, the prospectus supplement relating to that new series of preferred stock will specify the particular amount, price and other terms of that new series. These terms will include:

•	the designation of the title of the series;

•	dividend rates;

•	redemption provisions, if any;

•	special or relative rights in the event of liquidation, dissolution, distribution or winding up of our company;

•	sinking fund provisions, if any;

•	whether the preferred stock will be convertible into our Class A Common Stock or any other of our securities or exchangeable for securities of any other person;

•	voting rights; and

•	any other preferences, privileges, powers, rights, qualifications, limitations and restrictions, not inconsistent with our by-laws.

The shares of any series of preferred stock will be, when issued, fully paid and non-assessable.

Ranking. Each new series of our preferred stock will rank with respect to each other series of our preferred stock as specified in the prospectus supplement relating to that new series of preferred stock.

Dividends. Holders of each new series of preferred stock will be entitled to receive cash dividends or dividends in kind, if declared by our Board of Directors, out of funds legally available for dividends. For each series of preferred stock, we will specify in the prospectus supplement:

•	the dividend rates;

•	whether the rates will be fixed or variable or both;

•	the dates of distribution of the cash dividends; and

•	whether the dividends on any series of preferred stock will be cumulative or non-cumulative.

We will pay dividends to holders of record of preferred stock as they appear on our records, on the record dates fixed by our Board of Directors.

We cannot declare or pay full dividends on funds set apart for the payment of dividends on any series of preferred stock unless dividends have been paid or set apart for payment on a proportionate basis with other equity securities which rank equally with the preferred stock regarding the distribution of dividends. If we do not pay full dividends on all equity securities which rank equally, then each series of preferred stock will share dividends in proportion with our other equity securities that rank equally with that series.

Conversion and Exchange. The prospectus supplement for any new series of preferred stock will state the terms and other provisions, if any, on which shares of the new series of preferred stock are convertible into shares of our Class A Common Stock or exchangeable for securities of a third party.

Redemption. We will specify in the prospectus supplement relating to each new series of preferred stock:

•	whether that new series will be redeemable at any time, in whole or in part, at our option or at the option of the holder of the shares of preferred stock;

•	whether that new series will be subject to mandatory redemption under a sinking fund or on other terms; and

•	the redemption prices.

In the event that preferred stock is partially redeemed, the shares to be redeemed will be determined by lot, on a proportionate basis or any other method determined to be equitable by our Board of Directors.

Dividends will cease to accrue on shares of preferred stock called for redemption, and all rights of holders of redeemed shares will terminate, on or after a redemption date, except for the right to receive the redemption price, unless we default in the payment of the redemption price.

Liquidation Preference. Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive:

•	distributions upon liquidation in the amount provided in the prospectus supplement of that series of preferred stock; plus

•	any accrued and unpaid dividends.

These payments will be made to holders of preferred stock out of our assets available for distribution to stockholders before any distribution is made on any securities ranking junior to the preferred stock regarding liquidation rights.

In the event that holders of preferred stock are not paid in full upon our liquidation, dissolution or winding up, then these holders will share, on a proportionate basis, any future distribution of our assets with holders of our other securities that rank equally with them.

Voting Rights. The holders of shares of any series of preferred stock will have no voting rights except as indicated in the certificate of designations relating to the series, the applicable prospectus supplement or as required by law.

Classes of Directors

Our Board of Directors is currently classified into three classes. One class of directors is elected each year and the members of that class hold office for a three-year term or until their successors are duly elected and qualified. The classification of directors will have the effect of making it more difficult for a third party to change the composition of our Board of Directors without the support of the incumbent directors. At least two annual stockholder meetings, instead of one, will be required to effect a change in the control of our Board, unless stockholders remove directors for cause.

Description of Our Warrants

General

We may issue warrants to purchase senior debt securities, subordinated debt securities, preferred stock, Class A Common Stock or any combination of these securities, and these warrants may be issued by us independently or together with any underlying securities and may be attached or separate from the underlying securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

The following outlines some of the general terms and provisions of the warrants. Further terms of the warrants and the applicable warrant agreement will be stated in the applicable prospectus supplement. The following description and any description of the warrants in a prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the warrant agreement, a form of which will be filed as an exhibit to the registration statement which contains this prospectus.

The applicable prospectus supplement will describe the terms of any warrants that we may offer, including the following:

•	the title of the warrants;

•	the total number of warrants;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies investors may use to pay for the warrants;

•	the designation and terms of the underlying securities purchasable upon exercise of the warrants;

•	the price at which and the currency or currencies, including composite currencies, in which investors may purchase the underlying securities purchasable upon exercise of the warrants;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	whether the warrants will be issued in registered form or bearer form;

•	information with respect to book-entry procedures, if any;

•	if applicable, the minimum or maximum amount of warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security;

•	if applicable, the date on and after which the warrants and the related underlying securities will be separately transferable;

•	if applicable, a discussion of material U.S. federal income tax considerations;

•	the identity of the warrant agent;

•	the procedures and conditions relating to the exercise of the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Warrant certificates may be exchanged for new warrant certificates of different denominations, and warrants may be exercised at the warrant agent’s corporate trust office or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants exercisable for debt securities will not have any of the rights of holders of the debt securities purchasable upon such exercise and will not be entitled to payments of principal (or premium, if any) or interest, if any, on the debt securities purchasable upon such exercise. Prior to the exercise of their warrants, holders of warrants exercisable for shares of preferred stock or Class A Common Stock will not have any rights of holders of the preferred stock or Class A Common Stock purchasable upon such exercise and will not be entitled to dividend payments, if any, or voting rights of the preferred stock or Class A Common Stock purchasable upon such exercise.

Exercise of Warrants

A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised as set forth in the applicable prospectus supplement. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Enforceability of Rights; Governing Law

The holders of warrants, without the consent of the warrant agent, may, on their own behalf and for their own benefit, enforce, and may institute and maintain any suit, action or proceeding against us to enforce their rights to exercise and receive the securities purchasable upon exercise of their warrants. Unless otherwise stated in the prospectus supplement, each issue of warrants and the applicable warrant agreement will be governed either by the laws of the State of New York or the laws of the State of Delaware.

Description of Our Depositary Shares

The following description of depositary shares representing shares of our preferred stock sets forth certain general terms and provisions of depositary agreements, depositary shares and depositary receipts. The particular terms of the depositary shares and related agreements and receipts will be described in the prospectus supplement relating to those depositary shares. The specific terms of the depositary shares as described in the applicable prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this prospectus.

We may offer depositary shares evidenced by depositary receipts. Each depositary share represents a fraction or a multiple of a share of the particular series of preferred stock issued and deposited with a depositary. The fraction or the multiple of a share of preferred stock which each depositary share represents will be set forth in the applicable prospectus supplement.

We will deposit the shares of any series of preferred stock represented by depositary shares according to the provisions of a deposit agreement to be entered into between us and a bank or trust company which we will select as our preferred stock depositary. We will name the depositary in the applicable prospectus supplement. Each holder of a depositary share will be entitled to all the rights and preferences of the underlying preferred stock in proportion to the applicable fraction or multiple of a share of preferred stock represented by the depositary share. These rights include dividend, voting, redemption, conversion and liquidation rights. The depositary will send the holders of depositary shares all reports and communications that we deliver to the depositary and which we are required to furnish to the holders of depositary shares.

Depositary Receipts

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to anyone who is buying a fraction or a multiple of a share of preferred stock in accordance with the terms of the applicable prospectus supplement.

Withdrawal of Preferred Stock

Unless the related depositary shares have previously been called for redemption, a holder of depositary shares may receive the number of whole shares of the related series of preferred stock and any money or other property represented by the holder’s depositary receipts after surrendering the depositary receipts at the corporate trust office of the depositary, paying any taxes, charges and fees provided for in the deposit agreement and complying with any other requirement of the deposit agreement. Partial shares of preferred stock will not be issued. If the surrendered depositary shares exceed the number of depositary shares that represent the number of whole shares of preferred stock the holder wishes to withdraw, then the depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Once the holder has withdrawn the preferred stock, the holder will not be entitled to re-deposit that preferred stock under the deposit agreement or to receive depositary shares in exchange for such preferred stock. We do not expect that there will be any public trading market for withdrawn shares of preferred stock.

Dividends and Other Distributions

The depositary will distribute to record holders of depositary shares any cash dividends or other cash distributions it receives on preferred stock, after deducting its fees and expenses. Each holder will receive these distributions in proportion to the number of depositary shares owned by the holder. The depositary will distribute only whole U.S. dollars and cents. The depositary will add any fractional cents not distributed to the next sum received for distribution to record holders of depositary shares.

In the event of a non-cash distribution, the depositary will distribute property to the record holders of depositary shares, unless the depositary determines that it is not feasible to make such a distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

The amounts distributed to holders of depositary shares will be reduced by any amounts required to be withheld by the preferred stock depositary or by us on account of taxes or other governmental charges.

Redemption of Depositary Shares

If the series of preferred stock represented by depositary shares is subject to redemption, then we will give the necessary proceeds to the depositary. The depositary will then redeem the depositary shares using the funds they received from us for the preferred stock. The redemption price per depositary share will be equal to the redemption price payable per share for the applicable series of the preferred stock and any other amounts per share payable with respect to the preferred stock multiplied by the fraction or multiple of a share of preferred stock represented by one depositary share. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem the depositary shares representing the shares of preferred stock on the same day provided we have paid in full to the depositary the redemption price of the preferred stock to be redeemed and any accrued and unpaid dividends. If fewer than all the depositary shares of a series are to be redeemed, the depositary shares will be selected by lot or ratably or by any other equitable methods as the depositary will decide.

After the date fixed for redemption, the depositary shares called for redemption will no longer be considered outstanding. Therefore, all rights of holders of the depositary shares will cease, except that the holders will still be entitled to receive any cash payable upon the redemption and any money or other property to which the holder was entitled at the time of redemption. To receive this amount or other property, the holders must surrender the depositary receipts evidencing their depositary shares to the preferred stock depositary. Any funds that we deposit with the preferred stock depositary for any depositary shares that the holders fail to redeem will be returned to us after a period of one year from the date we deposit the funds.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will notify holders of depositary shares of the upcoming vote and arrange to deliver our voting materials to the holders. The record date for determining holders of depositary shares that are entitled to vote will be the same as the record date for the preferred stock. The materials the holders will receive will (1) describe the matters to be voted on and (2) explain how the holders, on a certain date, may instruct the depositary to vote the shares of preferred stock underlying the depositary shares. For instructions to be valid, the depositary must receive them on or before the date specified. To the extent possible, the depositary will vote the shares as instructed by the holder. We agree to take all reasonable actions that the depositary determines are necessary to enable it to vote as a holder has instructed. If the depositary does not receive specific instructions from the holders of any depositary shares, it will vote all shares of that series held by it proportionately with instructions received.

Conversion or Exchange

The depositary, with our approval or at our instruction, will convert or exchange all depositary shares if the preferred stock underlying the depositary shares is converted or exchanged. In order for the depositary to do so, we will need to deposit the other preferred stock, common stock or other securities into which the preferred stock is to be converted or for which it will be exchanged.

The exchange or conversion rate per depositary share will be equal to:

•	the exchange or conversion rate per share of preferred stock, multiplied by the fraction or multiple of a share of preferred stock represented by one depositary share;

•	plus all money and any other property represented by one depositary share; and

•	including all amounts per depositary share paid by us for dividends that have accrued on the preferred stock on the exchange or conversion date and that have not been paid.

The depositary shares, as such, cannot be converted or exchanged into other preferred stock, common stock, securities of another issuer or any other of our securities or property. Nevertheless, if so specified in the applicable prospectus supplement, a holder of depositary shares may be able to surrender the depositary receipts to the depositary with written instructions asking the depositary to instruct us to convert or exchange the preferred stock represented by the depositary shares into other shares of our preferred stock or common stock or to exchange the preferred stock for any other securities registered pursuant to the registration statement of which this prospectus forms a part. If the depositary shares provide for this right, we would agree that, upon the payment of any applicable fees, we will cause the conversion or exchange of the preferred stock using the same procedures as we use for the delivery of preferred stock. If a holder is only converting part of the depositary shares represented by a depositary receipt, new depositary receipts will be issued for any depositary shares that are not converted or exchanged.

Amendment and Termination of the Deposit Agreement

We may agree with the depositary to amend the deposit agreement and the form of depositary receipt without consent of the holder at any time. However, if the amendment adds or increases fees or charges (other than any change in the fees of any depositary, registrar or transfer agent) or prejudices an important right of holders, it will only become effective with the approval of holders of at least a majority of the affected depositary shares then outstanding. We will make no amendment that impairs the right of any holder of depositary shares, as described above under “—Withdrawal of Preferred Stock”, to receive shares of preferred stock and any money or other property represented by those depositary shares, except in order to comply with mandatory provisions of applicable law. If an amendment becomes effective, holders are deemed to agree to the amendment and to be bound by the amended deposit agreement if they continue to hold their depositary receipts.

The deposit agreement automatically terminates if:

•	all outstanding depositary shares have been redeemed or converted or exchanged for any other securities into which they or the underlying preferred stock are convertible or exchangeable;

•	each share of preferred stock has been converted into or exchanged for common stock; or

•	a final distribution in respect of the preferred stock has been made to the holders of depositary receipts in connection with our liquidation, dissolution or winding-up.

We may also terminate the deposit agreement at any time we wish. If we do so, the depositary will give notice of termination to the record holders not less than 30 days before the termination date. Once depositary receipts are surrendered to the depositary, it will send to each holder the number of whole or fractional shares of the series of preferred stock underlying that holder’s depositary receipts.

Charges of Depositary and Expenses

We will pay the fees, charges and expenses of the depositary provided in the deposit agreement to be payable by us. Holders of depositary receipts will pay any taxes and governmental charges and any charges provided in the deposit agreement to be payable by them. If the depositary incurs fees, charges or expenses for which it is not otherwise liable at the election of a holder of a depositary receipt or other person, that holder or other person will be liable for those fees, charges and expenses.

Resignation and Removal of Depositary

The depositary may resign at any time by notifying us of its election to do so. In addition, we may remove the depositary at any time. Within 60 days after the delivery of the notice of resignation or removal of the depositary, we will appoint a successor depositary.

Description of Our Stock Purchase Contracts and Stock Purchase Units

The following description of stock purchase contracts and stock purchase units sets forth certain general terms of the stock purchase contracts and/or stock purchase units that we may issue. The particular terms of any stock purchase contracts or stock purchase units will be described in the prospectus supplement relating to the stock purchase contracts or stock purchase units. The description set forth below and in any prospectus supplement is not complete, and is subject to, and qualified in its entirety by reference to, the stock purchase contracts, any collateral arrangements and any depositary arrangements relating to such stock purchase contracts or stock purchase units and, if applicable, the prepaid securities and the document pursuant to which the prepaid securities will be issued which will be filed with the SEC promptly after the offering of such stock purchase contracts or stock purchase units and, if applicable, prepaid securities.

We may issue stock purchase contracts representing contracts obligating holders to purchase from us and for us to sell to the holders shares of Class A Common Stock or shares of preferred stock at a future date or dates. The price per share of Class A Common Stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts.

The stock purchase contracts may be issued separately or as a part of units, often known as stock purchase units, consisting of a stock purchase contract and either:

•	debt securities issued by us, or

•	debt obligations of third parties, including U.S. Treasury securities,

which may or may not secure the holder’s obligations to purchase the Class A Common Stock or preferred stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing each holder’s obligations under the original stock purchase contract.

Description of Our Units

We may issue units comprised of one or more of the other securities described in this prospectus in any combination. The applicable prospectus supplement will describe:

•	the terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units or the securities comprising the units.

Selling Stockholders

We may register shares of our Class A Common Stock covered by this prospectus for re-offers and resales by any selling stockholders to be named in a prospectus supplement. We may register these shares to permit selling stockholders to resell their shares when and if they deem appropriate. A selling stockholder may resell all, a portion or none of such stockholder’s shares of Class A Common Stock at any time and from time to time. Selling stockholders may also sell, transfer or otherwise dispose of some or all of their shares of our Class A Common Stock in transactions exempt from the registration requirements of the Securities Act. We do not know when or in what amounts the selling stockholders may offer shares of Class A Common Stock for sale under this prospectus and any prospectus supplement. We will not receive any proceeds from any sale of shares of Class A Common Stock by a selling stockholder under this prospectus and any prospectus supplement. We may pay all expenses incurred with respect to the registration of the shares of Class A Common Stock owned by the selling stockholders, other than underwriting fees, discounts or commissions which will be borne by the selling stockholders. We will provide you with a prospectus supplement naming the selling stockholders, describing their position or material relationship with us, the amount of shares to be registered and sold and any other terms of the shares of Class A Common Stock being sold by each selling stockholder.

Plan of Distribution

The debt securities, preferred stock, Class A Common Stock, warrants, depositary shares, stock purchase contracts, stock purchase units and units may be sold from time to time in one or more transactions:

•	to or through underwriting syndicates represented by managing underwriters;

•	through one or more underwriters without a syndicate for them to offer and sell to the public;

•	through dealers or agents; or

•	to investors directly in negotiated sales or in competitively bid transactions.

The prospectus supplement for each series of securities we sell will describe that offering, including:

•	the name or names of any underwriters;

•	the purchase price and the proceeds to us from that sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Underwriters

If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the securities that we will offer. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions. The underwriters will be obligated to purchase all of these securities if any are purchased.

The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We also may sell the securities in connection with a remarketing upon their purchase, in connection with a redemption or repayment, by a remarketing firm acting as principal for its own account or as our agent. Remarketing firms may be deemed to be underwriters in connection with the securities that they remarket.

We may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us, at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

The Class A Common Stock covered by this prospectus may also be sold from time to time by our selling stockholders. The selling stockholders and their successors, including their transferees, may sell their shares of Class A Common Stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders or the purchasers of the securities. In the case of sales by selling stockholders, we will not receive any of the proceeds from the sale by them of the securities. Unless otherwise described in an applicable prospectus supplement, the description herein of sales by us regarding underwriters, dealers and agents will apply similarly to sales by selling stockholders through underwriters, dealers and agents. We will name the underwriters, dealers or agents acting for the selling stockholders in a prospectus supplement and provide the principal terms of the agreement between the selling stockholders and the underwriters, dealers or agents. In offering the securities covered by this prospectus, the selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of those securities may be deemed “underwriters” within the meaning of Section 2(a)(11) of the Securities Act.

Agents

We may also sell any of the securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by us to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in the prospectus supplement.

Direct Sales

We may sell any of the securities directly to purchasers. In this case, we will not engage underwriters or agents in the offer and sale of these securities.

Indemnification

We may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

No Assurance of Liquidity

The securities offered hereby may be a new issue of securities with no established trading market. Any underwriters that purchase securities from us may make a market in these securities. The underwriters will not be obligated, however, to make a market and may discontinue market-making at any time without notice to holders of the securities. We cannot assure you that there will be liquidity in the trading market for any securities of any series.

Legal Opinion

Simpson Thacher & Bartlett LLP, New York, New York, will provide an opinion for us regarding the validity of the offered securities.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of RailAmerica, Inc. appearing in RailAmerica Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2011, and the effectiveness of RailAmerica Inc.’s internal control over financial reporting as of December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference from Genesee & Wyoming Inc.’s Current Report on Form 8-K filed with the SEC on September 12, 2012. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

3,500,000 Shares

Genesee & Wyoming Inc.

Class A Common Stock

PROSPECTUS SUPPLEMENT

September 13, 2012

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